SIDLEY AUSTIN BROWN & WOOD LLP

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FOUNDED 1866

BEIJING
GENEVA
HONG KONG
LONDON
SHANGHAI
SINGAPORE
TOKYO

July 29, 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Rule 12g3-2(b) Filing Requirements for
Grupo Industrial Saltillo, S.A. de C.V.
("GISSA") File No. 82-5019

Ladies and Gentlemen:

Pursuant to filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Act"), I hereby submit an English-language summary of each of the following Spanish-language original documents pertaining to GISSA:

Information for the Quarter ended on March 31, 2002

1. GISSA press release, dated April 26, 2002, outlining the financial results for the three-month period ended on March 31, 2002;

2. Minutes of the General Annual Ordinary Stockholders' Meeting No. 74, held on April 26, 2002;

3. Minutes of the General Extraordinary Stockholders' Meeting No. 73, held on April 26, 2002;

4. Amended and restated by-laws of GISSA;

5. Consolidated balance sheets, income statements, changes in stockholders' equity and changes in financial position of GISSA for the years ended December 31, 2000 and December 31, 2001;

6. Balance sheets, income statements, changes in stockholders' equity and changes in financial position of Servicios de Produccion Saltillo, S.A. de C.V. for the years ended December 31, 2000 and December 31, 2001;

dw 7/30

7. Balance sheets, income statements, changes in stockholders' equity and changes in financial position of Pistones Industriales, S.A. de C.V. for the years ended December 31, 2000 and December 31, 2001;

8. GISSA Annual Report, filed pursuant to Circular 11-33 of the National Banking and Securities Commission (*Comision Nacional Bancaria y de Valores*), for the year ended December 31, 2001; and

9. Letter from the Chairman of the Board of Directors of GISSA, dated June 24, 2001, confirming the contents of the attached questionnaires in connection with the Better Corporate Practices Code.

An English language summary of each of the aforementioned Spanish-language original documents has been enclosed for your convenience. In addition, the following English-language original document is also enclosed:

1. GISSA Annual Report for the year ended December 31, 2001.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by GISSA that it is subject to the Act.

Please stamp the enclosed copy of this letter "Received" and return it to the messenger who is delivering the package.

Please do not hesitate to contact me at (212) 839-5872 with any further questions or comments you may have.

Best regards,

Edward R. Flagg

(Enclosures)

cc: Manuel I. Fernandez Perez
(Grupo Industrial Saltillo, S.A. de C.V.)
Howard M. Kleinman, Esq.
(Sidley Austin Brown & Wood LLP)

NY1 5231665v1

GRUPO INDUSTRIAL SALTILLO

FOR IMMEDIATE RELEASE

EBITDA For 1Q02 Up 17% Year-Over-Year To US$39 Million

Saltillo, Coahuila, Mexico, April 26, 2002 -- Grupo Industrial Saltillo, S.A. de C.V. (BMV: GISSA, OTC: GISQY) (GISSA), one of Mexico's leading industrial companies, today announced results for the three-month period ended March 31, 2002.

Unless otherwise stated, all figures discussed in this announcement are either in millions of constant Mexican pesos as of March 31, 2002, (Ps.), or in millions of U.S. dollars, as indicated. All comparisons are in real terms.

FIRST QUARTER CONSOLIDATED HIGHLIGHTS

- **SALES**

  Net sales were **Ps.1,632**, a **10%** and **9%** quarter-over-quarter and year-over-year decline, respectively. In dollar terms, net sales were **US$178**, representing a **7%** quarter-over-quarter decrease and **1%** year-over-year increase.

- **OPERATING INCOME**

  Operating income **(EBIT)** was **Ps.235**, representing a quarter-over-quarter decrease of **20%** and a year-over-year improvement of **14%**. **EBIT** margin increased to **14%**, from **11%** in 1Q01.

  EBITDA declined quarter-over-quarter by **12%** to **Ps.353 (US$39)**. Year-over-year, **EBITDA** improved by **5%**. **EBITDA** margin remained unchanged quarter-over-quarter at **22%**, but improved from **19%** for 1Q01.

- **MAJORITY NET INCOME**

  Majority net income was **Ps.141 (US$15)**, or earnings per ordinary share of **Ps. 0.50**.

CONSOLIDATED RESULTS

I.- SALES

Consolidated net sales for **1Q02** decreased **10%** and **9%** quarter-over-quarter and year-over-year, respectively - (Table 1).

Table 1
Total Sales

	1Q02	*4Q01*	*1Q01*	*YoY% Change*	*QoQ% Change*
Sales (Million Pesos)	1,632	1,807	1,802	(9.4%)	(9.7%)
Sales (Million Dollars)	178	192	177	0.9%	(7.2%)
Volume				2.5%	(2.2%)

The quarter-over-quarter **10%** decline in consolidated sales was mainly due to: lower sales volumes at the Building Products Division as a result of:

(a) A 48% reduction in volumes sold by the water heaters business due to the cyclical nature of the business and overall warm weather conditions during the quarter;

(b) A less favorable mix of products sold together with a slight price pressure at the Ceramic Tiles business;

(c) The seasonal decline in bathroom fixture sales; and

(d) To a lesser extent, due to the **1.5%** appreciation of the Mexican peso against the U.S. dollar during the quarter.

This decline in sales was partially offset by a **14%** increase in volumes sold at the Metal-Mechanical and Automotive Division.

The year-over-year **9%** reduction in consolidated sales was mostly due to:

(a) A **4%** decline in volumes sold by the Metal-Mechanical and Automotive Division;

(b) The **6%** appreciation of the Mexican peso against the U.S. Dollar; and

(c) Pricing pressure at the Houseware Division.

II.- CONSOLIDATED OPERATING INCOME, EBIT MARGIN AND EBITDA

Consolidated operating income (**EBIT**) for **1Q02** was **Ps.235,** representing a **20%** quarter-over-quarter decrease and a **14%** year-over-year improvement - (Table 2).

Table 2
Operating Cash Flow

	1Q02	*4Q01*	*1Q01*	*YoY% Change*	*QoQ% Change*
EBIT					
Million Pesos	235	294	206	14.1%	(20.0%)
Margin	*14%*	*16%*	*11%*		
Million Dollars	26	31	20	27.1%	(17.8%)
EBITDA					
Million Pesos	353	402	337	4.8%	(12.3%)
Margin	*22%*	*22%*	*19%*		
Million Dollars	39	43	33	16.7%	(9.8%)

The quarter-over-quarter **20%** decline in **EBIT** was mainly due to:

(a) The **10%** decline in revenues mentioned above; and

(b) Because the decline in volumes sold at the Water Heaters Business, was only partially compensated by lower production costs.

This decline offset the **61%** quarter-over-quarter improvement in **EBIT** at the Metal-Mechanical and Automotive Division, as a result of improved profitability and **Ps.23** in income generated from commodity swaps of natural gas carried out by the three divisions early in the quarter.

The year-over-year **14%** improvement in **EBIT** was mainly due to the performance of the Building Products Division, in particular the Ceramic Tiles Business, as a result of an increase in volumes sold for the quarter in excess of **10%** as well as higher capacity utilization at the more efficient Guanajuato Plants - (Table 2).

The efficient cost-cutting program implemented throughout the company since the first quarter 2001 also was a key factor behind the **EBIT** improvement for the quarter.

As a result, consolidated EBIT margin for **1Q02** declined to **14%**, from **16%** for the previous quarter, but improved from **11%** for 1Q01.

Consolidated **EBITDA** for **1Q02** declined quarter-over-quarter by **12%** to **Ps.353**, or **US$39**, but improved year-over-year by **5%**.

EBITDA margin remained unchanged quarter-over-quarter at **22%**, but improved from **19%** for the same quarter of last year.

III.- COMPREHENSIVE FINANCIAL COST (CFC)

GISSA's comprehensive financial cost (CFC) for the quarter was an income of **Ps.19**, *compared to an income of* **Ps.54** *for the previous quarter* - (Table 3).

Table 3
Comprehensive Financial Cost

	1Q02	*4Q01*	*1Q01*
Financial Expenses	42	34	52
Financial Income	(18)	(7)	(5)
Foreign Exchange Fluctuation	(17)	(96)	5
Monetary Gains	(25)	14	(32)
Total	(19)	(54)	20

The Company's *increased levels of cash and marketable securities also resulted in* higher financial income posted throughout the quarter.

IV.- MAJORITY NET INCOME.

Majority *net income for* **1Q02** was **Ps.141**, *resulting in a quarter-over-quarter and* year-over-year improvement of **1%** and **9%**, respectively.

Majority net income over sales was **9%**, above the **7%** margin reached in the same quarter a year ago, but unchanged from that of the previous quarter.

V.- OTHER RELEVANT EVENTS.

At the end of February, **GISSA** concluded the syndication of a **US$130** million Senior Unsecured Long Term Loan Facility. The terms of this five-year loan are highly favorable for the Company, with an average spread of investment grade credit facilities.

Proceeds from this credit facility were used to prepay a **US$82** million bank debt obtained in April 1998 and to partially finance the **US$105** million capital expenditure plan for the year.

Bank Boston acted as the "Lead Arranger." Nine additional global institutions also participated in the syndicate.

At the suggestion of our Auditors, during this quarter the accounting of the difference between the market price and the price fixed in a commodity SWAP contract was recognized on an accrued basis as part of the cost of goods sold of the product subject to coverage instead of as part of the Comprehensive Financial Cost.

As a result, a gain of Ps.23 million in connection with commodity swaps of natural gas carried out by the three divisions early in the quarter was classified in cost of goods sold, thus positively impacting gross margin for the period. This, however, has no impact on the net income, since it only refers to changes in presentation.

RESULTS BY DIVISION
METAL-MECHANICAL AND AUTOMOTIVE DIVISION

I.- REVENUES

Revenues for **1Q02** were **Ps.599,** representing a quarter-over-quarter improvement of **5%**, but a year-over-year decline of **16% -** (Table 4).

Table 4
Division's Total Sales

	1Q02	*4Q01*	*1Q01*	*YoY% Change*	*QoQ% Change*
Sales (Million Pesos)	599	568	713	(16.0%)	5.3%
Sales (Million Dollars)	65	60	70	(6.4%)	8.2%
Volume				(3.9%)	14.4%

(a) The quarter-over-quarter **5%** improvement in sales was due to a **14%** weighted average increase in volumes sold mainly driven by:

(a) The new contract signed by the Diesel Business with Caterpillar, as well as a very positive recovery from sales to John Deere and Detroit Diesel which boosted sales by **45%**; and

(b) A **9%** increase in volumes sold by the Gasoline Business, driven by higher demand from OEM's in the U.S.

In addition, aluminum sales also continued their growth trend with volumes up by around 2% during the quarter.

The increase in volumes sold offset the negative impact of the quarter-over-quarter **1.5%** appreciation of the Mexican peso against the US dollar, as approximately 95% percent of sales are U.S. dollar denominated.

The year-over-year **16%** decline in sales was primarily attributable to:

(a) A **6%** appreciation of the Mexican peso against the U.S. dollar throughout the period; and

(b) Less working-days for the quarter, as this year Holy Week week took place in March, while in 2001 it took place in April. This mostly affected the Gasoline and Diesel Businesses.

Table 5
Volumes Sold by the Main Business Units

	YoY% Change	*QoQ% Change*
Iron Engine B & H (Gasoline)	(4.4%)	9.1%
Aluminum Heads (Gasoline)	0.5%	1.7%
Iron Engine B & H (Diesel)	(3.1%)	44.7%

Table 6
Main Business Units Sales (*)

Million Dollars	*1Q02*	*4Q01*	*1Q01*	*YoY % Change*	*QoQ % Change*
Iron Engine B & H (Gasoline)	40	37	43	(6.9%)	8.2%
Aluminum Heads (Gasoline)	12	12	12	0.5%	2.7%
Iron Engine B & H (Diesel)	12	8	12	(7.5%)	38.2%

* Figures are expressed in US$ as 100% of total sales of this Division are US$ denominated.

II.- OPERATING INCOME, EBIT MARGIN AND EBITDA

Operating income **(EBIT)** for **1Q02** increased quarter-over-quarter by **61%** to **Ps.60,** compared to **Ps.63** for 1Q01 - (Table 7).

Table 7
Division's Operating Cash Flow

	1Q02	*4Q01*	*1Q01*	*YoY% Change*	*QoQ% Change*
EBIT					
Million Pesos	60	37	63	(5.4%)	61.4%
Margin	*10%*	*7%*	*9%*		
Million Dollars	7	4	6	5.4%	65.9%
EBITDA					
Million Pesos	121	87	131	(7.4%)	39.7%
Margin	*20%*	*15%*	*18%*		
Million Dollars	13	9	13	3.2%	43.6%

The quarter-over-quarter **61%** increase in **EBIT** was mainly due to:

(a) Higher volumes sold, especially at the Diesel and Gasoline businesses; and

(b) The ongoing cost reduction program begun several quarters ago, which continues to deliver excellent results.

It is important to note that this quarter production volumes at the aluminum operation continued to increase, resulting in a high level of capacity utilization and delivering stable profitability.

The year-over-year **5%** decrease in **EBIT** was only attributable to the reduction in volumes sold, as explained above.

During the quarter, **EBITDA** margin for the Division improved to **20%**, from **15%** for the previous quarter and **18%** for 1Q01 - (Table 7).

RESULTS BY DIVISION
BUILDING PRODUCTS DIVISION

I.- SALES

Sales for **1Q02** were **Ps.789**, reflecting a quarter-over-quarter and year over-year decline of **23%** and **4%**, respectively - (Table 8).

Table 8
Division's Total Sales

	1Q02	*4Q01*	*1Q01*	*YoY% Change*	*QoQ% Change*
Sales (Million Pesos)	789	1,018	820	(3.8%)	(22.5%)
Sales (Million Dollars)	86	108	81	7.2%	(20.3%)
Volume				6.6%	(16.7%)

The quarter-over-quarter **23%** decline in sales was mainly due to:

a) A combination of the weak recovery in the construction industry, the business cycle and unusually warm winter weather, which resulted in lower volumes sold by the Ceramic Tiles Business (a **6%** decline), the Bathroom Fixture Business (a **13%** decline), and the Water Heaters Business (a **48%** decline); and

(b) To a lesser extent, an unfavorable product mix at the Ceramic Tiles Business that negatively impacted prices in real terms by **3%**.

The year-over-year **4%** decline in sales was principally driven by weaker prices, mainly at the Ceramic Tiles and Bathroom Fixtures Businesses, which offset the **14%** increase in sales volumes at the Ceramic Tiles Business - (Table 9)

Table 9
Volumes Sold by the Main Business Units

	YoY% Change	*QoQ% Change*
Ceramic Tiles	13.9%	(6.1%)
Bathroom Fixtures	(2.2%)	(12.7%)
Water Heaters	(2.8%)	(47.6%)

Table 10
Main Business Units Sales (*)

Million Constant Pesos	*1Q02*	*4Q01*	*1Q01*	*YoY% Change*	*QoQ% Change*
Ceramic Tiles	417	470	411	1.4%	(11.3%)
Bathroom Fixtures	129	147	154	(16.5%)	(12.8%)
Water Heaters	159	291	164	(3.4%)	(45.5%)

* Figures expressed in Mexican Pesos, as sales to the domestic market represent approximately 90% of total sales for this division.

II.- OPERATING INCOME, EBIT MARGIN AND EBITDA

EBIT for **1Q02** declined quarter-over-quarter by **42%**, but improved year-over-year by **38%** - (Table 11).

Table 11
Division's Operating Cash Flow

	1Q02	*4Q01*	*1Q01*	*YoY% Change*	*QoQ% Change*
EBIT					
Million Pesos	138	240	100	37.7%	(42.4%)
Margin	*18%*	*24%*	*12%*		
Million Dollars	15	26	10	53.4%	(40.8%)
EBITDA					
Million Pesos	181	285	150	20.9%	(36.3%)
Margin	*23%*	*28%*	*18%*		
Million Dollars	20	30	15	34.7%	(34.6%)

The quarter-over-quarter **42%** decrease in **EBIT** is explained by:

(a) A **23%** decline in sales, as mentioned above;

(b) The seasonal reduction in volumes sold within an unchanged cost structure, in particular at the Water Heaters Business; and

(c) A **4.5%** annual increase in employees' compensation.

The year-over-year **38%** improvement in EBIT is attributable to:

(a) A more efficient structure at the Ceramic Tiles Business as a result of increased capacity utilization at the more profitable Guanajuato plants;

(b) The impact of a **Ps.17** benefit from a commodity swap of natural gas; and

(c) A **7%** increase in weighted average volumes sold.

EBITDA margin for the division declined quarter-over-quarter to **23%**, from **28%**, but improved from **18%** for 1Q01 - (Table 11).

RESULTS BY DIVISION
HOUSEWARE DIVISION

I.- SALES

Sales for **1Q02**, improved quarter-over-quarter by **11%**, but declined year-over-year by **8%** – (Table 12).

Table 12
Division's Total Sales

	1Q02	*4Q01*	*1Q01*	*YoY% Change*	*QoQ% Change*
Sales (Million Pesos)	244	220	266	(8.1%)	10.9%
Sales (Million Dollars)	27	23	26	2.4%	14.0%
Volume				5.7%	5.9%

The quarter-over-quarter **11%** improvement in sales was driven by an **18%** increase in volumes sold combined with higher prices at the Kitchenware Business - (Table 13). The improvement of the sales mix at the Tableware Business was offset by the **27%** reduction in volumes sold as a result of competitive imports from Asia.

The year-over-year **8%** decline in sales was mainly caused by the weak pricing environment in the Tableware business as a result of increased Asian imports.

Table 13
Volume Sold by the Main Business Units

	YoY% Change	*QoQ% Change*
Kitchenware Products	5.7%	18.2%
Tableware Products	5.8%	(26.8%)

II.- OPERATING INCOME, EBIT MARGIN AND EBITDA

EBIT for **1Q02** more than doubled quarter-over-quarter, but declined **9%** when compared with 1Q01 - (Table 14).

Table 14
Division's Operating Cash Flow

	1Q02	*4Q01*	*1Q01*	*YoY% Change*	*QoQ% Change*
EBIT					
Million Pesos	38	18	41	(8.8%)	112.5%
Margin	*15%*	*8%*	*16%*		
Million Dollars	4	2	4	1.6%	118.5%
EBITDA					
Million Pesos	51	32	54	(6.5%)	57.8%
Margin	*21%*	*15%*	*21%*		
Million Dollars	6	3	5	4.2%	62.2%

The quarter-over-quarter **113%** recovery in **EBIT** was achieved through:

(a) The improvement in volumes sold;

(b) A **Ps.4** benefit from a commodity swap of natural gas; and

(c) Ongoing cost cutting measures.

As a consequence, **EBITDA** margin increased to **21%**, from **15%** for the previous quarter and remained unchanged from 1Q01 levels - (Table 14).

About Grupo Industrial Saltillo:

Grupo Industrial Saltillo, S.A. de C.V. is one of Mexico's leading industrial companies. The Company operates three divisions with combined annual revenues of US$708 million for fiscal year 2001, and EBITDA of US$147 million, representing a margin of 21 percent. The Building Products Division includes the production of ceramic tiles through Vitromex, the water heater operations through Calorex and Calentadores Cinsa, as well as the production of bathroom fixtures through Saint Thomas. The Metal-Mechanical and Automotive Division operates the world's largest non-captive cast iron foundry and includes the Cifunsa, Cifunsa Diesel, Castech, and Ditemsa plants. The Houseware Division includes the production of kitchen- and tableware.

This press release contains forward-looking statements, which are subject to risks, and uncertainties that could cause the Company's actual results to differ materially from management's current expectations. Those risks and uncertainties include, without limitation: new product development and commercialization; demand and acceptance for the Company's products; competitive products and pricing; economic conditions in the Company's product and geographic markets and foreign currency fluctuations.

For further information:

GISSA
Felipe Mellado, Corporate General Director
Tel.: 011-52-844-411-1030
E-mail: fmellado@gis.com.mx

Héctor Zamorano, Corporate Finance Director
Tel.: 011-52-844-411-1040
E-mail: zamorano@gis.com.mx

Roberto González
Tel.: 011-52-844-411-1049
E-mail: rgonzalez@gis.com.mx

Breakstone&Ruth International
Susan Borinelli
Tel.: 646-536-7018
E-mail:sborinelli@breakstoneruth.com

-- Financial Tables To Follow --

GRUPO INDUSTRIAL SALTILLO, S.A. DE C.V.
CONSOLIDATED FIGURES
ENDED MARCH 31 2002
(MILLIONS OF CONSTANT PESOS AS OF MARCH 2002)

		2002		2001	% var.
Net sales	**Ps**	**1,632**	**Ps**	**1,801**	**(9)**
Operating income		**235**		**206**	**14**
Operating margin		**14%**		**11%**	**-**
CFC		**(19)**		**20**	**-**
Minority Interest		**8**		**8**	**(5)**
Net income		**141**		**129**	**9**
% Sales		**9%**		**7%**	**-**

Other Consolidated Financial Information
As of March 31, 2002
(Millions of Constant Pesos as of March 2002)

	2002	2001	% var.
Operating cash flow (1)	**353**	**337**	**5**
EBITDA/Interest expense	**9**	**7**	**31**
Debt to EBITDA (2)	**1.60**	**1.48**	**8**
Net income per share (3)	**1.59**	**1.86**	**(14)**
Operating cash flow per share (4)	**4.98**	**4.88**	**2**
Net Debt (5)	**881**	**1,621**	**(46)**
Cash Position	**1,368**	**423**	**223**

(1) Calculated by adding operating income, depreciation and amortization.
(2) Debt to 12-months EBITDA.
(3) Net income of last 12 months divided by outstanding shares.
(4) Operating cash flow of last 12 months, divided by outstanding shares.
(5) Banking debt (short and long term) minus cash and securities.

GRUPO INDUSTRIAL SALTILLO, S.A. DE C.V.
CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2002
(MILLIONS OF CONSTANT PESOS AS OF MARCH 2002)

	2002	2001
Current Assets		
Cash and securities	1,368	423
Other current assets	1,938	2,264
Total current assets	3,306	2,687
Fixed Assets	5,306	5,231
Total Assets	8,612	7,918
Current Liabilities		
Bank loans and current portion	21	852
Other current liabilities	1,018	889
Total current liabilities	1,039	1,741
Long-term Liabilities		
Bank Loans	2,228	1,192
Other liabilities	684	651
Total Long-term	2,912	1,843
Total liabilities	3,951	3,584
Total Stockholder's Equity	4,661	4,334
	8,612	7,918

- Ends -

(Translation)

MINUTES N° 74

The stockholders listed on the Attendance List which, signed by the Tellers and the Secretary, is attached to the file of these minutes, assembled at 1:10 p.m. on April 26, 2002, at Boulevard Vito Alessio Robles 2391, Corredor Industrial, Saltillo, Coahuila, which is the corporate domicile of GRUPO INDUSTRIAL SALTILLO, S.A. DE C.V., in order to hold the General Annual Ordinary Stockholders' Meeting to which they were called pursuant to a notice published on April 11, 2002, on the newspapers *El Diario de Coahuila, Vanguardia* and *El Heraldo*, of this City, and *Reforma*, *El Universal* and *El Economista*, of Mexico City.

Mr. Isidro López del Bosque, Chairman of the Board of Directors and President of the Company, chaired the meeting; upon his motion, Mr. Jorge Barrero Stahl acted as Secretary, with the unanimous approval of the stockholders.

The Secretary certified that, according to the report drafted by the Secretary of the Board of Directors, the Company made available to the intermediaries in the stock market, for at least fifteen days prior to the date set to hold the Meeting, the proxy forms prepared by the Company for use by anyone wishing to attend the Meeting on behalf of stockholders to establish their qualifications, and that the Secretary himself made sure that the provisions of Article 14 Bis 3, Section VI, Subsection c), of the

Stock Market Law [**Ley del Mercado de Valores**], were complied with.

The President appointed Messrs. Oscar Regalado Ortega and Saúl Castañeda Vergara, who accepted their appointments, to check the Admission Cards, the Letter Proxies produced and the Stockholder Register and then drafted the Attendance List which, signed by the Tellers and the Secretary, is attached to the file of these minutes. In such Attendance List, they attested to the fact that 273,573,419 shares of stock, which account for 96.66% of the 283,024,420 shares that make up all of the voting stock issued by Grupo Industrial Saltillo, S.A. de C.V., were represented.

Based on the Tellers' attestation, the Chairman declared the meeting legally convened in that the quorum required by the Company's By-Laws was present and the notice for the Meeting was published with the advance time and as required by the By-Laws.

The Chairman thereupon asked the Secretary to read the following

AGENDA:

I. Filing and, if proper, approval of the Board of Directors' report on the Company's business during the fiscal year which ended on December 31st, 2001, including the Company's Financial Statements as of that date, and the Examiner's Report, and filing of the consolidated Financial Statements for the

Company and its Subsidiaries and the individual Financial Statements for its subsidiaries, Servicios de Producción Saltillo, S.A. de C.V., and Pistones Industriales, S.A. de C.V., as of the same date.

II. Discussion and, if proper, approval of a motion regarding allocation of profits.

III. Discussion and, if proper, approval of a motion to pay a dividend of up to Ps.1.10 on each share outstanding as of the date of this Meeting.

IV. Filing and, if proper, approval of a Report on the policies followed and the transactions carried out by the Company with its own shares and, if proper, approval of a motion to set the maximum amount that may be devoted to repurchase such shares.

V. Appointment of the members of the Board of Directors and of the Audit Committee and appointment of the Examiner.

VI. Remuneration payable to the members of the Board of Directors and of the Audit Committee and to the Examiner.

VII. Appointment of Delegates to enforce and notarize the resolutions passed at the Meeting.

The stockholders by a unanimous vote approved the Chairman's statement and addressed as follows the proposed Agenda for this Meeting.

ITEM ONE. The Chairman reported to the Meeting that, in fulfillment of the provisions of Article 172 of the General

Business Corporation Law [**Ley General de Sociedades Mercantiles**], the Board of Directors' Report on the Company's business during the fiscal year which ended on December 31st, 2001 would be submitted, which deals with the policies followed by the Company's Management and the main projects now existing, and stated that the individual financial statements of the subsidiaries of Grupo Industrial Saltillo, S.A. de C.V., and the consolidated Financial Statements of Grupo Industrial Saltillo, S.A. de C.V. and its subsidiaries, as of December 31st, 2001, whose notes address the main accounting policies and criteria followed, are part of the Board of Directors' Report.

Record is made of the fact that copies of the Annual Report and of the Individual Financial Statements of Grupo Industrial Saltillo, S.A. de C.V., were distributed among the participants.

The Chairman thereupon read the Board of Directors' Report on the Company's and its subsidiaries' business and activities during the fiscal year that ran from January 1st to December 31st, 2001.

Upon the Chairman's request, Mr. Felipe Mellado Flores, Chief Executive Officer of the Corporate Division, with the aid of slides, explained the Consolidated Financial Statements of Grupo Industrial Saltillo, S.A. de C.V., and its Subsidiaries to the stockholders and produced information regarding the

subsidiaries Servicios de Producción Saltillo, S.A. de C.V., and Pistones Industriales, S.A. de C.V., as of December 31st, 2001.

Finally, and also upon the Chairman's request, Mr. Jorge Barrero Stahl, Secretary, in the absence of Mr. Adán Elizondo Elizondo, Company Examiner, read the Examiner's Report which states that he checked the creation and survival of the Directors' performance bonds, that he reviewed the report on the business of Grupo Industrial Saltillo, S.A. de C.V., as well as the Individual and Consolidated Financial Statements for the fiscal year which ended on December 31st, 2001, which were audited by outside auditors; that he attended most of the Board of Directors' Meetings and that the Company's Financial Statements prepared by the Company's Management show the Company's individual and consolidated financial condition as of December 31st, 2001, and that in his opinion the Financial Statements and the criteria followed by the Company are sufficient and proper for the Company's business.

The stockholders thereupon by a unanimous vote

R E S O L V E D :

"1. The Board of Directors' Report to the Stockholders' Meeting of Grupo Industrial Saltillo, S.A. de C.V., on the Company's and its subsidiaries' business during the fiscal year that ran from January 1st to December 31st, 2001, is approved as filed.

2. Each and all of the acts carried out by the Company's Board of Directors in performing their duties during the fiscal year that ended on December 31st, 2001, are ratified and approved and the Directors are thanked for their valuable services to the Company.

3. The Report drawn up by Mr. Adán Elizondo Elizondo, Company Examiner, on the Financial Statements of Grupo Industrial Saltillo, S.A. de C.V., as of December 31st, 2001, is deemed filed. Attach a copy thereof to the file of these minutes.

4. The Individual and Consolidated Financial Statements of Grupo Industrial Saltillo, S.A. de C.V., and its Subsidiaries as of December 31st, 2001, are approved. Attach a copy of said Financial Statements to the file of these minutes.

5. The Financial Statements of and information on the subsidiaries Servicios de Producción Saltillo, S.A. de C.V., and Pistones Industriales, S.A. de C.V., for the fiscal year that ran from January 1st to December 31st, 2001, are deemed filed. Attach a copy of said Financial Statements to the file of these minutes."

ITEM TWO. Mr. Isidro López del Bosque, on the Board of Directors' behalf, submitted to the stockholders a project for the allocation of the Ps.433,509,000 net profit for the fiscal year which ended on December 31st, 2001; this amount includes the Company's share in its subsidiaries' profits, net of the

applicable Income Tax, after adding the deferred Income Tax balance payable to the Company.

The stockholders by a unanimous vote

R E S O L V E D :

"6. Transfer Ps.3,532,400, which account for 5% of the Company's Ps.70,648,000 profit before its share in its Subsidiaries' profits, in order to increase the legal Reserve Fund as provided by the General Business Corporation Law.

7. Transfer Ps.429,976,600, which account for the remaining profits earned during the fiscal year that ran from January 1st to December 31st, 2001, to the Accumulated Profit Account."

ITEM THREE. In consideration of Item Third of the Agenda, the Chairman reported that the Board of Directors moves that a dividend for up to Ps.1.10 be paid on each outstanding share out of the Prior Fiscal Years' Profits Account. The Secretary further stated that some stockholders had moved that the Meeting approve and authorize the allocation of said amount as follows:

A) Ps.0.85 per outstanding share, payable after May 3, 2002; and

B) The balance, that is, up to Ps.0.25 per share, to be made available to the Board of Directors so that, depending on the Company's financial condition and investment plans, it distribute such amount as a dividend in such terms as it may deem

advisable, or else keep it with the Company as part of the Prior Fiscal Years' Profits Account.

The stockholders discussed the above motion and by a unanimous vote

R E S O L V E D :

"8. A Ps.0.85 dividend on each of the 283,024,420 outstanding shares is declared out of the Prior Fiscal Years' Profits Account, payable in a single installment after May 3, 2002, against surrender of coupon 37 of the stock certificates representing such shares, 1997-1 Issue.

9. The Board of Directors is authorized, only if it deems it advisable depending on the Company's financial condition and investment plans and requirements, to declare additional dividends not in excess of Ps.0.25 per outstanding share as of the payment date, and out of the Prior Fiscal Years' Profits Account, in a single installment or series of installments, on, as and under the conditions set by the Board of Directors. The Board is authorized not to distribute any part of such amount. As long as the Board does not authorize the payment of additional dividends, the amount of which is made available to it for said purpose, such amount will be kept in the Prior Fiscal Years' Profits Account."

ITEM FOUR. In consideration of Item Fourth of the Agenda, the Secretary submitted to the stockholders the Report on the policies followed and transactions carried out by the Company

with its own shares of stock as of December 31st, 2000. He stated that, as of that date, there were 4,621,340 shares repurchased by the Company in deposit with the Company and pending placement as of that date.

He further reported that during the 2001 fiscal year, the Company repurchased 5,459,300 shares and placed 5,389,600 shares in the same period, and that after such transaction, and bearing in mind the initial balance, there were 4,691,040 shares pending placement as of December 31st, 2001.

Thereafter, the Secretary reported that a group of stockholders represented by BBVA Bancomer Servicios, S.A., acting as trustee, moved that the maximum amount of money that the Company may devote to repurchase its own shares, for the purposes of Article Tenth of the Company's By-Laws and Article 14 Bis 3, Section I, of the Stock Market Law, be set at Ps.200,000,000.

The Secretary then stated that, pursuant to the amendments made to the Stock Market Law, it is no longer necessary to keep a reserve to repurchase the Company's own shares, and therefore moved that it be cancelled.

The stockholders discussed the foregoing and by a unanimous vote

R E S O L V E D :

"10. The Report on the policies followed and transactions carried out by the Company with its own shares up to December 31st, 2001, is approved.

11. The cancellation of the Reserve Fund to repurchase the Company's own shares is approved.

12. The maximum amount of money that the Company may devote to repurchase its own shares, subject to the provisions of Article Tenth, paragraph (b) of the Company's By-Laws, is set at Ps.200,000,000."

ITEM FIVE. The Chairman reported to the Meeting that, as provided in Articles Twenty Eighth and Thirty Fifth of the Company's By-Laws, the persons who will make up the Board of Directors and the Audit Committee this year must be appointed, and asked the Secretary to read the letter sent to the Meeting by BBVA Bancomer Servicios, S.A., on behalf of certain stockholders, regarding the appointment of their nominees as members of the Board of Directors and the Audit Committee and as Proprietary and Alternate Examiners; such motion bears in mind the membership of the Board of Directors pursuant to the Stock Market Law, as amended, including the participation of independent directors.

The stockholders discussed the foregoing and by a unanimous vote, except for the vote of stockholders who were nominated,

R E S O L V E D :

"13. Pursuant to the provisions of Articles Twenty Eighth and Twenty Ninth [sic] of the Company's By-Laws, the Board of Directors of Grupo Industrial, Saltillo, S.A. de C.V., will

from the date of this Meeting onward be made up by twelve Proprietary Directors and nine Deputy Directors, as follows:

PROPRIETARY DIRECTORS	DEPUTY DIRECTORS
Isidro López del Bosque	Juan Carlos López Villarreal
Javier López del Bosque	Ernesto López De Nigris
Julián Dávila López	Alejandro Dávila López
Guillermo Elizondo López	Javier Cabello Siller
Eduardo López Alanís	Francisco Lópes Alanís
Armando López Recio	Oscar López Recio
Antonio Madero Bracho	Felipe Mellado Flores
Luis Berrondo Ávalos	Jorge Barrero Stahl
Eugenio Clariond Reyes	Jorge Barrero Stahl
José Antonio Fernández Carbajal	Jorge Barrero Stahl
Claudio X. González	José G. Pozas de la Vega
Andrés M. Sada Zambrano	José G. Pozas de la Vega

14. From the date of this Meeting onward, the Audit Committee of Grupo Industrial, Saltillo, S.A. de C.V., will be made up as follows:

AUDIT COMMITTEE

Eugenio Clariond Reyes	President
Andrés M. Sada Zambrano	
Javier Cabello Siller	

15. Messrs. Adán Elizondo Elizondo and Rafael Gómez Eng are respectively appointed as Proprietary and Deputy Examiners of the Company.

16. Record is made of the fact that the members of the Board of Directors and of the Audit Committee, as well as the Company Examiners, appointed at this meeting, have previously accepted their appointments."

ITEM SIX. The Secretary reported to the stockholders that he had received letters from each and all of the members of

the Board of Directors and of the Audit Committee and from the Proprietary and Alternate Examiners waiving remuneration from Grupo Industrial, Saltillo, S.A. de C.V., for carrying out their duties during their incumbency, as they all are members of the Consultative Committee of Asesoría y Servicios Gis, S.A. de C.V., a company that provides advisory services to the Company and its Subsidiaries, and which pays them for participating in such Consultative Committee.

The stockholders discussed the foregoing and by a unanimous vote

R E S O L V E D :

"17. The waiver of remuneration by the members of the Board of Directors and the Audit Committee and by the Examines of the Company of Grupo Industrial, Saltillo, S.A. de C.V., for carrying out their duties during their incumbency, is accepted."

ITEM SEVEN. In consideration of Item Seventh of the Agenda, the stockholders by a unanimous vote

R E S O L V E D :

"18. Ms. Laura L. Buendía de Treviño and Messrs. Felipe Mellado Flores, Jorge Barrero Stahl, Manuel Isidro Fernández Pérez and José G. Baptista González are appointed as Delegates so that, either jointly or individually, they appear before the Notary Public of their choice to notarize these minutes in whole or in part if they deem it advisable or necessary and either they or their designee cause the recordation

of the respective public instrument in the Register of Deeds [**Registro Público de la Propiedad y del Comercio**] of the corporate domicile and generally take all of such steps and sign all of such documents as may be necessary to formalize and enforce the resolutions passed at this Meeting, as well as issue such certifications of these minutes as they may deem advisable. Each Delegate is further individually empowered to declare, under oath, when showing up before a Notary Public to notarize these minutes, that the Company has made sure that the Federal Taxpayers' Register Code Number provided by the stockholders that attended this meeting, as reported on the Attendance List, is consistent with the number appearing on the corresponding Tax Identification Card [**Cédula de Identificación Fiscal**], and that the Company will opt for submitting to the corresponding Local Tax Collection Office [**Administración Local de Recaudación**], within the applicable term, the list of its non-Mexico resident stockholders, if any, pursuant to Article 27 of the Federal Tax Code and other applicable legal provisions. The Secretary of the Meeting is further authorized to issue such certifications of the corresponding minutes as he may deem proper."

Since no further business was submitted for consideration, the stockholders adjourned the Meeting as long as it was necessary to draw up these minutes which, once read, were approved by the stockholders and signed by the Chairman, the Tellers and the Attesting Secretary.

Record is made that from the beginning to the end of this Meeting, all of the attendees were present.

Copies of the following documents are attached to the file of these Minutes: a) An Attendance List with its exhibits showing, if proper, the name of the holders of the shares of stock that were represented and the corresponding code number in the Federal Taxpayers' Registry of the attending stockholders that must apply for registration pursuant to the applicable laws; b) Letter Proxies; c) Admission Cards; d) Proof that the shares of stock were deposited; e) The Board of Directors' Report; f) The individual and consolidated Financial Statements of Grupo Industrial Saltillo, S.A. de C.V., as of December 31st, 2001; g) The Financial Statements of the Subsidiaries Servicios de Producción Saltillo, S.A. de C.V. and Pistones Industriales, S.A. de C.V., as of that date; h) The Examiner's Report; i) Issues of the newspapers of *El Diario de Coahuila, Vanguardia* and *El Heraldo*, of this City, and of the newspapers *Reforma, El Universal* an *El Economista*, of Mexico City, on April 11, 2002.

The Meeting was adjourned at 1:50 p.m. on April 26, 2002.

ISIDRO LÓPEZ DEL BOSQUE Chairman	JORGE BARRERO STAHL Secretary
OSCAR REGALADO ORTEGA Teller	SAÚL CASTAÑEDA VERGARA Teller

I, FELIPE MELLADO FLORES, Secretary of the Board of Directors, certify that this is a true and accurate copy

containing the resolutions passed at the General Annual Ordinary Stockholders' Meeting of Grupo Industrial Saltillo, S.A. de C.V., held on April 26, 2002.

I issue this certification for all pertinent legal purposes.

Saltillo, Coahuila, April 26, 2002.

FELIPE MELLADO FLORES
Secretary of the Board of Directors

(Translation)

MINUTES N° 73

The stockholders listed on the Attendance List which, signed by the Tellers and the Secretary, is attached to the file of these minutes, assembled at 12:30 p.m. on April 26, 2002, at Boulevard Vito Alessio Robles 2391, Corredor Industrial, Saltillo, Coahuila, which is the corporate domicile of GRUPO INDUSTRIAL SALTILLO, S.A. DE C.V., in order to hold the General Extraordinary Stockholders' Meeting to which they were called pursuant to a notice published on April 11, 2002 on the newspapers *El Diario de Coahuila, Vanguardia* and *El Heraldo*, of this City, and *Reforma*, *El Universal* and *El Economista*, of Mexico City.

Mr. Isidro López del Bosque, Chairman of the Board of Directors and President of the Company, chaired the meeting; upon his motion, Mr. Jorge Barrero Stahl acted as Secretary, with the unanimous approval of the stockholders.

The Secretary certified that, according to the report drafted by the Secretary of the Board of Directors, the Company made available to the intermediaries in the stock market, for at least fifteen days prior to the date set to hold the Meeting, the proxy forms prepared by the Company for use by anyone wishing to attend the Meeting on behalf of stockholders to establish their qualifications, and that the Secretary himself made sure that the provisions of Article 14 Bis 3, Section VI, Subsection c), of the

Stock Market Law [**Ley del Mercado de Valores**], were complied with.

The President appointed Messrs. Oscar Regalado Ortega and Saúl Castañeda Vergara, who accepted their appointments, to check the Admission Cards, the Letter Proxies produced and the Stockholder Register and then drafted the Attendance List which, signed by the Tellers and the Secretary, is attached to the file of these minutes. In such Attendance List, they attested to the fact that 260,456,159 shares of stock, which account for 92.02% of the 283,024,420 shares that make up all of the voting stock issued by Grupo Industrial Saltillo, S.A. de C.V., were represented.

Based on the Tellers' attestation, the Chairman declared the meeting legally convened in that the quorum required by the Company's By-Laws was present and the notice for the Meeting was published with the advance time and as required by the By-Laws.

The Chairman thereupon asked the Secretary to read the following

AGENDA:

I. Filing and if proper approval of an increase to Ps.50,000,000 in the minimum fixed capital stock, by capitalizing net worth reserves, without issuing new shares.

II. Filing and if proper approval of a motion to fully amend the Company's By-Laws, in order to reflect the increase in

the minimum fixed capital stock and to adapt them to the Stock Market Law as amended.

III. Appointment of Delegates to notarize and enforce the resolutions passed by the Meeting.

The stockholders by a unanimous vote approved the Chairman's statement and addressed as follows the proposed Agenda for this Meeting.

ITEM ONE. In consideration of Item First of the Agenda, the Secretary, upon the Chairman's request, stated that, bearing in mind the recommendation made by the National Banking and Securities Commission [**Comisión Nacional Bancaria y de Valores**] that it would be advisable for the Company to increase its capital stock in order to improve the capital stock ratio to the Company's value and the market value of the outstanding shares of stock, and he therefore moved that the Company's minimum fixed capital stock be increased by Ps.48,125,000, from Ps.1,875,000 to Ps.50,000,000.

The Secretary then stated that said increase would be subscribed to and paid for by capitalizing a part of the Capital Stock Adjustment Account [**Cuenta de Actualización del Capital Social**] as reflected on the Company's Financial Statements as of December 31st, 2000, which have been previously approved by a Stockholders' Meeting. He further stated that, since no new capital contributions will be necessary and since the Company's

shares are no-par shares, the Company would not issue additional shares to represent said capital stock increase.

The stockholders discussed the Secretary's motion and by a unanimous vote

R E S O L V E D :

"1. The minimum fixed capital stock of Grupo Industrial Saltillo, S.A. de C.V., is increased by Ps.48,125,000 by capitalizing a like amount out of the Capital Stock Adjustment Account as reflected on the Company's Financial Statements as of December 31st, 2000, which have been previously approved by a Stockholders' Meeting.

Therefore, the minimum fixed capital stock of Grupo Industrial Saltillo, S.A. de C.V., is increased from Ps.1,875,000 to Ps.50,000,000.

2. Since the capital stock increase approved pursuant to Resolution 1 above has been subscribed to and paid for without the stockholders needing to make new contributions and since the Company's shares of stock are no-par shares, the minimum fixed capital stock of Grupo Industrial Saltillo, S.A. de C.V., will remain represented by 268,119,870 common registered no-par shares."

ITEM TWO. In consideration of Item Second of the Agenda, the Secretary moved to fully amend the Company's By-Laws to change Article Fifth of the By-Laws in order for it to show the new minimum fixed capital stock and to adjust the By-Laws to

the Stock Market Law as amended, as published on January 1st, 2001, on the *Official Gazette* of the Federation.

The Secretary further stated that, except for said amendments, the rest of the By-Laws would remain as presently written, and that the numbers of the Articles would be moved.

The Chairman thereupon asked the Secretary to read the proposed amendments to the By-Laws.

The stockholders reviewed the draft of amendments to the By-Laws and by a unanimous vote

R E S O L V E D :

"3. The By-Laws of Grupo Industrial Saltillo, S.A. de C.V., are fully amended so that hereinafter they be worded as written in the draft which, signed by the Chairman and the Secretary, is attached to the file of these minutes in order to be an integral part thereof.

4. As a result of the overall amendment of the Company's By-Laws, new provisional or permanent stock certificates must be issued for the 287,276,960 common, single series, registered, no-par shares of stock of Grupo Industrial Saltillo, S.A. de C.V., '2002 Issue;' if permanent stock certificates are issued, they must bear attached consecutively numbered coupons consistent with the coupons attached to the outstanding stock certificates; the new stock certificates must be exchanged for the outstanding stock certificates, which will be cancelled.

5. Anyone of Messrs. Felipe Mellado Flores, Héctor Zamorano Montelongo and Manuel I. Fernández Pérez is authorized to draw up, sign and publish the corresponding notice or notices to carry out the approved stock certificate exchange."

ITEM THREE. In consideration of item third of the Agenda, the stockholders by a unanimous vote

R E S O L V E D :

"6. Ms. Laura L. Buendía de Treviño and Messrs. Felipe Mellado Flores, Jorge Barrero Stahl, Manuel Isidro Fernández Pérez and José G. Baptista González are appointed as Delegates so that, either jointly or individually, they appear before the Notary Public of their choice to notarize these minutes in whole or in part if they deem it advisable or necessary and either they or their designee cause the recordation of the respective public instrument in the Register of Deeds [**Registro Público de la Propiedad y del Comercio**] of the corporate domicile and generally take all of such steps and sign all of such documents as may be necessary to formalize and enforce the resolutions passed at this Meeting, as well as issue such certifications of these minutes as they may deem advisable. Each Delegate is further individually empowered to declare, under oath, when showing up before a Notary Public to notarize these minutes, that the Company has made sure that the Federal Taxpayers' Register Code Number provided by the stockholders that attended this meeting, as reported on the Attendance List, is consistent with the number appearing on the

corresponding Tax Identification Card [**Cédula de Identificación Fiscal**], and that the Company will opt for submitting to the corresponding Local Tax Collection Office [**Administración Local de Recaudación**], within the applicable term, the list of its non-Mexico resident stockholders, if any, pursuant to Article 27 of the Federal Tax Code and other applicable legal provisions. The Secretary of the Meeting is further authorized to issue such certifications of the corresponding minutes as he may deem proper."

Since no further business was submitted for consideration, the stockholders adjourned the Meeting as long as it was necessary to draw up these minutes which, once read, were approved by the stockholders and signed by the Chairman, the Tellers and the Attesting Secretary.

Record is made that from the beginning to the end of this Meeting, all of the attendees were present.

Copies of the following documents are attached to the file of these Minutes: a) An Attendance List with its exhibits showing, if proper, the name of the holders of the shares of stock that were represented and the corresponding code number in the Federal Taxpayers' Registry of the attending stockholders that must apply for registration pursuant to the applicable laws; b) Letter Proxies; c) Admission Cards; d) Proof that the shares of stock were deposited; e) The text of the Company's By-Laws approved by the stockholders and signed by the Chairman

and Secretary of the Meeting; f) Issues of the newspapers of *El Diario de Coahuila, Vanguardia* and *El Heraldo*, of this City, and of the newspapers *Reforma, El Economista* and *El Universal*, of Mexico City, on April 11, 2002.

The Meeting was adjourned at 1:09 p.m. on April 26, 2002.

ISIDRO LÓPEZ DEL BOSQUE
Chairman

JORGE BARRERO STAHL
Secretary

OSCAR REGALADO ORTEGA
Teller

SAÚL CASTAÑEDA VERGARA
Teller

I, FELIPE MELLADO FLORES, Secretary of the Board of Directors, certify that this is a true and accurate copy containing the resolutions passed at the General Extraordinary Stockholders' Meeting of Grupo Industrial Saltillo, S.A. de C.V., held on April 26, 2002.

I issue this certification for all pertinent legal purposes.

Saltillo, Coahuila, April 26, 2002.

FELIPE MELLADO FLORES
Secretary of the Board of Directors

(Translation)

GRUPO INDUSTRIAL SALTILLO, S.A. DE C.V.

BY-LAWS

CHAPTER I

NAME, PURPOSE, TERM, DOMICILE AND NATIONALITY OF THE COMPANY

ARTICLE FIRST. Name. The Company's name is GRUPO INDUSTRIAL SALTILLO, which will be followed by the words SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE [VARIABLE CAPITAL STOCK CORPORATION] or by the initials thereof, S.A. DE C.V.

ARTICLE SECOND. Purpose. The Company's purpose will be:

1. To subscribe to, buy and otherwise dispose of shares, capital contributions and partnership interests in all kinds of companies, partnerships and enterprises.

2. With the prior approval of its Board of Directors, to guarantee and endorse as security [**avalar**] obligations of other companies in which the Company is a direct or indirect stockholder or partner.

3. To acquire, sell, adapt, market, build, lease and pledge land, houses, buildings and generally such personal and real property, and any personal and real interests thereto, as may be necessary or advisable to carry on the Company's purposes.

4. To provide and receive technical, administrative, advisory, supervisory and other services.

5. To set up branches, agencies or representative offices and to act as commercial broker, commission agent, representative, intermediary or warehouseman for all types of persons.

6. To register, acquire, hold and dispose of trademarks, trade names, patents, copyrights, inventions, processes and intellectual or industrial property.

7. To lend or borrow money, to provide or receive all kinds of funding, to subscribe to, issue and negotiate with credit instruments, securities and documents, with the participation of such institutions or authorities as may be required by law; to assume other people's obligations under third party debts.

8. To take out civil liability insurance under which it is the beneficiary of any indemnification for damages caused to it by the members of the Board of Directors, the Board Secretary or any Board Committee or by the Company Examiners or officers through unwillful acts or omissions while performing their duties.

9. To carry out such acts and enter into such contracts as are permitted by law and as may be necessary to carry on the Company's purpose.

ARTICLE THIRD. Term. The Company's term will be 100 (one hundred) years following April 26, 2002.

ARTICLE FOURTH. Domicile. The Company will have its registered office in the City of Saltillo, Coahuila. The Company may set up branches, agencies or offices elsewhere in the Republic of Mexico and abroad; as to any act, contract or agreement, submit to foreign laws or to the laws of any State of the Republic of Mexico and to the respective courts or to conventional domiciles in Mexico and abroad for service of process purposes, and appoint agents for service of process purposes or otherwise, without this meaning a change of corporate domicile.

ARTICLE FIFTH. Nationality. This is a Mexican company. Any foreigners who upon the incorporation or at any time thereafter acquire Company shares undertake and agree before the Ministry of Foreign Affairs [**Secretaría de Relaciones Exteriores**] to be regarded as Mexican nationals as to (a) any Company shares or rights that they acquire, (b) any Company property, rights, concessions, capital contributions or partnership interests, and (c) any rights and obligations under contracts to which the Company may be a party, and waive the right to call upon the protection of their governments in connection with such property and rights under the penalty, in the event of breaching their agreement, of forfeiting any rights and property that they may have acquired in favor of the Mexican nation.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE SIXTH. Capital Stock. The Company's capital is variable. The minimum fully subscribed and paid up fixed capital stock without the right to be redeem aggregates Ps.50,000,000, represented by 268,119,870 no-par, single series or free subscription, common registered shares.

The variable portion of the capital stock will have a cap of up to ten times the minimum fixed capital stock and will also be represented by no-par common registered shares with the features set by the General Stockholders' Meeting that approves their issue.

The shares may be subscribed to or acquired by Mexican or foreign individual or corporate investors.

The common shares confer equal rights and impose equal obligations upon their holders and entitle the latter to cast one vote at General Stockholders' Meetings.

In order to avoid groundless distinctions in the quoted price of the shares, the provisional or permanent stock certificates will not differentiate between the shares representing the minimum capital stock and the shares representing the variable capital stock; in the event that a stockholder wishes to exercise his right to redeem shares, Article Seventeenth, last paragraph, hereof, will apply.

ARTICLE SEVENTH. Subsidiaries cannot buy Company Shares. No entity in which Grupo Industrial Saltillo, S.A. de

C.V., holds a majority equity stake may invest either directly or indirectly in the shares of stock of Grupo Industrial Saltillo, S.A. de C.V., or in shares of stock or partnership interests of any other entity which a stockholder of Grupo Industrial Saltillo, S.A. de C.V., whether or not the majority stockholder.

Purchases of shares to implement or comply with stock options granted to the Company's or its subsidiaries' brokers, officers or directors are exempt from the above prohibition, subject to the applicable laws, provided that any shares so acquired do not exceed 25% of all of the outstanding Company stock.

ARTICLE EIGHTH. Issue of Unsubscribed Shares. The Company may issue unsubscribed shares which will be kept in the Company's Treasury, for delivery as they are subscribed to. Any unsubscribed shares may be issued for placement through a public offering, pursuant to Article 81 of the Stock Market Law [**Ley del Mercado de Valores**]. In such an event, and in order to facilitate the public offering, the stockholders, at the General Extraordinary Stockholders' Meeting that approves the issue of unsubscribed shares, must expressly waive the preemptive right [**derecho preferente**] granted to them by Article 132 of the General Business Corporation Law [**Ley General de Sociedades Mercantiles**]. If the quorum required by these By-Laws is present, the resolution [to so waive the preemptive right] will become effective even as to any stockholders that did not attend

the meeting, and therefore the Company will be free to place the shares among investors at large without making the publication required by said Article [132]. If a minority group of stockholders representing at least 25% of the capital stock votes against the issue of unsubscribed shares, such issue may not take place.

ARTICLE NINTH. Stock Certificates. The provisional and permanent stock certificates representing the shares will be consecutively numbered, may be issued for one or more shares and will contain the statements referred to by Article 125 of the General Business Corporation Law and any other statement required by the applicable laws or specifically required by the Stockholders' Meeting that approves their issue, and will bear transcribed Article Fifth hereof.

The provisional or permanent stock certificates will be signed by two Proprietary Directors. The signatures of the Proprietary Directors may be handwritten or else facsimile, provided that, in this latter instance, the original signatures be deposited with the Register of Deeds [**Registro Público de Comercio**] of the corporate domicile.

The provisional and permanent stock certificates may but need not bear attached registered and numbered coupons for the payment of dividends or the exercise of other rights, as determined by a General Stockholders' Meeting or Board of Directors' Meeting.

In the event of loss, destruction or theft of provisional or permanent stock certificates, the owner thereof may request the issue of new stock certificates subject to the provisions of the General Credit Instruments and Transactions Law [**Ley General de Títulos y Operaciones de Crédito**]. The interested stockholder will bear any expenses incurred to issue the new provisional or permanent stock certificate.

As to shares to be deposited with a securities deposit institution, the Company may surrender one or more stock certificates covering all or part of the shares to be deposited, which will be issued to said securities deposit institution and may or may not bear attached coupons as provided in Article 74 of the Stock Market Law.

ARTICLE TENTH. Repurchase of Shares. Besides the events expressly listed in Articles 134 and 136 of the General Business Corporation Law, the Company may buy its own shares of stock through the Stock Exchange [**Bolsa de Valores**] at their current market price, in the following terms and conditions:

(a) The Company will repurchase its own shares out of the stockholder's equity account [**capital contable**] as long as said shares belong to the Company, or to the capital stock if, either before or after their acquisition, a Stockholders' or Board of Directors' Meeting decides to convert them into treasury stock. No resolution of a Stockholders' Meeting will be necessary to so repurchase the shares out of the capital stock.

(b) A General Ordinary Stockholders' Meeting may expressly set the maximum amount of funds which, as long as another Ordinary Stockholders' Meeting does not decide otherwise, the Company may use to repurchase its own shares during the period running from that Stockholders' Meeting to the immediately subsequent Ordinary Annual Stockholders' Meeting; the only limit will be that the sum of any funds to be used for such purpose may never exceed the total balance of the Company's net profits, including retained profits. The Board of Directors will appoint such person or persons as will be liable for repurchasing and placing the Company's own shares.

(c) The Company shares owned by the Company itself may not be represented at Stockholders' Meetings.

(d) The Company's own shares or the treasury stock to which this Article refers, without prejudice of the provisions of the General Business Corporation Law, may be placed among investors at large, without such placement or, if proper, a capital stock increase, depending on whether the Company's own shares of stock or treasury stock are involved, calling for a resolution of a Board of Directors' or Stockholders' Meeting.

(e) The provisions of Article 132 of the General Business Corporation Law shall not apply as to any treasury stock which is once again placed among investors at large as provided in this Article.

ARTICLE ELEVENTH. Stock Transfer Book [**Libro de Registro de Acciones**]. The Company will carry a Stock Transfer Book pursuant to Articles 128 and 129 of the General Business Corporation Law, on which the permanent or provisional stock certificates issued by the Company will be recorded, with an indication of the personal, trade or corporate name, nationality and address of the holders.

Said Stock Transfer Book may be carried by (a) the Secretary or, in his absence, the Assistant Secretary of the Board of Directors; (b) any securities deposit institution, (c) any credit institution, or (d) anyone appointed by the Board of Directors to act as registrar on behalf and in the name of the Company. In want of an express appointment by the Board of Directors, the Stock Transfer Book will be carried by the Secretary and, in his absence, by the Assistant Secretary of the Board of Directors.

Upon request of any interested party, and after the necessary proof has been filed, any transfers and conversion of shares of stock and any creation of real rights, attachments and other liens on the same will be recorded on the Stock Transfer Book.

The Stock Transfer Book will be closed during the period running from the second business day before the holding of a Stockholders' Meeting to and including the date on which the Stockholders' Meeting is held; during said period, no entries

will be made on the Stock Transfer Book and no certifications or certificates will be issued.

In the event that the Company's shares of stock are listed in a stock exchange [**mercado de valores**] of renown, the Stock Transfer Book will be updated for each Stockholders' Meeting with the proof of deposit issued and with the records kept and entries made by the securities deposit institution where the Company's shares of stock are deposited, and the lists issued by the depositories [**instituciones depositantes**] of any holders that complement such certificates [sic], pursuant to the applicable provisions of the Stock Market Law. As to the shares of stock covered by them, such certificates and lists will constitute the respective entry on the Stock Transfer Book.

The Company will consider as legitimate holder of shares only such party as may be recorded as stockholder in the Stock Transfer Book pursuant to Articles 128 and 129 of the General Business Corporation Law and, if proper, whoever files the documentation referred to in Article 78 of the Stock Market Law.

ARTICLE TWELFTH. Requirements to Cancel the Registration of Shares. Prior to canceling the registration of the Company's shares in the Section of Securities of the National Securities Register [**Registro Nacional de Valores**], either upon the request of the Company itself or upon a resolution passed by the National Banking and Securities Commission [**Comisión Nacional**

Bancaria y de Valores], the Company's majority stockholders at the time shall make a public offering [**oferta pública de compra**] to the minority stockholders to buy for at least the higher of (i) the average as of the close of business during the 30 (thirty) days that the shares were quoted, prior to the offering date; and (ii) the book value [**valor contable**] of the shares pursuant to the latest quarterly report filed with the Commission and the stock exchange prior to the offering, unless the National Banking and Securities Commission, upon deciding on the authorization of the public offering to buy shares in order to cancel said registration, authorizes a different price.

Any amendment to this Article of the By-Laws calls (i) for the prior approval of the National Banking and Securities Commission, and (ii) for a resolution of a General Extraordinary Stockholders' Meeting passed with at least 95% of the votes of the shares of stock.

The Company's majority stockholders will not be bound to make said public offering if proof is provided that the consent of all of the stockholders was granted to make the cancellation.

ARTICLE THIRTEENTH. Capital Stock Increases. Any increases in the Company's minimum fixed capital stock without the right to be redeemed will be effected by means of a resolution passed by a General Extraordinary Stockholders' Meeting, and therefore Article Sixth of the By-Laws must be

amended. Any increases in the Company's variable capital stock within the limit set in Article Sixth hereof will be effected by means of a resolution passed by a General Ordinary Stockholders' Meeting. New shares may be issued only after all of the preceding shares have been fully subscribed to and paid up.

The minutes containing the resolutions to increase the capital stock will always be notarized without the need, in the case of variable capital stock increases, to amend the By-Laws or to record the corresponding public deed in the Register of Deeds. Upon passing the respective resolutions, the Stockholders' Meeting that declares the increase, or any later Stockholders' Meeting or else, in the event of omission or delegation by said Stockholders' Meeting, the Board of Directors, will set the terms and guidelines to carry out such increase.

In the event of a capital stock increase by capitalizing premiums on stock, retained profits, reserves or any other stockholders' equity account, the stockholders will participate in the increase in proportion to the number of shares they own. Since the Company's stock certificates do not state a par value, no new stock certificates need be issued in these cases.

All capital stock increases must be entered on the Company's Book of Capital Stock Variations [**Libro de Registro de Variaciones de Capital**].

ARTICLE FOURTEENTH. Right of First Refusal. The stockholders will have the right of first refusal to which reference is made in the following paragraphs of this Article, except as to (i) shares issued to all of the stockholders due to the capitalization of stock subscription premiums [**primas de suscripción de acciones**], retained profits and other stockholders' equity accounts; (ii) any subscription offering made pursuant to Article 81 of the Stock Market Law; (iii) shares issued to represent capital stock increases for up to the amount of the capital stock of any merged company or companies in the event of a merger in which the Company is the surviving business entity [**fusionante**]; (iv) the placement of treasury stock acquired by the Company as the Stock Exchange, pursuant to Article Tenth of these By-Laws; or (v) the issue of treasury stock to convert debentures pursuant to Article 210 Bis of the General Credit Instruments and Transactions Law.

In any capital stock increases carried out by payments in cash or in kind or by capitalizing the Company's liabilities, the holders of the Company's existing, paid up and outstanding shares will have a right of first refusal to subscribe to new shares issued or outstanding to represent the increase, in proportion to the number of shares they own, for a term of 15 (fifteen) calendar days counting from the day following the publication date of the corresponding notice on the *Official Gazette* of the Company's domicile, or from the day following the

date on which the Stockholders' Meeting is held, if all of the shares of stock were represented at the same.

In the case of an issue of shares which, due to the resolution of a Stockholders' Meeting, were deposited with the Company's Treasury for later subscription and payment, the stockholders will have the right of first refusal to subscribe to such shares once they are offered for subscription and payment, unless the stockholders exercised such right upon declaring the respective capital stock increase, or in the event mentioned in Article 81 of the Stock Market Law.

In case some shares of stock remain unsubscribed after the expiration of the term during which the stockholders enjoyed the right of first refusal granted by this Article, such shares may be offered to any person for subscription and payment as determined by the General Stockholders' Meeting that declared the capital stock increase, or as determined by the Board of Directors, on the understanding that the price at which the shares are offered to third parties may not be less than the price at which they were offered to the Company's stockholders for subscription and payment.

ARTICLE FIFTEENTH. Capital Stock Reduction. The capital stock may be decreased by means of a resolution of a General Stockholders' Meeting in order to absorb losses or to refund contributions to the stockholders, as well as (i) in the event that some stockholder wishes to exercise the right of

redemption to which Articles 213 and 220 of the General Business Corporation Law refer; or (ii) in the events of separation to which Article 206 of said Law refers; or (iii) as a result of the purchase of the Company's own shares which are to be converted into treasury stock, pursuant to Article 14 Bis 3, Section I, of the Stock Market Law and Article Tenth hereof.

Any minimum fixed capital stock reductions will call for a resolution of a General Extraordinary Stockholders' Meeting and an amendment to Article Sixth of these By-Laws, in which case the provisions of Article 9 of the General Business Corporation Law must be complied with, if the capital stock reduction is effected to refund contributions to stockholders or to release them from their obligation to pay the unpaid subscription value. The variable capital stock reductions may be carried out by a resolution of a General Ordinary Stockholders' Meeting; the only requirement being that the corresponding minutes be notarized, without it being necessary to record the respective deed in the Register of Deeds.

A Stockholders' Meeting may reduce the capital stock by proportionately affecting all of the stockholders in such manner that, after the reduction, they have the same percentages in the whole capital stock that they had before the reduction, without it being necessary to select the shares to be redeemed by means of a drawing. Since the Company's stock certificates do not

state a par value, it will not be necessary to cancel stock certificates in these cases.

The capital stock may not be reduced to less than the minimum legal amount. All capital stock reductions must be entered on the Company's Book of Capital Stock Variations.

ARTICLE SIXTEENTH. Redemption of Shares with Profits. The Company may redeem shares with distributable profits without decreasing the capital stock. The General Extraordinary Stockholders' Meeting that approves the redemption, besides abiding by the applicable provisions of Article 136 of the General Business Corporation Law, must observe the following specific rules:

(a) The Stockholders' Meeting may agree to redeem shares proportionately among all of the stockholders, so that after the redemption they have the same percentages in the whole capital stock that they had before the redemption, without it being necessary to select the shares to be redeemed by means of a drawing, notwithstanding that the meeting set a specific price.

(b) In the event that the Stockholders' Meeting agrees that the shares be redeemed by buying them at the stock exchange, either a Stockholders' or Board of Directors' Meeting will approve the system to redeem the shares, the number of shares to be redeemed and the person who will act as intermediary or buying agent at the stock exchange.

(c) Except for the provisions of the preceding paragraph (b), in the event that the Stockholders' Meeting set a specific redemption price, the shares to be redeemed will be selected by means of a drawing carried out before a notary public or a commercial broker [**corredor público**]. The certificates of the stock redeemed in the event to which this paragraph (c) refers will be voided.

ARTICLE SEVENTEENTH. Right of Redemption. No resolution of a General Stockholders' Meeting will be necessary for a capital stock reduction as a consequence of a stockholder's wish to exercise his right of redemption pursuant to Articles 220 and 221 of the General Business Corporation Law.

The refund of any shares subject to redemption will be effected at the lower of (i) 95% of the stock exchange quotation value obtained from the average of transactions carried out during the thirty days that the Company's shares were listed prior to the redemption effective date, on the understanding that if the Company's shares are also listed on one or more foreign stock exchanges, the lower value will be taken into consideration to compute the refund; and (ii) the book value of the shares, pursuant to the financial statement approved by a General Ordinary Stockholders' Meeting for the closing of the fiscal year in which the redemption will become effective.

The redemption in whole or in part of any contributions by a stockholder will become effective at the end of the current

fiscal year, if the notice of the decision to exercise the right of redemption is served before the last quarter of said fiscal year, or on the closing date of the immediately subsequent fiscal year if such notice is served during the last quarter of the fiscal year. The refund will be payable by the Company from the day following the holding of the General Ordinary Stockholders' Meeting that approves the financial statement for the fiscal year in which the redemption is to become effective.

The Company's stockholders may not exercise their right of redemption if so doing affects the fixed capital stock without the right to be redeemed. In the event that the Company receives several redemption requests at the same time whose effect is to reduce the capital stock to less than the minimum legal amount, the Company will refund only such shares as do not reduce the minimum fixed capital stock to less than the minimum legal amount; any refund to any requesting stockholder will be made in proportion to the number of shares whose refund was concurrently requested.

CHAPTER III

STOCKHOLDERS' MEETINGS

ARTICLE EIGHTEENTH. Types of Stockholders' Meetings. Stockholders' Meetings may be General or Special Stockholders' Meetings. General Extraordinary Stockholders' Meetings are those (i) called to address any of the issues listed in Article 182 of the General Business Corporation Law (other than variable capital

stock increases and decreases); and (ii) called to approve the cancellation [of the registration] of the Company's shares of stock in the Section of Securities of the National Securities Register and at domestic of foreign stock exchanges in which they are listed, except for [electronic] quotation systems or other markets not organized as stock exchanges; and (iii) called to approve amendments to Article Twelfth of these By-Laws. All other General Stockholders' Meetings will be General Ordinary Stockholders' Meetings.

Special Stockholders' Meetings will be those held pursuant to Article 195 of the General Business Corporation Law.

Any resolutions validly passed by Stockholders' Meetings will be binding upon the Company and upon the absent and dissenting stockholders.

ARTICLE NINETEENTH. Notices for the Meetings. The authority to call Stockholders' Meetings is conferred on (i) the Board of Directors, in which case it will be enough that the notice for any meeting be signed by the Chairman or by the Board Secretary or the Assistant Secretary; and (ii) the Examiners [**Comisarios**]. The stockholders may request that a notice be issued for a Stockholders' Meeting in the cases provided for by the Law. If the Company's shares of stock are listed in the Stock Exchange and in the National Securities Registry, stockholders accounting for at least 10% (ten per cent) of the capital stock may request that a General Stockholders' Meeting be

called pursuant to Article 184 of the General Business Corporation Law.

The notices for Stockholders' Meetings must be published on the *Official Gazette*, or one of the largest circulation dailies, of the corporate domicile, at least 15 (fifteen) calendar days prior to the date set to hold the meeting, if they are to be held pursuant to a first notice, or at least 8 (eight) days if a later notice is issued. The notices will contain the Agenda and must be signed by the person or persons who make them. From the moment that a notice for a Stockholders' Meeting is published, the information and documents related to each item of the Agenda must be made available to the stockholders immediately and for free.

The Stockholders' Meetings may be held without a prior notice if all of the shares of stock are represented at the time of voting. Except for the provisions of the next paragraph, only the issues listed in the Agenda included in the corresponding notice will be addressed at Stockholders' Meetings.

If all of the stockholders are present at an Ordinary, Extraordinary or Special Stockholders' Meeting, the meeting may decide by a unanimous vote on any issue, including any issue which is not listed in the Agenda.

ARTICLE TWENTIETH. Admission to Stockholders' Meetings. In order to prove their right to attend a Stockholders' Meeting, stockholders must deposit their

provisional or permanent stock certificates with the Company's Secretary or with any credit or securities deposit institution. If the stock certificates are not deposited with the Company's Secretary, the deposit institution will issue proof of deposit which, in order to be effective *vis-à-vis* the Company, must contain the holder's personal, trade or corporate name and the number of shares covered by the deposited certificate. Any shares so deposited will be returned on the business day following the day on which the Stockholders' Meeting is held.

The deposit of the stock certificates with the Company's Secretary, or the surrender to the Company's Secretary of the proof of deposit of such certificates, must be made during business hours from the notice publication date (or the next day, if such publication date is a non-business day) to three business days, at the latest, before the date on which the meeting is to be held.

Upon expiration of said term, the Secretary will draw up an attendance list for the Stockholders' Meeting, which before the start of the meeting, will be signed by those entitled to attend the meeting pursuant to this Article or by their representatives. Fulfillment of these requirements is necessary in order to be admitted to the place of the meeting.

ARTICLE TWENTY FIRST. Stockholders' Representatives. The stockholders may be represented at Stockholders' Meetings by

one or more designees appointed by means of a letter proxy executed before two witnesses.

In the event that the Company's shares are listed in the Stock Market and in the National Securities Register, the persons who attend Stockholders' Meetings on behalf of stockholders may prove their qualifications by means of a proxy granted on forms drawn up by the Company, as provided by the applicable articles of the Stock Market Law. During the term to which Article 173 of the General Business Corporation Law refers, the Company must make available the proxy forms to the stock market intermediaries that establish that they represent the Company's stockholders in order for them in turn to make such proxy forms available on time to their principals. The Secretary must make sure that the provisions of this paragraph are complied with and report on such compliance to the Stockholders' Meeting, in order to so state in the respective minutes.

Neither the Directors nor the Examiners may represent stockholders at any Stockholders' Meeting; furthermore, they may not vote their own share in connection with their liability or the approval of the reports to which Articles 166, Section IV, and 172 of the General Business Corporation Law refer.

ARTICLE TWENTY SECOND. Exercise of Corporate and Beneficial [**Patrimoniales**] Rights. Only fully paid up shares [**acciones liberadas**] (and assessable shares [**acciones pagadoras**] whose holders are up-to-date in the payment of capital

contributions) entitle their holders to exercise the corporate and beneficial rights that they confer. Any unsubscribed shares and assessable shares whose holders have defaulted *vis-à-vis* the Company will not be regarded to be outstanding in order to determine the quorum for and the votes at Stockholders' Meetings.

ARTICLE TWENTY THIRD. Chairman and Secretary of Stockholders' Meetings. The Chairman of the Board of Directors will chair Stockholders' Meetings. In his absence, the stockholders will be chaired by the Board Vice Chairman, if any, designated for that purpose, if present, and in the latter's absence, by the person appointed by a majority vote by the stockholders who are present.

The Board Secretary, the Assistant Secretary, if any, or the person thereunto appointed by a majority vote of the stockholders who are present, will act as Secretary at Stockholders' Meetings.

The Chairman will appoint two or more Tellers from among the stockholders who are present or their attorneys in fact, in order to count the shares. The votes at all General Stockholders' Meetings will be cast by raising arms, unless, upon motion of any stockholder, decide a majority of the stockholders present at the Stockholders' Meeting that the votes be cast by ballot.

ARTICLE TWENTY FOURTH. Ordinary and Extraordinary Stockholders' Meetings. A General Ordinary Stockholders' Meeting

will be held at least once every year within 4 (four) months following the end of each fiscal year. In addition to the issues listed on the Agenda, the General Annual Ordinary Stockholders' Meeting must (i) address, approve or change the Board of Directors' report to which reference is made in Article 172 of the General Business Corporation Law, bearing in mind the Examiner's or Examiners' report and the report on any companies a majority of whose shares of stock or equity interests is held by the Company, provided that the value of the investment in each of said companies exceeds 20% of the Company's stockholders' equity, as reflected on the Company's financial statement as of the closing of the corresponding fiscal year; (ii) decide on the allocation of profits; and (iii) appoint the members of the Board of Directors, the Examiner or Examiners and the Proprietary and Deputy Members of the [Board] Committees, and set their remuneration.

A General Extraordinary Stockholders' Meeting will be held whenever there is any issue which should be addressed by it.

ARTICLE TWENTY FIFTH. Quorum for Ordinary Stockholders' Meetings. In order for a General Ordinary Stockholders' Meeting to be regarded legally convened pursuant to a first notice, at least 50% of the outstanding shares into which the paid up capital stock is divided must be represented thereat. Its resolutions will be valid if passed by a majority vote of the shares represented thereat. In the event of a second notice, a

General Ordinary Stockholders' Meeting may be validly held regardless of the number of shares represented thereat, and its resolutions will be valid if passed by a majority vote of the outstanding shares represented thereat.

ARTICLE TWENTY SIXTH. Quorum for Extraordinary and Special Stockholders' Meetings. The following rules will apply to Extraordinary and Special Stockholders' Meetings:

I. In order for a General Extraordinary Stockholders' Meeting to be regarded legally convened pursuant to a first notice, at least 75% of the outstanding shares of stock must be represented thereat, and its resolutions will be valid if passed by the favorable vote of stockholders accounting for at least 50% of the outstanding shares of stock. A General Extraordinary Stockholders' Meeting may be held validly pursuant to a second or later notice if at least 50% of the outstanding shares into which the paid up capital stock is divided are represented thereat, and its resolutions will be valid if passed by the favorable vote of stockholders accounting for at least 50% of the outstanding shares of stock.

II. The rules of Section I of this Article will apply to Special Stockholders' Meetings, making reference to the special category of shares involved.

ARTICLE TWENTY SEVENTH. Postponement of Vote, Opposition and Minutes. Stockholders accounting for at least 10% of the shares represented at a Stockholders' Meeting may request

that the vote be postponed on any issue regarding which they believe they are not fully informed, pursuant to Article 199 of the General Business Corporation Law.

Stockholders accounting for at least 20% of the capital stock may judicially oppose any resolutions passed at General Stockholders' Meetings, provided that they meet the requirements of Article 201 of the General Business Corporation Law; Article 202 of said Law will also apply.

The minutes of Stockholders' Meetings will be transcribed on the Company's Minute Book of Stockholders' Meetings and will be signed by the Chairman and Secretary of the meetings and by the Examiner who attended such meetings.

CHAPTER IV

MANAGEMENT AND SURVEILLANCE

ARTICLE TWENTY EIGHTH. Membership of the Board of Directors. The Company's management will be entrusted to a Board of Directors.

(a) The Board of Directors will be made up by at least 9 (nine) and at the most 20 (twenty) Proprietary Directors, of whom at least 25% must be independent, pursuant to the Stock Market Law. A Stockholders' Meeting may appoint a Deputy Director for each Proprietary Director. If a Stockholders' Meeting expressly agrees, one person may be appointed deputy for two or more Proprietary Directors, on the understanding that if several Proprietary Directors are absent from a meeting, the

respective Deputy Director may only act on behalf of one of them. The Deputy Directors of independent Directors must also be independent Directors. The number of Directors will be set by a General Ordinary Stockholders' Meeting. The appointment or election of the Directors will take place each year at a General Ordinary Stockholders' Meeting, by a majority vote. Stockholders accounting for at least 25% of the capital stock will be entitled to appoint a Proprietary Director and a Deputy Director, who may only substitute for the involved Proprietary Director; said percentage will be of 10% of the capital stock if the Company's shares of stock are listed on a Stock Exchange and in the National Securities Register. Once the appointments by the minority stockholders have been made, a Stockholders' Meeting will determine the total number of members who will make up the Board of Directors and will appoint the other Board members by a majority vote, disregarding the votes of the stockholders who exercise the minority right to which this Article refers.

(b) The Directors may but need not be stockholders; they will hold office for two years, may be reelected or their appointments, even the appointment of Directors appointed by stockholders who exercise their minority right, may be revoked at any time; they will be paid the remuneration set by a General Ordinary Stockholders' Meeting. The foregoing notwithstanding, a General Ordinary Stockholders' Meeting may revoke the

appointments of Directors appointed by minority stockholders only if it also revokes the appointments of all the other Directors.

The Directors will remain in office even if the time for which they were appointed has expired, until new appointments are made and their successors take office. The Directors, Examiners, managers and administrators need not post a performance bond to guarantee fulfillment of their duties, unless the General Stockholders' Meeting that appointed them sets such obligation.

ARTICLE TWENTY NINTH. Board Chairman, Vice Chairman and Secretary. In want of an express appointment by a Stockholders' Meeting, or in the event of resignation or permanent absence of the Board Chairman appointed by a Stockholders' Meeting, the Board of Directors, at its first meeting held immediately after the Stockholders' Meeting that appointed it, or after such resignation or permanent absence, must appoint a Chairman from among its proprietary or deputy members. The Board of Directors may also appoint a Vice Chairman from among its proprietary or deputy members. If a Deputy Director is so appointed, he will become a Proprietary Director. The Board Chairman or, in his absence, a Vice Chairman, will chair Board of Directors' Meetings. The Chairman and, in his absence, the Vice Chairman, will, merely due to their appointments, represent the Board, comply with and enforce any resolutions passed by Stockholders', Board of Directors' and

Committee Meetings, without the need of a special resolution and without prejudice of the Stockholders' and Board's authority to appoint special delegates to carry out specific acts.

In the event that a Stockholders' Meeting fails to appoint them, the Board of Directors must also appoint a Secretary and an Assistant Secretary, who need not be Board members. The Board may in addition appoint persons to hold such other positions as it may deem advisable in order to better perform its own duties.

Any copies or certificates of minutes of Board of Directors', Committee and General Stockholders' Meetings, of any entries on the corporate books and records, and generally of any Company document, may be authorized and attested to by the Secretary or his Deputy, who will be known as the Proprietary Secretary and Assistant Secretary of the Company, and who will be permanent delegates to issue notices for Stockholders' Meetings that the Board decides to issue or that are requested of it by holders of at least 10% of the outstanding shares, pursuant to Article Nineteenth hereof, and to show up before a Notary Public of their choice to notarize the resolutions contained in the minutes of Board of Directors' or Stockholders' Meeting, without needing any express authorization to do so. The Secretary will draw up and transcribe on the respective minute books the minutes containing the resolutions of Stockholders', Board of Directors' and Committee Meetings, as well as any resolutions passed by a

unanimous vote in lieu of holding a Stockholders' or Board of Directors' Meeting, and will issue certificates of said minutes or resolutions and of any appointments, signatures and authority of the Company officers and attorneys in fact. The Secretary and his Deputy will hold office for as long as no new appointments are made and their successors have not taken office.

ARTICLE THIRTIETH. Board of Directors' Meetings. The Board of Directors will meet at least once every 3 (three) months, on such dates as the Board of Directors may set for the year at the first meeting held during the first quarter of each fiscal year, without it being necessary to issue notices for Board members to attend previously schedule meetings as per the meeting schedule approved by the Board.

In addition, the Board may meet on any other date stated on a notice issued to all Proprietary and Deputy Directors via mail, telegram, telefax, courier or any other means that allows for the receipt of such notice at least 5 (five) days prior to the date set to hold the meeting. The notices may be made by the Chairman of the Board of Directors, any Directors accounting for at least 25% of all of the Board membership, or any Examiner. In any event, the Company Examiners must be invited to attend Board Meetings. Besides the event provided for in the first paragraph of this Article, the Board of Directors may assemble at any time and without a prior notice if all of the proprietary Board members are present. The Board Meetings will

be held at the Company's domicile or elsewhere as previously determined by the Board of Directors. The minutes containing Board resolutions must be signed by whoever acted as Chairman and Secretary at the corresponding meeting and will be transcribed on a specific book that the Company will carry for such purpose.

The Directors and Examiners involved in any transaction which is contrary to the Company's interests must so advise the other Directors and abstain from discussing such issue [and], in the case of the Directors, [from passing] any resolution thereon. Anyone who contravenes this provision shall be liable for any damages caused to the Company.

ARTICLE THIRTY FIRST. Convening and Resolutions of Board of Directors' Meetings. In order for Board of Directors' Meetings to be regarded legally convened, a majority of the Proprietary Directors or their deputies, if any, must be present thereat. The Board will pass its resolutions by a majority vote of the Directors present. In the event of a tie, the Chairman will cast the tie-breaking vote.

ARTICLE THIRTY SECOND. Resolutions without Holding a Board Meeting. Pursuant to Article 143, last paragraph, of the General Business Corporation Law, the Board of Directors may validly pass resolutions without holding a formal meeting; the Board Committees may do the same. Any resolutions passed without holding a meeting must be approved by the favorable vote of all the proprietary Board or Committee members or, in the event of

the permanent absence or disability of any of them, by the favorable vote of the corresponding deputy members. Any resolutions thus passed must be confirmed in writing, will be transcribed on the Minute Book of Board of Directors' Meetings, and will be signed by the Chairman and the Secretary. The confirmation in writing must be sent to the Chairman or the Secretary via mail, telefax or courier service.

ARTICLE THIRTY THIRD. Board of Directors' Duties and Authority. The Board of Directors will run and manage the Company and decide on everything regarding the pursuit of the Company's purposes, and:

(i) Define the Company's strategy.

(ii) Make sure that the stockholders and the market [sic] have access to the Company's information pursuant to the Stock Market Law and general rules.

(iii) Implement internal control mechanisms.

(iv) Make sure that the Company has the necessary mechanisms to comply with the applicable laws.

(v) Regularly assess the Chief Executive Officer's and top-ranking officers' performance.

(vi) Review the report issued by the Audit Committee to which reference is made in Article Thirty Fifth hereof, and appraise the findings or recommendations made in the same.

The Board of Directors is the Company's legal representative with authority, in the name and on behalf of the

Company, to carry out any acts which the Law or these By-Laws do not reserve to Stockholders' Meetings. The Board of Directors will have the following authority and obligations by way of illustration and not by way of limitation:

I. A general power of attorney for lawsuits and collections, with all of the general authority and the special authority that calls for a special clause pursuant to law, without limitation, as provided in Article 2554, first paragraph, of the Civil Code for the Federal District and the corresponding Article of the Civil Code for each other State of the Republic of Mexico and the Federal District. The Board of Directors has the following authority by way of illustration and not by way of limitation: to file complaints, press criminal charges and grant acquittals, to join criminal procedures as aggrieved party or assistant; to drop any actions filed by it, including **amparos** [proceedings seeking protection under constitutional grounds]; to make settlements, submit to arbitration, answer and propound interrogatories, assign property, challenge judges, receive payments and carry out all acts specified by law, and represent the Company before judicial and administrative, criminal, civil or other authorities, and before labor authorities and courts.

II. A general power of attorney for acts of administration and acts of ownership, pursuant to Article 2554, paragraphs second and third, of the Civil Code for the Federal District and the corresponding Article of the Civil Code for each

other State of the Republic of Mexico and the Federal District, on the understanding that the Board of Directors will need the prior authorization of a General Ordinary Stockholders' Meeting to buy or sell shares or exercise the right of redemption, only in the following events:

(a) In the event that the purchase value of another company's shares or partnership interests in one or more series of concurrent or successive purchases, exceeds 20% of the Company's stockholders' equity, as reflected on its latest financial statements. No approval of a General Ordinary Stockholders' Meeting shall be necessary if shares or partnership interests of other companies are purchased whose activities are the same as the activities of the Company's subsidiaries.

(b) In the event that the sale value of another company's shares or partnership interests in a single or series of concurrent or successive sales, exceeds 20% of the Company's stockholders' equity as reflected on its latest financial statements. The approval of a General Ordinary Stockholders' Meeting will also be necessary if shares or partnership interests are sold which involve, in a single or a series of concurrent or successive sales, the loss of control of the company involved, whose activities are the same as the Company's activities.

(c) To exercise, pursuant to Article 220 of the General Business Corporation Law, the right of redemption of the shares of stock of companies in which the Company may be a

stockholder, if such an action involves, in a single or several concurrent or successive transactions, the refund of shares whose value exceeds 20% of the Company's stockholders' equity, as reflected on its latest financial statements. The approval of a General Ordinary Stockholders' Meeting will also be required if the redemption implies, in a single transaction or several concurrent or successive acts, the loss of control of the company involved whose activities are the same as the Company's activities.

III. A power of attorney to appoint and remove the Chief Executive Officer [**Director General**] and any other Managing Director and General or Special Manager, and other Company officers, attorneys in fact, agents and employees, and to set their authority, duties, labor conditions and pay.

IV. To issue, draw, subscribe, accept, endorse for deposit [**endosar**], endorse as security [**avalar**] and otherwise negotiate with all kinds of credit instruments, pursuant to Article 9 of the General Credit Instruments and Transactions Law.

V. To open and cancel accounts with any bank or any other financial intermediary, and to make deposits in and withdraw from said accounts, and to appoint the persons who may draw against them and to set the specific authority of such persons.

VI. To call General Ordinary, Extraordinary or Special Stockholders' Meetings and to enforce their resolutions.

VII. To draw up internal labor regulations.

VIII. To appoint and remove the Company's external auditors.

IX. To set up Company offices and branches and to stipulate domiciles for contract and tax purposes, elsewhere in the Republic of Mexico or abroad.

X. The authority, which cannot be delegated, to determine how the Company-owned shares will be voted at Stockholders' Meetings of companies in which the Company owns a majority equity interest.

XI. The authority, which cannot be delegated, to approve (i) any transactions not falling in the regular course of business between the Company and its partners, or with persons forming the Company's management or with whom such persons have equity relations or else a relationship by blood or kinship by marriage up to the second degree, the spouse or concubine; (ii) the purchase or sale of property for up to 10% or more of the [value of the] assets; (iii) the posting of guaranties for an amount in excess of 30% of the [value of the] Company's assets; and (iv) transactions other than the preceding transactions that do not fall within the regular course of business and that represent over 1% of the Company's assets. The members of the Board of Directors will be liable for any resolutions they pass in connection with the matters to which this paragraph refers unless, not being at fault, they expressed their inconformity at

the time of discussing and deciding in connection with the involved act, or did not attend the Board Meeting at which such resolution was passed.

XII. To confer, grant, revoke or modify general or special powers of attorney and, if proper, within the limit of its own authority, to grant the authority of substitution, other than in connection with any authority whose exercise is entrusted only to the Board of Directors by law or hereunder, and to reserve the exercise of its own authority.

XIII. To take out, on account of the Company, and to enter into such agreements and carry out such acts as may be advisable or necessary to take out, civil liability insurance of which the Company may be the loss payee, in connection with the obligation to indemnify the Company for any damages incurred by the members of the Board of Directors, including the members of the Committees to which these By-Laws refer, or the Examiners or the Chief Executive Officer or the Secretary or Assistant Secretary of the Company's Board of Directors or any of said Committees, due to acts or omissions unwillfully committed while performing their duties.

XIV. To carry out all of such acts as are authorized by these By-Laws or which are a consequence of the same.

XV. To authorize, when necessary pursuant to Article 14 Bis 3 of the Stock Market Law, the purchase at a stock exchange of the Company's own shares of stock in the terms of the

applicable laws, and their later placement as provided in Article Tenth hereof.

ARTICLE THIRTY FOURTH. Appointment of Officers. The Chief Executive Officer appointed by Board of Directors to take over the operation and direction of the Company's business will have the authority conferred upon it by the Board. The Chief Executive Officer may but need not be a stockholder or Director and will hold office indefinitely until the Board of Directors revokes his appointment or accepts his resignation.

ARTICLE THIRTY FIFTH. Audit Committee. The Company will have an Audit Committee made up by at least three Directors; the Committee Chairman and the majority of the Committee members must be independent; the Examiner or Examiners will be invited to join Committee meetings and he or they will attend as guests, and may speak up but not vote at such Committee meetings. The Audit Committee will have the following duties, among others:

(a) to draw up a yearly report on its activities for filing with the Board of Directors;

(b) to report on transactions carried out with related persons to which reference is made in Article Thirty Third, Section XI, subsection (i), hereof; and

(c) to propose the hiring of independent specialists where it deems it advisable, in order for them to render an opinion regarding the transactions to which Article Thirty Third, Section XI, hereof refers.

The Audit Committee report must be submitted to the Board of Directors in order for the latter to attach it to the annual report that it will submit to a Stockholders' Meeting as provided in Article 172 of the General Business Corporation Law.

The Audit Committee members and the Examiners who in any transaction have any interest not consistent with the Company's interests, must so advise the other Committee members and abstain from engaging in any discussion and resolution. Anyone who contravenes this provision shall be liable for any damages caused to the Company.

ARTICLE THIRTY SIXTH. Other Committees. If a General Ordinary Stockholders' Meeting so decides, the Company may also create one or more additional Committees as intermediate management bodies. Each Committee will be made up by an uneven number of Proprietary and Deputy Directors appointed by a General Ordinary Stockholders' Meeting from among the proprietary or deputy members of the Board of Directors.

The Audit Committee and the other Committees appointed will act always as a collegiate body [i.e., as a three-member body]. The Committee members will hold office one year and until their successors have taken office; they may be reelected, or they may be removed at any time, and will be paid as decided by a General Ordinary Stockholders' or Board of Directors' Meeting. The appointment of any [Committee] member will be regarded

revoked upon his ceasing to be a member of the Board of Directors.

The Committees will meet when and as often as determined by each Committee at the first meeting held in each fiscal year, and it will not be necessary to call the Committee members to attend meetings that have been previously scheduled pursuant to the meeting calendar approved by the Committee. In addition, each Committee will assemble whenever the Committee Chairman, two proprietary Committee members or some Examiner so decide, pursuant to a three-day advance notice on all proprietary Committee members and the deputy Committee members that may be necessary; the Company Examiners must always be invited to Committee meetings, at which they may speak up but not vote. The notice must be sent out via mail, telegram, telefax, courier or any other means providing conclusive proof of receipt, issued at least three (3) days in advance. The notice may be signed by the Chairman of said Committee or by the Secretary, or by the Assistant Secretary, of the Company's Board of Directors, who will hold the same position in the Committee, unless such Committee appoints a specific Secretary. The Committees may meet at any time, without a prior notice if all of the proprietary members are present.

In order for Committee meetings to be regarded legally convened, a majority of the Committee members must be present thereat. The resolutions must be passed by the favorable vote of

a majority of the Committee members and may be passed without holding a Committee meeting with the unanimous resolution in writing of its members. The Committee Chairman will not cast the deciding vote in the event of a tie.

The Audit Committee and all other Committees will have such authority and carry out such duties as are expressly conferred upon or entrusted to them hereunder, by the Stockholders' Meeting that creates them or by the Board of Directors. Such authority will not include the authority reserved by law or these By-Laws to a General Stockholders' or Board of Directors' Meeting. No Committee may delegate its authority on anyone, but may designate delegates to carry on its resolutions. Each Committee Chairman will be empowered to enforce such resolutions individually, without any express authority. Each Committee member must report to the Board of Directors, each year, on the activities it carries out or else when in its opinion some facts or acts take place which are transcendental for the Company. Minutes will be drawn up of each Committee meeting which will be recorded on a special book, and which will attest to the attendance of the Committee members and the resolutions passed and which must be signed by whoever acted as Chairman and Secretary. Any unanimous resolutions passed without holding a meeting will be signed by those who passed them and will be transcribed and then signed by the Secretary on said book.

ARTICLE THIRTY SEVENTH. Examiners. The Company's surveillance will be entrusted to one or more Examiners, who will have their own deputies, appointed by a General Ordinary Stockholders' Meeting and who need not be Company stockholders. The Examiners and their deputies, if any, will be appointed each year, may be reelected one or more times and will hold office until a Stockholders' Meeting makes new appointments and their successors take office. The Examiners will have the authority and duties listed in Article 166 of the General Business Corporation Law and these By-Laws.

In addition to the Board of Directors' Meetings, the Examiners must be invited to meetings of all intermediate management bodies on which the Board of Directors delegated some authority.

In the event that the Company's shares of stock are listed on a Stock Exchange and in the National Securities Register, the holders of shares accounting for at least 10% of the capital stock may appoint an Examiner. The appointments of the Examiners appointed pursuant to this paragraph may be revoked only if the appointments of the other Examiners are also revoked.

CHAPTER V

FISCAL YEAR AND FINANCIAL INFORMATION

ARTICLE THIRTY EIGHTH. Fiscal Year. The Company's fiscal year will run from January 1st to December 31st of each year. In the event that the Company is liquidated, merges with

another company and is not the surviving company, or is extinguished as a result of a spin-off, its fiscal year will end prematurely on the liquidation, merger or spin-off effective date and in the first case [i.e., the liquidation] it shall be deemed that there is a fiscal year throughout the time that the Company is in liquidation.

ARTICLE THIRTY NINTH. Annual Financial Report. Within four months following the end of each fiscal year, the Board of Directors will prepare at least the following information taking into consideration the report of the Audit Committee to which Article Thirty Fifth hereof refers:

I. A report on the Company's business during the fiscal year and on all the policies followed by the Board and, if proper, the principal existing projects;

II. A report listing and explaining the main accounting and reporting policies and criteria followed to draw up the financial information;

III. A statement showing the Company's financial condition as of the fiscal year end;

IV. A statement showing, duly explained and classified, the Company's profits during the fiscal year;

V. A statement showing the changes in the financial condition that took place during the fiscal year;

VI. A statement showing the changes in the stockholders' equity items that took place during the fiscal year; and

VII. Such notes as may be necessary to complement and clear up the information provided pursuant to the above statements.

The report to which this Article refers, together with the Audit Committee report and the Examiner's or Examiners' report, must be made available to the stockholders forthwith and for free, from the moment that the notice is issued to hold the General Stockholders' Meeting which is to address the same.

ARTICLE FORTIETH. Profits. The net profits for each fiscal year appearing on the Financial Statements duly approved by a General Ordinary Stockholders' Meeting will be allocated as follows:

I. 5% of the net profits will be set aside to form, increase or replenish the legal reserve fund, until such fund equals 20% of the capital stock.

II. Such amounts as a Stockholders' Meeting may agree upon will be set aside to create or increase general or special reserves.

III. The balance will be applied as decided by Stockholders' Meeting, on the understanding that no profits may be distributed as long as any losses sustained in prior fiscal

years have been offset or absorbed, or the capital stock has been reduced in the amount of the losses.

All of the shares of stock which are fully paid up when a dividend is declared will be entitled to a proportional part of such dividends. Any shares paid up in part will share in the dividend to the extent that they are paid.

The Company's founding partners did not reserve any special participation in the Company's profits.

ARTICLE FORTY FIRST. Losses. The losses, if any, will be borne by the stockholders in proportion to the number of shares they own and up to their participation in the capital stock.

CHAPTER VI

DISSOLUTION AND LIQUIDATION

ARTICLE FORTY SECOND. Dissolution. The Company will be dissolved in any of the events to which Article 229 of the General Business Corporation Law refers.

ARTICLE FORTY THIRD. Appointment of Liquidator. Once dissolved, the Company will be liquidated. A General Extraordinary Stockholders' Meeting will appoint one or more liquidators as well as deputy liquidators, if it so wishes, who will have the authority conferred upon them by the General Business Corporation Law or the Stockholders' Meeting that appoints them.

ARTICLE FORTY FOURTH. Liquidation. The liquidator or liquidators will carry out the Company's liquidation pursuant to the guidelines set by the Stockholders' Meeting [that approved the liquidation] or else pursuant to the following guidelines and the provisions of Chapter XI of the General Business Corporation Law:

I. They will wind up the [Company's] business as they may deem advisable;

II. They will pay out the debts by selling the Company's assets that may be necessary for such purpose;

III. They will draw up the final liquidation balance sheet and submit it to a Stockholders' Meeting for approval; and

IV. Once the final liquidation balance sheet has been approved, they will distribute any distributable net assets among the stockholders as provided hereunder and upon surrender and cancellation of the stock certificates. In the event of any disagreements among the liquidators, the Examiner must call a General Extraordinary Stockholders' Meeting to settle any issues as to which they disagree.

ARTICLE FORTY FIFTH. Duties During the Liquidation. During the liquidation, Stockholders' Meetings will be held as provided hereunder and the liquidators will have the duties that the Board of Directors has during the Company's regular life. The Examiners, as to the liquidators, will have the duties they

have during the term of the Charter and By-Laws vis-à-vis the Board of Directors.

SERVICIOS DE PRODUCCION SALTILLO, S. A. DE C. V.

Financial Statements

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

KPMG

Apdo. Postal 904
C.P. 66250 Col. del Valle, N.L.

Oficinas en el Parque Torre II
Blvd. Díaz Ordaz 140 Pte.
Pisos 16 y 17 Col. Sta. María
C.P. 64650 Monterrey, N.L.

Tels. +(81) 11 22 18 18
Fax: +(81) 13 33 05 32
e-mail: kpmgmail@kpmg.com.mx

Independent Auditors' Report

(Translation form Spanish Language Original)

To the Board of Directors and Stockholders
Servicios de Producción Saltillo, S. A. de C. V.:

We have audited the balance sheets of Servicios de Producción Saltillo, S. A. de C. V. as of December 31, 2001 and 2000, and the related income statements, changes in stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements and are prepared in accordance with generally accepted accounting principles in Mexico. An audit consists of examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The financial statements mentioned above have been prepared to be used by the Company's General Stockholders' Meeting and for other legal purposes, since the information contained therein does not include the consolidation of the financial statements of the subsidiaries, which have been recorded with the equity method. We have issued our report on the consolidated financial statements of Servicios de Producción Saltillo, S. A. de C. V., separately and on the same date.

In our opinion the financial statements mentioned above, prepared for the specific purpose indicated in the above paragraph, present fairly, in all material respects, the financial position of Servicios de Producción Saltillo, S. A. de C. V., as of December 31, 2001 and 2000, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the years then ended, in conformity with generally accepted accounting principles in Mexico.

KPMG Cárdenas Dosal, S.C.

Ricardo Matías González

Monterrey, N.L.
February 4, 2002

LIABILITIES		2001		2000
CURRENT:				
Business assets tax (note 7)	$	7,676	$	7,654
Affiliated companies (note 4)		139,954		903
Total liabilities		147,630		8,557
STOCKHOLDERS' EQUITY (note 6)				
Common stock		1,455,304		1,455,304
Retained earnings		907,435		863,804
Accumulated effect from holding non-monetary assets		(619,646)		(540,279)
Cumulative deferred income effect		13,687		13,687
Total stockholders' equity		1,756,780		1,792,516
Commitment and contingencies (note 9)				
Total liabilities and stockholders' equity	$	1,904,410	$	1,801,073

Fernando García González
Chief Finance Officer

SERVICIOS DE PRODUCCION SALTILLO, S. A. DE C. V.

Income Statements

Years ended December 31, 2001 and 2000

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2001)

	2001	2000
Sharing in the result of subsidiaries (note 5)	$ 56,171	$ 130,285
Administration expenses	340	138
Operating income	55,831	130,147
Comprehensive financing result:		
Interest income	(7,745)	(6,825)
Interest expense	7,541	1,226
Foreign exchange fluctuation	4,136	(1,002)
Monetary position result	2,765	1,157
Comprehensive financing result, net	6,697	(5,444)
Other expenses (note 1)	8,847	-
Income before taxes	40,287	135,591
Income tax (note 7)	(3,344)	(32)
Net income of the year	$ 43,631	$ 135,623
Net earnings per share (pesos) (note 8)	$ 0.04	$ 0.13

The accompanying notes are an integral part of these financial statements.

SERVICIOS DE PRODUCCION SALTILLO, S. A. DE C. V.

Statements of Changes in Stockholders' Equity

Years ended December 31, 2001 and 2000

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2001)

	Common stock	Retained earnings	Accumulated effect from holding non-monetary assets	Cumulative deferred income tax effect	Total stockholders' equity
BALANCES AS OF DECEMBER 31, 1999	$ 1,450,728	$ 974,902	$ (300,361)	$ -	$ 2,125,269
Common stock increase (note 6)	4,576				4,576
Dividends paid (note 6)		(230,884)			(230,884)
Comprehensive income (note 6)		119,786	(239,918)	13,687	(106,445)
BALANCES AS OF DECEMBER 31, 2000	1,455,304	863,804	(540,279)	13,687	1,792,516
Comprehensive income (note 6)		43,631	(79,367)		(35,736)
BALANCES AS OF DECEMBER 31, 2001	$ 1,455,304	$ 907,435	$ (619,646)	$ 13,687	$ 1,756,780

The accompanying notes are an integral part of these financial statements.

SERVICIOS DE PRODUCCION SALTILLO, S. A. DE C. V.

Statements of Changes in Financial Position

Years ended December 31, 2001 and 2000

(Thousands of Mexican of constant purchasing power as of December 31, 2001)

	2001	2000
Operation activities:		
Net income of the year	$ 43,631	$ 135,623
(Minus credits not providing resources) plus charges not requiring the use of resources:		
Deferred income tax	(3,344)	(7,341)
Sharing in result of subsidiaries, net of collected dividends	(56,171)	(101,480)
Loss on sale of subsidiary shares	8,847	-
Resources (used in) generated by operation	(7,037)	26,802
Working capital:		
Affiliated companies	139,051	20,154
Sundry debtors	(262)	(5)
Business assets tax	22	(748)
Deferred income tax	(7,600)	-
Other items	-	(1,845)
	131,211	17,556
Net resources generated by operation	124,174	44,358
Financing activities:		
Common stock increase	-	4,576
Dividends paid	-	(230,884)
Consolidation effect	-	(15,771)
Resources used in financing activities	-	(242,079)
Investing activities:		
Investment in shares	(46,267)	197,746
Affiliated companies	(77,927)	-
Resources (used in) generated by investment activities	(124,194)	197,746
(Decrease) increase in cash	(20)	25
Balance at beginning of the year	71	46
Balance at end of the year	$ 51	$ 71

The accompanying notes are an integral part of these financial statements.

SERVICIOS DE PRODUCCION SALTILLO, S.A. DE C.V.

Notes to the Financial Statements

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2001)

(1) Business Activity and Outstanding Operations

Activity

Servicios de Producción Saltillo, S. A. de C. V (SEPROSA) is a subsidiary of Grupo Industrial Saltillo, S.A. de C.V. (GISSA), and its corporate objective is to share in the capital of all types of companies. SEPROSA is the majority stockholder of several Metal Mechanic Division subsidiaries that produce components of gray iron, malleable, nodular and aluminum for the automotive industry. The Company does not have its own personnel, so the administration services are provided by a subsidiary.

Outstanding Operations

1. In November 2001, SEPROSA purchased Industria Automotriz Cifunsa, S. A. de C. V. by buying fifty thousand shares from GISSA for $50 each one.

2. In December 2001 SEPROSA, sold the shares of Cifunsa Diesel, S.A. de C.V. to Industria Automotriz for $296,683 thousand (189,443 thousand shares), generating a loss of $8,847 in this transaction, which is shown in the other expenses figure, in the statement of income for the period ended December 31, 2001.

3. In December 2001, at the General Ordinary Meeting, the SEPROSA stockholders agreed to increase the variable portion of common stock of Industria Automotriz Cifunsa, S. A. de C. V. by $296,683 nominal, by capitalizing the debt.

(2) Summary of Significant Accounting Policies

The accounting policies and practices followed by the Company in the preparation of the financial statements are described below:

a) Presentation and disclosure bases

The accompanying financial statements include the recognition of the effects of inflation on the financial information and are expressed in pesos of constant purchasing power of the most recent balance sheet presented.

The most significant National Consumer Price Indexes (NCPI) used for effects of recognizing inflation were:

	NCPI	% inflation
December 31, 2001	351.418	4.40%
December 31, 2000	336.596	8.95%
December 31, 1999	308.919	12.32%

(Continued)

SERVICIOS DE PRODUCCION SALTILLO, S.A. DE C.V.

Notes to the Financial Statements

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2001)

For disclosure purposes in the notes to the financial statements, when referring to pesos "$", it means Mexican pesos, and when referring to dollars, it means United States dollars.

b) Investment in shares
The investments in subsidiaries of which the company owns over 50% of common stock and/or over which it exercises control are valued with the equity method.

c) Comprehensive financing result (CFR)
CFR includes interests, exchange differences, and the monetary effect.

Foreign currency transactions are recorded at the exchange rate prevailing at the date of their execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in force at the balance sheet date. Exchange differences arising from assets or liabilities contracted in foreign currency are recognized in the results of the year.

The monetary effect is determined by multiplying the difference between monetary assets and liabilities at the beginning of each month by inflation factors, including deferred taxes, through year-end. The aggregate of these results represents the monetary gain or loss for the year arising from inflation, which is reported in operations of the year.

d) Restatement of common stock and other stockholders' equity accounts
Common stock and retained earnings have been updated by using NCPI factors from the dates the amounts were contributed or generated, until end of the period. The amounts thus obtained represent the reserve required to maintain the values of the stockholders' investments constant and are presented together with historical values.

e) Accumulated effect from holding non-monetary assets
This represents the change in the specific level of the value of the non-monetary assets related to the value of the NCPI.

f) Comprehensive income
Comprehensive income represents net income or loss of the year, plus the effect in such period of those items reported directly in stockholders' equity, not constituting capital contributions, reductions or distributions, among which are net income of the year, the accumulated effect from holding non-monetary assets and the cumulative deferred income tax effect.

(Continued)

SERVICIOS DE PRODUCCION SALTILLO, S.A. DE C.V.

Notes to the Financial Statements

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2001)

g) Cumulative effect of deferred (IT)
This represents the effect of recognizing cumulative deferred taxes as of the date the related Bulletin was adopted.

h) Income Tax (IT) and Business Assets Tax (BAT)
IT is accounted for under the asset and liability method, which compares the book and tax values. Deferred taxes assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit (AT) carryforward.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred taxes of a change in tax rate is recognized in results in the period that includes the enactment date.

i) Contingencies
Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. When a reasonable estimation can not be made, qualitative disclosure is provided in the notes to the financial statements. Contingent revenues, earnings or assets are not recognized until their realization is virtually assured.

j) Use of estimates
The preparation of the financial statements, in conformity with the Generally Accepted Accounting Principles in Mexico requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as the date of the financial statement, and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates and assumptions.

k) Reclassifications
As a result of the adoption of Bulletin B-4 mentioned in note 3, the financial statements as of December 31, 2000 were reclassified to conform their presentation to the financial statements as of December 31, 2001.

(Continued)

SERVICIOS DE PRODUCCION SALTILLO, S.A. DE C.V.

Notes to the Financial Statements

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2001)

(3) Accounting Changes

Effective January 1, 2001, the Company adopted the guidelines of Bulletin B-4 "Comprehensive Income" that requires the determination and presentation of comprehensive income in one-line item in the statement of changes in stockholders' equity and footnote disclosure of its components. Comprehensive income or loss is defined as the net income or loss for the period, plus any other changes reflected directly in equity, excluding capital contributions, reductions and other distributions.

The initial adoption of this Bulletin had no impact on the financial position or the result of operations, since it refers to changes in presentation or additional disclosures in the financial statements.

(4) Transactions and Balances with Holding and Affiliated Companies

	2001	2000
Revenues:		
Interests	$ 7,533	$ 6,992
Dividends received	-	231,765

	2001	2000
Expenses:		
Interests	$ 7,392	$ 1,227
Dividends paid	-	230,884

The balances with the holding and affiliated companies are analyzed as follows:

As of December 31, 2001, the account receivable is represented by 1,250 thousand U.S. dollars, short term and 15,500 thousand U.S. dollars, long term, of which 6,000 thousand accrue interest at Libor rate + 1.7 percent points with maturities in 2005 and 9,500 thousand U.S. dollars that accrue interest at Libor rate + 2.15 percent points with maturities in 2006. This financing was for Castech, S. A. de C. V. (subsidiary company) and analyzed as follows:

	2001	2000
Short term	$ 25,643	$ 15,575
Long term	$ 141,705	$ 75,708
Less current portion	13,713	15,575
	$ 127,992	$ 60,133

(Continued)

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2001)

The current portion of the long-term account payable is integrated in "affiliated companies" in the current assets.

	2001	2000
Payable:		
Grupo Industrial Saltillo, S. A. de C. V.	$ 139,825	$ 903
Manufacturas Cifunsa S. A de C. V.	129	-
	$ 139,954	$ 903

(5) Investment in Shares

a) The investment in shares is analyzed as follows:

	2001	2000
Investment in subsidiary shares:		
Acquisition cost	$ 763,550	$ 716,954
Share in subsidiaries	955,195	987,567
	$ 1,718,745	$ 1,704,521

b) To evaluate the financial position and the results of the company, the consolidated financial statements must be consulted. These consolidated statements fulfill the entity principle, are presented separately, and are reported by a public accountant. The financial statements of Servicios de Producción Saltillo, S. A. de C. V. are prepared to be used by the General Stockholders' Meeting of the company and for other legal purposes.

(Continued)

SERVICIOS DE PRODUCCION SALTILLO, S.A. DE C.V.

Notes to the Financial Statements

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2001)

The most relevant consolidated balance sheet and income statement figures are shown below:

Balance sheet:

	2001	2000
Current assets	$ 809,444	$ 841,887
Property, machinery and equipment	2,344,221	2,419,700
Other assets	276,471	79,536
Total assets	$ 3,430,136	$ 3,341,123
Current liabilities	$ 567,627	$ 439,235
Long-term liabilities	922,315	987,657
Total liabilities	$ 1,489,942	$ 1,426,892
Majority capital	$ 1,756,780	$ 1,792,516
Minority capital	183,414	121,715
Total liabilities and stockholders' equity	$ 3,430,136	$ 3,341,123

Income statements:	2001	2000
Net sales	$ 2,579,583	$ 3,559,320
Operating income	$ 148,409	$ 232,344
Net consolidated income	$ 68,197	$ 149,625
Net majority income	$ 43,631	$ 135,623

(Continued)

SERVICIOS DE PRODUCCION SALTILLO, S.A. DE C.V.

Notes to the Financial Statements

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2001)

(6) Stockholders' Equity

a) Stockholders' equity update

	Historical balance	Update	Updated balance
2001			
Common stock	$ 1,069,731	$ 385,573	$ 1,455,304
Retained earnings	737,339	170,096	907,435
Accumulated effect from holding non-monetary assets		(619,646)	(619,646)
Cumulative deferred IT effect	12,033	1,654	13,687
	$ 1,819,103	$ (62,323)	$ 1,756,780
2000			
Common stock	$ 1,069,731	$ 385,573	$ 1,455,304
Retained earnings	690,928	172,876	863,804
Accumulated effect from holding non-monetary assets		(540,279)	(540,279)
Cumulative deferred IT effect	12,033	1,654	13,687
	$ 1,772,692	$ 19,824	$ 1,792,516

b) Stockholders' equity movement

In February 2000, at the General Extraordinary Meeting, the stockholders agreed to distribute dividends of $3,699 ($3,325 nominal) from earnings of previous periods.

In April 2000, at the General Extraordinary Meeting, the stockholders agreed to distribute dividends of $227,185 ($206,500 nominal) from earnings of previous periods.

In June 2000, at the General Extraordinary Meeting, the stockholders agreed to make a $4,576 ($4,200 nominal) contribution as an increase to the variable portion of common stock.

c) Common stock

After this movements, as of December 31, 2001, common stock is represented by 1,069,731 (thousand) common nominative shares, with nominal value of one peso each one, and is divided into fixed and variable capital. The fixed capital is $1 (nominal value) and the variable capital is $1,069,730 (nominal value).

(Continued)

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2001)

The restated amount, on tax basis, of the contributions made by stockholders, could be refunded with no tax payment. Any refund in excess of the tax amounts, will be subject to payment of taxes according to the Income Tax Law.

d) Retained earnings

Earnings of the period are subject to a 5% separation to constitute the legal reserve until such reserve reaches one fifth of common stock. This reserve is not susceptible to distribution to the stockholders during the existence of the company, except as dividends in shares.

Earnings of the subsidiaries, recognized with the equity method cannot be distributed to the stockholders, until the holding Company receives them as dividends.

Earnings distributed as dividends in excess of taxable income, will be subject to payment of tax according to the Income Tax Law, therefore, if applicable, only 65% could be distributed to the stockholders.

e) Comprehensive result

The comprehensive result reported on the statements of stockholders' equity represents the results of the total performance of the Company during the year, and includes the items mentioned below which, in accordance with Mexican GAAP, are reported directly in stockholders' equity:

	2001	2000
Net income	$ 43,631	$ 135,623
Consolidation effect on retained earnings	-	(15,837)
Cumulative deferred income tax effect		13,687
Result of holding non-monetary assets	(79,367)	(239,918)
	$ (35,736)	$ (106,445)

(7) Income Tax (IT) and Business Assets Tax (BAT)

According to The Tax Law in force, companies must pay the greater of IT and BAT. Both taxes recognize the effects of inflation, although differently from the generally accepted accounting principles.

BAT Law establishes a 1.8% tax on assets, updated in case of some assets and deducted from some liabilities.

(Continued)

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2001)

The BAT levied in excess of IT of the year can be recovered in the following ten periods, restated for inflation, as long as in any of these periods, IT exceeds BAT.

Beginning in 2003, the 35% tax rate will be gradually reduced by 1% per year until it reaches 32% in 2005. Additionally, beginning in 2002, the regimen of deferring income tax until the payment date of the dividends when earnings are reinvested is repeal, establishing a transition period for the taxpayers who elected to defer the payment of tax and who pay the dividends from the reinvested net taxable income account balance constituted before 2002, having to pay the applicable deferred tax applying the 3% or 5% rate, whether the earnings were generated in 1999, 2000 or 2001.

The tax benefit attributable to the operations differ from what would result of applying a 35% IT rate to the operations, as a result of the items mentioned below:

		Amount	Rate
"Expected" rate	$	14,100	35%
Decrease in the tax rate resulting of:			
Equity method in subsidiaries		(19,660)	(49%)
Others		2,216	5%
Effective rate	$	(3,344)	(9%)

The tax effects of the temporary differences that originate significant portions of the deferred tax assets and liabilities as of December 31, 2001 and 2000 are listed below:

		2001		2000
Deferred assets:				
Tax losses carryforward	$	2,658	$	213
Deferred liabilities:				
Other items		-		(899)
Sub-total deferred assets		2,658		(686)
Refundable business assets tax		29,054		21,454
Total deferred assets	$	31,712	$	20,768

(Continued)

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2001)

The deferred IT rollforward for the year ended December 31, 2001 is presented below:

Deferred income tax as of December 31, 2000	$	(20,768)
IT effect on:		
Results		(3,344)
2001 business assets tax		7,600
Deferred income tax as of December 31, 2001	$	(31,712)

According to IT Law, it is possible to amortize the tax loss of a period, restated for inflation, against the taxable income of the immediately following ten tax periods. As of December 31, 2001, the tax losses carryforward and the refundable TA expire as follows:

	Restated amount as of December 31, 2001		
	Tax losses carryforward	Refundable BAT	
1998	$ 142	$ 5,178	2008
1999	464	8,716	2009
2000	-	7,560	2010
2001	6,987	7,600	2011
Total	$ 7,593	$ 29,054	

(8) Earnings per Share

Basic earnings per share is calculated by dividing the net income of the period by the average number of common shares in circulation during the year.

The weighted average numbers of shares for the calculations were 1,069,731 and 1,067,648 in 2001 and 2000, respectively.

(Continued)

SERVICIOS DE PRODUCCION SALTILLO, S.A. DE C.V.

Notes to the Financial Statements

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2001)

(9) Commitment and Contingencies

Collateral granted

Collateral granted to Manufacturas Cifunsa S. A. de C. V. for a revolving credit in favor of Comerica Bank whose outstanding balance as of December 31, 2001 amounts to 2,000,000 U.S. dollars and is due on July 1, 2003.

Collateral granted to Grupo Industrial Saltillo, S. A. de C. V., along with another nine subsidiaries for a long-term syndicated bank credit in favor of several banks whose outstanding balance as of December 31, 2001 amounts to 82,352,923 U.S. dollars. This credit was prepaid in full on January 22, 2002.

Collateral granted to Grupo Industrial Saltillo, S. A. de C. V., along with another fourteen subsidiaries for a long-term syndicated bank credit in favor of several banks whose outstanding balance as of December 31, 2001 amounts to 85,000,000 U.S. dollars and is due on April 22, 2006.

Collateral granted to Cifunsa Diesel, S. A. de C. V. along with another subsidiary for a long-term bank credit in favor of Comerica Bank whose outstanding balance as of December 31, 2001 amounts to 10,000,000 U.S. dollars and is due on July 14, 2007.

Collateral granted to Castech S. A. de C. V. for a short-term bank credit in favor of Citibank, whose outstanding balance as of December 31, 2001 amounts to 700,000 U.S. dollars and is due on January 31, 2002.

These notes are an integral part of the financial statements.

PISTONES INDUSTRIALES, S.A. DE C.V.

Financial Statements

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

KPMG

Apdo. Postal 904
C.P. 66250 Col. del Valle, N.L.

Oficinas en el Parque Torre II
Blvd. Díaz Ordaz 140 Pte.
Pisos 16 y 17 Col. Sta. María
C.P. 64650 Monterrey, N.L.

Tels. +(81) 11 22 18 18
Fax: +(81) 13 33 05 32
e-mail: kpmgmail@kpmg.com.mx

Independent Auditors' Report

(Translation from Spanish Language Original)

To the Board of Directors and Stockholders' of
Pistones Industriales, S. A. de C. V.:

We have audited the balance sheets of Pistones Industriales, S. A. de C. V. as of December 31, 2001 and 2000 and the related income statements, changes in stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements and are prepared in accordance with generally accepted accounting principles in Mexico. An audit consists of examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The financial statements mentioned above have been prepared to fulfill the legal provisions to which the Company is subject. As mentioned in note 1 to the financial statements, the stockholders agreed to merge the Company with Manufacturas Vitromex, S. A. de C. V. as of January 1°, 2002. Separately and with the same date, have been prepared the financial statements of Pistones Industriales, S.A. de C.V. and subsidiaries.

In our opinion, the financial statements mentioned above, prepared for the specific purpose indicated in the third paragraph, present fairly, in all material respects, the financial position of Pistones Industriales, S. A. de C. V. as of December 31, 2001 and 2000, and the results of their operations, the changes in stockholders' equity and the changes in financial position for the years then ended, in conformity with the accounting principles generally accepted in Mexico.

KPMG Cárdenas Dosal, S.C.

Ricardo Matías González

February 4, 2002

PISTONES INDUSTRIALES, S. A. DE C. V.

Balance Sheets

December 31, 2001 and 2000

(Thousand of Mexican pesos of constant purchasing power as of December 31, 2001)

ASSETS	2001	2000
CURRENT:		
Cash	$ 28	$ 40
Subsidiary and holding companies (note 5)	32,624	-
Other accounts receivable (note 6)	57	2,560
Total current assets	32,709	2,600
INVESTMENT IN SHARES (note 7)	1,219,428	1,409,672
DEFERRED INCOME TAX (note 10)	17,772	2,008
OTHER ASSETS, net (note 8)	466,352	495,475
Total assets	$ 1,736,261	$ 1,909,755

Rodolfo Fernández González
Chief Executive Officer

The accompanying notes are an integral part of these financial statements.

LIABILITIES		2001		2000
CURRENT:				
Subsidiary and holding companies (note 5)	$	229	$	682,045
Income tax (note 10)		2,349		-
Other accounts payable		9,381		9,851
Total current liabilities		11,959		691,896
LONG TERM				
Deferred income tax (note 10)		391		-
Total liabilities		12,350		691,896
CONTINGENT (note 12)				
STOCKHOLDERS' EQUITY (note 9):				
Common stock		1,527,043		1,208,611
Retained earnings		893,385		664,288
Accumulated effect from holding non-monetary assets		(426,640)		(385,163)
Cumulative deferred income tax effect		(269,877)		(269,877)
Total stockholders' equity		1,723,911		1,217,859
Total liabilities and stockholders' equity	$	1,736,261	$	1,909,755

Heliodoro Ramírez Torres
Chief Finance and Control Officer

PISTONES INDUSTRIALES, S. A. DE C. V.

Income Statements

Years ended December 31, 2001 and 2000

(Thousand of Mexican pesos of constant purchasing power as of December 31, 2001)

	2001	2000
Sharing in the results of subsidiaries (note 7)	$ 252,832	$ 321,897
Administration expenses	4,144	1,018
Operating income	248,688	320,879
Comprehensive financing result:		
Interest earned	(369)	(736)
Interest payable (note 5)	48,114	15,902
Foreign exchange fluctuation	(32)	(3,312)
Monetary position result	(11,381)	(7,131)
Comprehensive financing result, net	36,332	4,723
Other income, net	5,006	8
Income before income tax	217,362	316,164
Income tax (note 10)	(11,735)	(1,999)
Net income	$ 229,097	$ 318,163
Earning per share (pesos) (note 11)	$ 0.21	$ 0.36

The accompanying notes are an integral part of these financial statements.

PISTONES INDUSTRIALES, S. A. DE C. V.

Statements of Changes in Financial Position

Years ended December 31, 2001 and 2000

(Thousand of Mexican pesos of constant purchasing power as of December 31. 2001)

	2001	2000

PISTONES INDUSTRIALES, S.

Statements of Changes in Stockhol

Years ended December 31, 2001

(Thousand of Mexican pesos of constant purchasing p

	Common stock	R e
BALANCES AS OF DECEMBER 31, 1999	$ 1,287,554	$
Dividends paid (note 9c)	-	
Decrease in common stock	(78,943)	
Comprehensive result		
BALANCES AS OF DECEMBER 31, 2000	1,208,611	
Increase in common stock (note 9b)	318,432	
Comprehensive result	-	
BALANCES AS OF DECEMBER 31, 2001	$ 1,527,043	$

The accompanying notes are an integral part of these financial statements.

PISTONES INDUSTRIALES, S. A. DE C. V.

Notes to the Financial Statements

(Thousand of Mexican pesos of constant purchasing power as of December 31, 2001)

(1) Business Activity and Outstanding Operations

Pistones Industriales, S.A. de .C.V (PINSA) is a subsidiary company of Grupo Industrial Saltillo, S.A. de C.V. (GISSA), whose objective is to share in the capital of all types of companies. PINSA is the majority stockholder of several Construction Division subsidiaries, engaged mainly in manufacturing and marketing ceramic coating, bathroom fixtures and water heaters. The Company does not have its own personnel, so the administration services are provided by a subsidiary.

At the general extraordinary stockholders' meeting held on November 6, 2001, the stockholders agreed on the merger of Pistones Industriales, S.A. de C.V. as merged company with Manufacturas Vitromex, S.A. de C.V. as merging company. The merger will be effective after January 1, 2002.

(2) Summary of Significant Accounting Policies

The accounting policies and practices followed by the Company in the preparation of the financial statements are described below:

a) Presentation and disclosure bases
The accompanying financial statements include the recognition of the effects of inflation on the financial information and are expressed in pesos of constant purchasing power of the most recent financial statement presented.

The most significant National Consumer Price Indexes (NCPI) used for effects of recognizing inflation were:

	NCPI	% Inflation
December 31, 2001	351.418	4.40%
December 31, 2000	336.596	8.95%
December 31, 1999	308.919	12.32%

For disclosure purposes in the notes to the financial statements, when referring to pesos "$" it means Mexican pesos, and when referring to dollars it means United States dollars.

b) Cash
It is represented by cash in checking accounts.

PISTONES INDUSTRIALES, S. A. DE C. V.

Notes to the Financial Statements

(Thousand of Mexican pesos of constant purchasing power as of December 31, 2001)

c) Investment in shares
The investments in shares of subsidiaries are valued with the equity method.

d) Other assets
The other assets include mainly the investment in trademarks and patents, which derive from the acquisition of Grupo Calorex. This investment is updated based on the NCPI. The amortization will be calculated with the straight-line method, based on the updated value, in a 40-year period.

e) Excess cost of the shares of subsidiaries over the book value
This is updated based on the NCPI and the amortization is calculated with the straight-line method based on the updated value, in a 20-year period.

f) Comprehensive financing result (CFR)
CFR includes interests, exchange differences and the monetary effect.

Foreign currency transactions are recorded at the exchange rate prevailing at the date of their execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in force at the balance sheet date. Exchange differences arising from assets or liabilities contracted in foreign currency are recognized in the results of the year.

The monetary effect is determined by multiplying the difference between monetary assets and liabilities at the beginning of each month by inflation factors, including deferred taxes, through year-end. The aggregate of these results represents the monetary gain or loss for the year arising from inflation, wich is reported in operations for the year.

g) Restatament of common stock and other stockholders' equity accounts
Common stock and retained earnings have been updated by using NCPI factors from the dates the amounts were contributed or generated until end of the period. These amounts represent the reserve required to maintain the stockholders' investments at constant values and are presented together with historical values.

h) Accumulated effect from holding non-monetary assets
This represents the change in the specific level of the value of the non-monetary assets related to the value of the NCPI.

i) Comprehensive result
The comprehensive result represents the net income or net loss of the period, plus the effect in such period of those items reported directly in stockholders' equity, not constituting capital contributions, reductions or distributions.

PISTONES INDUSTRIALES, S. A. DE C. V.

Notes to the Financial Statements

(Thousand of Mexican pesos of constant purchasing power as of December 31, 2001)

j) Cumulative effect of deferred IT

This represents the effect of recognizing the cumulative deferred taxes as of the date the related Bulletin was adopted.

k) Income Tax (IT) and Business Assets Tax (BAT)

IT is accounted for under the asset and liability method, which compares the book and tax values. Deferred taxes (assets and liabilities) are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit (AT) carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred taxes of a change in tax rate is recognized in results in the period that includes the enactment date.

l) Use of estimates

The preparation of financial statement in conformity with the MEX GAAP, requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

m) Reclassifications

The 2000 financial statements, include certain reclassifications, to conform them to the classifications used in 2001.

(3) Accounting changes

Effective January 1, 2001, the Company adopted the guidelines of Bulletin B-4 "Comprehensive Income" that requires the determination and presentation of comprehensive income in one line item in the statement of changes in stockholders' equity and footnote disclosure of its components. Comprehensive income or loss is defined as the net income or loss for the period, plus any other changes reflected directly in equity, excluding capital contributions, reductions and other distributions.

The financial statements as of December 31, 2001 were restated for comparison purposes to present the adoption of this Bulletin. The initial adoption of this Bulletin had no impact on the financial position or the result of operations, since it refers to changes in presentation or additional disclosures in the financial statements.

PISTONES INDUSTRIALES, S. A. DE C. V.

Notes to the Financial Statements

(Thousand of Mexican pesos of constant purchasing power as of December 31, 2001)

(4) Foreign Currency Position and Exchange Rate

The U.S. dollar equivalents of foreign currency assets and liabilities as of December 31, 2001 and 2000 is as follows:

	Thousand dollars	
	2001	2000
Current assets	3	2

The U.S. dollar exchange rates as of December 31, 2001 and 2000 were $9.14 and $9.59, respectively. As of the auditors' report date, it was $9.15.

The foreign currency transactions, excluding imports and exports of machinery for the years ended December 31, 2001 and 2000 are summarized below:

	Thousand dollars	
	2001	2000
Interests	-	32

(5) Subsidiary and Holding Company Transactions and Balances

The transactions with the holding and subsidiary companies are analyzed as follows:

	2001	2000
Dividends received	$ -	$ 422,027
Other sales	55,442	-
Interests received	356	280
Dividends paid	-	(230,710)
Purchases	2,664	(233)
Interests paid	46,309	-

PISTONES INDUSTRIALES, S. A. DE C. V.

Notes to the Financial Statements

(Thousand of Mexican pesos of constant purchasing power as of December 31, 2001)

The subsidiary and holding company balances are analyzed as follows:

		2001		2000
Receivable:				
Grupo Industrial Saltillo, S.A. de C.V.	$	15,240	$	-
Grupo Calorex, S.A. de C.V.		13,599		-
Manufacturas Vitromex, S.A. de C.V.		2,648		-
Calentadores Cinsa, S.A. de C.V.		1,035		-
St.Thomas Creations Inc.		102		-
	$	32,624	$	-

		2001		2000
Payable:				
Éxito, S.A. de C.V.	$	229	$	-
Grupo Industrial Saltillo, S.A. de C.V.		-		680,268
Calentadores Cinsa, S.A. de C.V.		-		1,427
Vitromex, S.A. de C.V.		-		350
	$	229	$	682,045

The debt with Grupo Industrial Saltillo, S.A. de C.V. is denominated in Mexican currency and it accrues interest at a variable rate. The interest rate is variable based on the TIIE rate.

A significant portion of this debt was settled with resources from a capital contribution by the holding, the remainder was settled with resources from the reduction of capital of some of the subsidiaries.

(6) Other Accounts Receivable

As of December 31, 2001 and 2000, other accounts receivable are integrated as follows:

		2001		2000
Refundable income tax	$	57	$	61
Refundable value added tax		-		2,499
	$	57	$	2,560

(7) Investment in Shares

a) The investment in shares of subsidiaries is analyzed as follows:

		2001		2000
Acquisition cost	$	819,121	$	1,283,150
Share in subsidiaries		400,307		126,522
	[illegible]	[illegible]	[illegible]	[illegible]

PISTONES INDUSTRIALES, S. A. DE C. V.

Notes to the Financial Statements

(Thousand of Mexican pesos of constant purchasing power as of December 31, 2001)

b) To assess the financial position and results of the Company the consolidated financial statements must be consulted, which comply with the entity principle and are presented separately and reported by public accountant. The financial statements of Pistones Industriales, S.A. de C.V., are prepared to be used by the General Stockholders' Meeting of the Company and for other legal purposes.

The most relevant figures of the consolidated balance sheet and consolidated income statement figures are shown below:

		2001		2000
Current assets	$	1,881,829	$	1,455,553
Property, machinery and equipment		1,444,658		1,414,478
Other assets		456,355		694,060
Total assets	$	3,782,842	$	3,564,091
Current liabilities	$	909,837	$	1,525,141
Long-term liabilities		1,149,094		821,091
Total liabilities	$	2,058,931	$	2,346,232
Stockholders' equity	$	1,723,911	$	1,217,859
Total liabilities and stockholders' equity	$	3,782,842	$	3,564,091

		2001		2000
Income statements:				
Net sales	$	3,143,977	$	2,730,349
Operating income		495,509		519,644
Consolidated net income		229,063		318,140
Minority interest		34		23
Net majority income	$	229,097	$	318,163

PISTONES INDUSTRIALES, S. A. DE C. V.

Notes to the Financial Statements

(Thousand of Mexican pesos of constant purchasing power as of December 31, 2001)

(8) Other Assets

	2001	2000
Trademarks and patents	$ 95,472	$ 95,472
Excess cost of subsidiary shares over the book value	400,003	400,003
	495,475	495,475
Less accumulated amortization	29,123	-
	$ 466,352	$ 495,475

(9) Stockholders' Equity

a) Stockholders' equity update

	Historical balance	Update	Updated balance
2001			
Common stock	$ 1,120,802	$ 406,241	$ 1,527,043
Retained earnings	694,445	198,940	893,385
Accumulated effect from holding non-monetary assets	-	(426,640)	(426,640)
Cumulative deferred income tax effect	(237,268)	(32,609)	(269,877)
	$ 1,577,979	$ 145,932	$ 1,723,911
2000			
Common stock	$ 810,802	$ 397,809	$ 1,208,611
Retained earnings	465,348	198,940	664,288
Accumulated effect from holding non-monetary assets	-	(385,163)	(385,163)
Cumulative deferred income tax effect	(237,268)	(32,609)	(269,877)
	$ 1,038,882	$ 178,977	$ 1,217,859

PISTONES INDUSTRIALES, S. A. DE C. V.

Notes to the Financial Statements

(Thousand of Mexican pesos of constant purchasing power as of December 31, 2001)

b) Common stock

In April 2001, at a General Extraordinary Meeting, the stockholders agreed to increase the variable portion of common stock by $318,432 ($310,000 nominal).

In April 2000, at a General Extraordinary Meeting, the stockholders agreed to decrease the variable portion of common stock by $78,943 ($71,755 nominal).

Common stock is represented by 1,121,257 (thousand) common nominative shares, with a par value of one peso each one and is divided into fixed and variable capitals. The fixed capital is $100 (nominal value) and the variable capital is $1,121,257 (nominal value).

The updated amount, on tax bases, of the contributions made by the stockholders, could be refunded without payment of taxes. Any refund in excess of the tax amounts will be subject to payment of taxes according to the Income Tax Law.

c) Retained earnings

In April and June 2000, at a General Extraordinary Meeting, the stockholders declared the payment of dividends for $226,134 ($205,545 nominal) and $4,

576 ($4,200 nominal), respectively, charged to the retained earnings account, which were paid on the same dates. The dividends per share were $.2333 and $.0047 respectively.

Earnings of the period are subject to a 5% separation to constitute the legal reserve, until such reaches one fifth of common stock. This reserve is not susceptible to distribution to the stockholders during the existence of the Company, except as dividends in shares. The legal reserve as of December 31, 2001 amounts to $32,657.

Earnings of subsidiaries, recognized with the equity method, cannot be distributed to the stockholders, until the holding company receives them as dividends.

Earnings distributed as dividends in excess of taxable income, will be subject to payment of tax according to the Income Tax Law establishes, therefore, if applicable, only 65% could be distributed to the stockholders.

(10) Income Tax (IT) and Business Assets Tax (BAT)

According to The Tax Law in force, companies must pay the greatest of IT or BAT. Both taxes recognize the effects of inflation although differently from the generally accepted accounting principles.

PISTONES INDUSTRIALES, S. A. DE C. V.

Notes to the Financial Statements

(Thousand of Mexican pesos of constant purchasing power as of December 31, 2001)

The tax benefits attributable to 2001 and 2000 were $11,735 and $1,999 respectively and are distributed as follows:

	2001	2000
IT expense:		
On tax basis	$ 2,740	$ -
Deferred	(14,475)	(1,999)
Total IT expense	$ (11,735)	$ (1,999)

The income tax expense attributable to continuous operating income was different than the one that would result of applying a 35% IT rate to continuous operating income, as a result of the items mentioned below.

	2001	2000
Expected rate based on results before taxes	35%	35%
Less:		
Decrease in tax rate resulting from:		
Equity method in subsidiaries	(40%)	(36%)
Effective rate	(5%)	(1%)

The tax effects of the temporary differences that originate significant portions of the deferred tax assets and liabilities as of December 31, 2001 and 2000 are listed below:

	December 2001	December 2000
Deferred assets:		
Tax losses carryforward	$ -	$ 5,212
Other liabilities	17,772	-
Total deferred assets	17,772	5,212
Deferred liabilities - Other assets	-	3,204
Total deferred income tax assets	$ 17,772	$ 2,008

PISTONES INDUSTRIALES, S. A. DE C. V.

Notes to the Financial Statements

(Thousand of Mexican pesos of constant purchasing power as of December 31, 2001)

The deferred IT rollforward for the year ended December 31, 2001 is presented below:

Deferred IT effect as of December 31, 2000	$	2,008
IT effect on:		
Results		14,475
Stockholders' equity		1,289
Deferred income tax as of December 31, 2001	$	17,772

According to the IT law, it is possible to amortize the tax loss of a period, updated by inflation, against the taxable income of the immediately following ten years.

There is an option to defer the payment of a portion of IT if the earnings are reinvested. Based on this provision, the Company will pay the equivalent of 30% of taxable income and the remainder will be paid if retained earnings are distributed. The Company has provided for Income Tax liabilities by using a 35% rate.

Beginning in 2003, the 35% tax rate will gradually be reduced by 1% per year until it reaches 32% in 2005. Additionally, beginning in 2002, the regimen of deferring income tax until the payment date of the dividends when earnings are reinvested is repeal, establishing a transition period for the taxpayers who elected to defer the payment of tax and who pay the dividends from the reinvested net taxable income account balance constituted before 2002, having to pay the applicable deferred tax using the 3% or 5% rate, based on the year the earnings were generated be it 1999, 2000 or 2001.

(11) Earnings per Share

Basic earnings per share are calculated by dividing the majority net income by the average number of common shares in circulation during the year.

The weighted averages of shares for the calculations were 1,090,640 and 871,448 in 2001 and 2000, respectively.

(12) Commitments and Contingencies

Collateral granted

a) Collateral granted to Manufacturas Vitromex, S.A. de C.V., for revolving credit in favor of Comerica Bank whose outstanding balance as of December 31, 2001 amounts to 5,000,000 U.S. dollars and maturity of July 1, 2003.

PISTONES INDUSTRIALES, S. A. DE C. V.

Notes to the Financial Statements

(Thousand of Mexican pesos of constant purchasing power as of December 31, 2001)

b) Collateral granted to Grupo Industrial Saltillo, S.A. de C.V., along with nine other subsidiaries, for a long-term syndicated bank credit in favor of several banks whose outstanding balance as of December 31, 2001 amounts to 82,352,000 U.S. dollars. This credit was prepaid in full on January 22, 2002.

c) Collateral granted to Manufacturas Vitromex, S.A. de C.V., for a long-term bank credit in favor of Comerica Bank whose outstanding balance as of December 31, 2001 amounts to 15,000,000 U.S. dollars and maturity of December 13, 2007.

d) Collateral granted to Grupo Industrial Saltillo, S.A. de C.V., along with fourteen other subsidiaries, for a long-term syndicated bank credit in favor of several banks whose outstanding balance as of December 31, 2001 amounts to 85,000,000 U.S. dollars and maturity of on April 2, 2006.

GRUPO INDUSTRIAL SALTILLO

Company's name: Grupo Industrial Saltillo, S.A. de C.V.

Company's Address: Chiapas 375 pte., Col. República, CP 25280
Saltillo, Coahuila

Series B Registered Common Shares. Listed in the Bolsa Mexicana de Valores, S.A. de C.V. (the "BMV") in the Issuer and Intermediation Section.

Quotation Board Code: GISSA B

The shares of stock of Grupo Industrial Saltillo, S.A. de C.V., are registered in the Securities Section of the National Securities and Intermediaries Register [**Registro Nacional de Valores e Intermediarios**] (the "Securities Register") and are listed in the BMV.

The Registration in the Securities Register does not imply any certification as to the profitability of the securities or the issuer's solvency.

Annual Report filed pursuant to Circular 11-33 of the National Banking and Securities Commission [**Comisión Nacional Bancaria y de Valores**] (the "CNBV")

For the year ended on December 31st 2001

TABLE OF CONTENTS

I. General Information

1.1 Executive Summary

Grupo Industrial Saltillo, S.A. de C.V. ("GIS" or "the Company"), is a Mexican Holding Company [**Controladora Mexicana**] with three business divisions: the Metal and Mechanical Division, the Construction Products Division and the Home Appliances Division.

The three Group divisions participate in the most dynamic sectors (the automotive, construction material and home appliances sectors) of the economy. The Company's main plants are located in the City of Saltillo, State of Coahuila; San José Iturbide, State of Guanajuato, and Mexico City. In the forthcoming months, a new ceramic coating plant will start operations in San Luis Potosí.

The Company started its operations in 1928.

The Company's 2001 fiscal year consolidated sales aggregated 6,747 million Mexican Pesos ("Peso," "Pesos" or "Ps."), a 11% reduction over 2000 in real terms.

This decrease in the Company's revenues is mainly due to Mexico's and the United States' weak economy in the year and to the fact that the Peso's revaluation *vis-à-vis* the Dollar caused the selling prices of our exports to drop in actual terms; this situation affected 43% of the Company's operations.

GIS's 2001 fiscal year operating profit plus depreciation (EBITDA) aggregated 1,404 million Pesos, a 5%

reduction over 2000 in real terms. The operating cash flow reduction was due to the Peso's strength *vis-à-vis* the Dollar and the drop in the sales of our gray iron casting (25%) and the Home Division products.

GIS's operating margin (EBITDA/SALES) was 20.8%.

The 2001 fiscal year net profits aggregated 434 million Pesos (6.4% of sales). The Company's total assets as of December 31st, 2001, aggregated 7,962 million Pesos.

GIS's balance sheet as of year end still shows the financial soundness that has distinguished it in the past years; thus, the bank debt/total capitalization ratio was 30% and interest coverage was 8 times.

The Company's shares of stock are listed in the Bolsa Mexicana de Valores since 1976; in 2001, the shares' performance was negative, as their price dropped 8% throughout the year.

Since late 1999, GIS's stock is a part of the Index of the BMV ("IPC") due to its good marketability.

In the 2001 fiscal year the Metal and Mechanical Division accounted for 37% of the Group's consolidated sales; this Division mainly handles the casting of gray iron and aluminum automotive parts as monoblocks and heads for the gasoline- and diesel-powered engine segments.

Its main subsidiaries are Manufacturas Cifunsa, S.A. de C.V., Cifunsa Diesel, S.A. de C.V., and Castech, S.A. de C.V. (a 50/50 GIS and Hydro Aluminium Holding Deutschland GmbH from

Germany, joint venture). The customers of this Division are the most important companies in the industry (Daimler Chrysler, General Motors, Ford Motor Co., Volkswagen de Mexico, John Deere Inc., Detroit Diesel Corp. and Cummins Corp.).

Besides the automotive part manufacturing operations, other subsidiaries of this Division make malleable iron pipe couplings and capital goods for the automotive cast iron industry and plastic injection industry.

In market share terms, the gray cast iron operations for monoblocks and heads occupy the second place in the NAFTA; the installed production capacity is the largest worldwide for independent cast iron operations.

The Construction Products Division engages in making ceramic coating for floors and walls, water heaters, bathroom fixtures and brushes.

The Division's total sales accounted for 49% of the Company's total consolidated revenues; outstanding in this Division are the operations of its subsidiary, Manufacturas Vitromex, S.A. de C.V. ("Vitromex"), a leading manufacturer and distributor of a wide variety of ceramic floors and walls and bathroom fixtures; Vitromex is the second largest manufacturer of both products in Mexico.

In the past three years, Vitromex's sales have grown significantly (27% in 1999, 18% in 2000 and 5% in 2001); this has caused a major growth for the Company in terms of

investments: in the past four years, two new ceramic floor and wall manufacturing facilities were put in operation in San José Iturbide, Guanajuato. A new plant will start operations in the forthcoming months in San Luis Potosí.

In December 2000, this Division acquired Grupo Calorex, S. de R.L. de C.V. ("Calorex"), a water heater manufacturer and marketer, from American Standard International Inc.; Calorex joined the already existing water heater business (Calentadores Cinsa, S.A. de C.V.), which GIS has run for over 20 years.

These two companies make GIS the largest water heater manufacturer in Mexico and the fifth largest water heater manufacturer in the NAFTA region.

Vitromex markets its bathroom fixture in the United States of America ("the USA") through its subsidiary, St. Thomas Creations Inc.; bathroom fixture exports accounted for 35% of the total sales of this business in 2001.

Other subsidiaries of the Construction Products Division are Exito, S.A. de C.V., and Cerамérica, S.A. de C.V.

The Home Appliances Division, made up by Cinsa, S.A. de C.V. ("Cinsa"), and Cerámica Santa Anita, S.A. de C.V. ("Cersa"), serves the tableware and kitchenware business. The Division's revenues accounted for 14% of GIS's consolidated net sales.

Cinsa, which is the origin of GIS, is the leading manufacturer of porcelainized steel products in Mexico; 15% of its sales are exports, mainly to the USA

Cersa makes tableware such as enamel dinner sets and has consolidated in Mexico as the major manufacturer of goods for the home and institutional markets.

GIS is made up by a dynamic business portfolio and is a leader in the domestic market, with top-notch world technology, which has constantly invested, with a low level of indebtedness and with operating margins that make it the most profitable industrial conglomerate in Mexico.

If you have any question regarding the information in this summary, please contact Héctor Zamorano Montelongo, Corporate Finance and Treasury Director, (8) 411-1041 and (8) 411-1011, e-mail: zamorano@gis.com.mx., or Oscar Regalado Ortega, Financial and Tax Analysis Director, (8) 411-1061, e-mail oregalado@gis.com.mx.

1.2 Risk Factors

Economic and Political Factors.

The value of the Company's stock may be affected by inflation, interest rates, the prices of certain supplies such as steel, gas, copper, in addition to the exchange rate, taxes, tariffs and/or import and export duties, riots and other political, economic and international factors involving Mexico; we therefore cannot provide assurances that these factors will not in the future affect the Company's operations, operating results, financial condition or projects or else the performance of the stock market in Mexico.

Automotive Industry.

The International Automotive Industry has experienced a cyclical behavior over the years, which depends on the macroeconomic conditions of other countries and on the economic conditions of Mexico. In the past, this has caused that the economic rescission in high automobile consuming countries, such as the USA, lead to significant reductions in the demand, and therefore, in international production. We cannot provide assurances that in the future no similar conditions will occur that will either increase or decrease the demand for automotive parts made by the Company, and therefore affect the Company's operations, operating results, financial condition or projects.

NAFTA Impact.

Before the North American Free Trade Agreement (the "NAFTA") was approved, Mexican legislation obligated the Terminal Industry to buy at least 36% of the domestic value added of vehicles from domestic suppliers and domestic makers of automotive parts. After the NAFTA approval, said percentage was reduced to 34%; since 1999, it has been dropping at the rate of one percentage point per year; right now such percentage aggregates 30% and by the year 2003 it will be 29%; this obligation will be eliminated from 2004 onward. The domestic Terminal Industry is subject to certain restrictions in its trade balance in the line of automobile and automotive part imports. Right now, said industry must maintain an export/import ratio of

US$0.577/US$1.00, in 2003 of US$0.55, so that by 2004 this obligation will be eliminated. From January 1st, 2003 onward, all imports for the automotive industry will be duty-free in the United States, Canada and Mexico. In order for the products of the automotive industry to be able to receive this preferential tariff rate treatment, such products must comply with the rule of origin which presently calls for a 62.5% regional content of the net cost of passenger vehicles, light trucks, engines and transmissions for such vehicles, and to 60% of the net cost of other vehicles and automotive parts.

The Company believes that this and other changes might result in a greater demand for automotive parts among the Terminal Industry of the Unites States of America, Mexico and Canada, in the next few years. However, the elimination by 2004 of the domestic value added and trade balance requirements, notwithstanding that the rule of origin lock will remain, may imply a stiffer competition due to a likely increase in autopart imports into Mexico.

Replacement of Materials.

The automotive regulations and the pressure for greater fuel performance in automobiles have led to the replacement, in some engines, of the monoblock material from gray iron for aluminum or some other material. GIS has decided to explore the aluminum monoblock manufacture and is developing technologies with other potential substitute materials of gray iron and

exploring segments where no such replacement is expected. However, we cannot give assurances as to when and to what extent the replacement of materials will have an impact in the automotive industry or the Company.

Reliance on Certain Customers.

The worldwide automotive sector has been characterized by the concentration on few internationally competitive assembly companies: the Company has been selected as a supplier of renown by said assembly companies, which thoroughly cover the North American market, principally. For the Company, this implies certain risks because it concentrates its operations on that geographical area and is exposed to the cycles of said area's automotive industry. The main customers in this sector jointly account for 27% of the Company's consolidated sales.

The Company has a wide variety of customers in the construction sector, in which the largest customer accounts for close to 1% of GIS's consolidated sales.

Main Suppliers.

The Company's main suppliers are mainly Mexican companies such as the Federal Electric Power Commission [**Comisión Federal de Electricidad**], Petróleos Mexicanos, Hylsa, CartonPack, S.A. de C.V., Gas Natural de México, S.A. de C.V., among others, and some international suppliers such as ABC Coke and Delta Resins and Refractories, mainly. The largest supplier accounts for around 5% of the Company's purchases; however, the Company

believes that it does not significantly rely on certain suppliers.

Ecological Regulations.

The Company's operations in Mexico are subject to ecological balance and environmental protection laws and other federal and local statutes, including the regulations on environmental impact, hazardous waste, the prevention and control of water pollution and the prevention and control of air pollution. The General Ecological Balance and Environmental Protection Law [**Ley General del Equilibrio Ecológico y la Protección al Ambiente**] is the most recent and major law in the field of environmental control in Mexico. The Ministry of the Environment and Natural Resources [**Secretaría del Medio Ambiente y Recursos Naturales**] is charged with applying said Law; the Federal Environmental Protection Agency [**Procuraduría Federal de Protección al Ambiente**] has the authority to apply administrative and criminal penalties and even to shut down any facilities that violate the applicable environmental control statutes.

The current Mexican law imposes cleanup obligations on companies. Should the Company ever be declared liable for any damages to the environment or violations of the applicable environmental legislation, it might incur cleanup obligations or be the subject of criminal or administrative penalties, including the temporary or permanent shut down of its facilities. The Company believes that all of its facilities and properties comply

with the laws and other applicable environmental provisions in Mexico and, therefore, has not created any reserve for any potential environmental liabilities. However, it may turn out that in the future its operations will be subject to more stringent federal or state environmental laws and regulations, or that in the future it may be subject to additional obligations as a result of the interpretation or application of such environmental laws and regulations. Mexican ecological balance and environmental protection laws have become more stringent in the past few years and a similar trend is expected in the years ahead as a result, among other things, of the parallel agreements executed with the USA and Canada under the NAFTA.

Future changes are likely to be made to ecological balance and environmental protection laws and other statutes of Mexico, and commitments may be assumed with institutions from which the Company borrows. This would cause the Company to make new adjustments to its equipment and control mechanisms, which will call for new investments.

II. The Company

2.1 Issuer's History and Development

GIS is a business conglomerate made up by three operating Divisions: i) the Metal and Mechanical Division, engaged in making automotive engine parts of gray iron (for gasoline- and diesel-powered engines) and aluminum (for gasoline-powered engines); ii) the Construction Products Division, which

runs four main business units (the manufacture of ceramic coatings, the manufacture of water heaters, the production of bathroom fixtures and the marketing of fluid carrying couplings and piping); and iii) the Home Appliances Division, which offers a wide variety of tableware and kitchenware.

GIS was formed in 1928 in the City of Saltillo, State of Coahuila, as a kitchen appliances manufacturer and distributor. GIS is now a holding company.

The Company was incorporated as Valores Internacionales de México, S.A. de C.V., on December 21, 1966, and changed its name to Grupo Industrial Saltillo, S.A., on July 22, 1975; on January 29, 1985, it became a variable capital stock corporation [**sociedad anónima de capital variable**]; its main corporate purpose is to subscribe to, acquire and dispose of stocks and equity interests under any legal title.

GIS has its registered office in the City of Saltillo, State of Coahuila, and the address of its main offices and domicile for tax purposes is Chiapas 375 Poniente, Colonia República, Saltillo, Coahuila, C.P. 25280; telephone (844) 411-1000.

As mentioned earlier, the Company was formed in 1928 as a small maker of steel kitchen utensils. The Company's first cast iron plant was established in 1932, with a production capacity of 10,000 metric tons, in order to expand its line of products; by the end of the 30's, it duplicated its cast iron

production capacity. By 1940, the cast iron plant expanded its supply of products by including iron couplings used to carry water, gas and electricity conductors. GIS later incorporated Compañía Fundidora del Norte, S.A. ("Cifunsa"), which continued with the production of couplings and expanded its cast iron products line, some of which were used in the automotive industry.

In the 50's, using part of the technology it used to make the couplings, the Company started making water heaters. The Company experienced a major growth in this new line of business in that decade, when the Mexican construction sector expanded rapidly. In response to the strong growth in this sector, GIS created Vitromex to make bathroom fixtures and ceramic coatings and took advantage of its coupling and water heater distribution network.

The Company formally joined the automotive industry in 1964, when it started making monoblocks for the V-8 engine of Chrysler (formerly Automex, S.A.). This first experience gave it a valuable experience that it would later on capitalize to become one of the most dynamic companies in Mexico.

From 1967 to 1987, GIS ran a motorcycle making plant; notwithstanding the strong growth of this business during that period, the operation was finally divested due to its poor profitability and the high competitiveness in the market.

Since the 60's, GIS has increased its sales in each Division, with particular emphasis on the automotive business. The high growth in that period, and its related need for capital, caused the Company to offer shares in the Bolsa Mexicana de Valores in 1976.

GIS Product Line Evolution and Development Chart


Water Heaters (1950)
Calorex Acquisition (2000)
Aluminum and steel utensils (1928)
Pewter kitchenware (1932)
Couplings (1940)
Blocks for gasoline-powered engines (1964)
Blocks for diesel-powered engines (1997)
Aluminum Heads (1998)
Melamine Tableware (1960)
Bathroom fixtures (1967)
Foundry Tooling (1983)
Plastic injection molds (1998)
Stoneware dinner sets (1991)
Ceramic Coating (1970)
(1998)
(2000)
Automation Systems (1995)

*** Joint Venture with VAW AG**

More recently, the Company has rebalanced its sales portfolio through a considerable expansion of the Construction Products Division, including major increases in its ceramic coating business, such as the acquisition of Calorex. With this acquisition, the Company became the largest water heater manufacturer in Mexico and the fifth largest water heater manufacturer in the North American region.

In 1983, the Company joined the home appliance business by producing a wide variety of products, based on a joint venture with General Electric. This business remained a part of GIS

portfolio up to 1989, when it decided to withdraw its investment from this business.

In 1993, and as a result of the NAFTA, GIS decided to invest in a bathroom fixtures marketing business and acquired St. Thomas Creations, which already had a brand of renown in the USA.

Through St. Thomas Creations, the Construction Products Division exports bathroom fixtures; this operation has experienced an interesting growth. Sales through this marketing company went up from 6 million Dollars in 1993 to 27 million Dollars in fiscal year 2001.

2.2 Business Description

A) Main Activity

Sales and EBITDA per Division
(Figures for fiscal year 2001)


GIS
Sales: US$ 708 m*
EBITDA: US$ 148 m*
Metal and Mechanic
Sales: 37 %
EBITDA: 33 %
Construction
Sales: 49 %
EBITDA: 56 %
Home Appliances
Sales: 14%
EBITDA: 11 %
•Manufacturas
•Manuf Vitrome
•St Thomas
•Cinsa
•Calor
•Santa Anita
•Enasa
•Esvime x

The Metal and Mechanical Division accounts for 33% of GIS's EBITDA, has over 30 years experience in making parts for automotive engines and operates mainly through three

subsidiaries: Manufacturas Cifunsa, S.A. de C.V., Cifunsa Diesel, S.A. de C.V., and Castech, S.A. de C.V. The Division's main customers include Chrysler, General Motors, Ford, Volkswagen, Detroit Diesel, John Deere and others.

The Division makes gray iron and aluminum monoblocks and heads for these customers, for gasoline-powered and diesel-powered engines. The Company's share of the North American gasoline-powered engine market is around 17%; while its share of the diesel-powered engine gray iron casting market is 10%.

The aluminum part business started operations in the first half of 1999; its market share in the North American region is close to 5%. This business is operated through Castech, S.A. de C.V., GIS's 50%/50% joint venture with Hydro Aluminium Holding Deutschland GmbH from Germany.

These three businesses accounted for 61% of the sales of gray iron castings for gasoline-powered engines, 16% of the sales of iron parts for diesel-powered engines, and 17% of the sales of aluminum parts, of the Division's 2001 fiscal year sales.

Other related businesses include the making of tooling and automation systems through the Division's affiliates Ditemsa and Techmatec. The Division also makes malleable iron pipe couplings.

This Division is mainly oriented towards the direct and indirect export markets; all its revenues are earned in or indexed to the Dollar.

The Construction Products Division operates mainly through the following subsidiaries: Manufacturas Vitromex, S.A. de C.V., Calentadores Cinsa, S.A. de C.V., Cerамérica, S.A. de C.V., and the recently acquired Grupo Calorex, S. de R.L. de C.V.; this group of companies operates four main business units: ceramic coatings, water heaters bathroom fixtures and the marketing of fluid carrying couplings and piping, which respectively account for 49%, 23%, 17% and 6% of the Division's revenues.

The Division's share of the Mexican ceramic coating market is estimated at 22%, while its bathroom fixture market share aggregates 18%. The Division accounts for 61% of the water heater market.

This Division accounts for 49% of GIS's sales and 56% of GIS's consolidated EBITDA.

The Home Appliances Division is made up by the subsidiaries Cinsa, S.A. de C.V., Porcelanizados Enasa, S.A. de C.V., and Cerámica Santa Anita, S.A. de C.V. This Division accounts for the remaining 14% of the Company's sales and 11% of the Company's consolidated EBITDA. Cinsa and Porcelanizados Enasa are the indisputable leaders in the porcelainized steel kitchenware market, with a joint Mexican market share of 79%.

Cerámica Santa Anita accounts for around 29% of the Mexican ceramic dinner set market.

In the past three years, GIS, through its Divisions, has invested 250 million Dollars, mainly in the acquisition of Calorex (68 million Dollars), in increasing its ceramic coating business production capacity (52 million Dollars), in expanding its aluminum piece business (52 million Dollars), and in expanding and modernizing the gray iron casting plants production capacity (30 million Dollars).

B) Distribution Channels

The distribution channels vary depending on the Division.

(a) Metal and Mechanical Division.

The subsidiaries that make up this Division manufacture industrial products which are shipped and delivered directly to the warehouses of the automotive industry customers; upon receipt, they generally undergo a machining process.

(b) Construction Products Division.

The products of the subsidiaries of this Division are marketed through independent distributors located throughout the Mexican territory.

The Division has some exclusive distributors.

(c) Home Appliances Division.

The appliances made by the subsidiaries of this Division are distributed through canvassing channels and large institutional department stores.

C) Patents, Licenses, Trademarks and other Contracts.

On December 13, 2000, Pistones Industriales, S.A. de C.V., a Company subsidiary, acquired from American Standard International Inc., the rights to a patent application for a Water Heater Ignition with an Enhanced Compressed Gas Combustion Chamber.

This patent application is pending registration in Mexico and elsewhere.

The Rights Assignment Contract is being registered with the Mexican Institute of Industrial Property [**Instituto Mexicano de la Propiedad Industrial**].

The Company and its Subsidiaries own over 150 trademarks, slogans and industrial designs, duly registered in Mexico and elsewhere.

The main trademarks with which the Company and its Subsidiaries protect their products are GIS, name and logotype; HM, name and logotype; Vitromex, name and logotype; Cinsa, name and logotype; Intercuisine, name and logotype; Vitropiso, name and logotype; St. Thomas Creations, name and logotype; Calorex, name and logotype; Santa Anita, name and logotype; Axxis, name and logotype; etc.

The above mentioned trademarks are continuously renewed in order to keep them in effect.

On December 13, 2000, Pistones Industriales, S.A. de C.V., executed a Trademark License Agreement with American Standard International Inc. to allow Pistones Industriales, S.A. de C.V. to use the "American Standard" Trademark to sell Water Heaters in the USA and China.

Pistones Industriales pays a royalty of 3% on net sales. The term of this Agreement is ten years, and may be renewed for another similar period.

On December 18, 1996, Castech, S.A. de C.V., a Company Subsidiary, executed a Technical Assistance Agreement with VAW Yorkshire Foundries Limited for the transfer of technology and technical know-how related to the manufacture of monoblocks and aluminum heads for the automotive industry. The term of this Agreement is perpetual and no fees are paid for any technical assistance received.

D) Main Customers.

GIS's Metal and Mechanical Division accounts for 37% of GIS's consolidated sales; this Division also has automotive industry customers which are representative in consolidated terms:

Daimler Chrysler Corporation accounted for 11% of the Company's net consolidated revenues at 2001 fiscal year end; and

General Motors Corporation accounted for 10% of the Company's consolidated revenues at 2001 fiscal year end.

The other two Division's subsidiaries have a large number of customers, none of which has a significant importance in consolidated terms.

E) Applicable Legislation and Taxes.

According to the current tax legislation, companies must pay the higher of the Income Tax ("IT") and the Asset Tax ("AT"); both taxes recognize the effects of inflation, albeit in a fashion different from that of Generally Accepted Accounting Principles. The employees' profit sharing ("EPS") is practically computed on the same basis as the IT, without recognizing the effects of inflation.

The Company and its subsidiaries compute the IT and the AT in a consolidated fashion.

As concerns Foreign Trade, some subsidiaries are registered as highly exporting ("ALTEX") companies and are registered in the temporary importation program for export purposes ("PITEX").

The Company receives no special tax benefits and is not subject to the payment of any special tax.

F) Human Resources.

GIS has neither officers nor employees, in that is a purely holding company [**sociedad controladora pura**]. The staff of the Company's subsidiaries aggregate 11,462.

Employees	Workers	Total
2,339	9,123	11,462

Union workers belong to different unions affiliated nationwide to the Mexican Workers' Confederation [**Confederación de Trabajadores de México**] (the "CTM").

The Company has suffered but one strike in the last twenty eight years, at Cinsa and Cifunsa, which lasted 50 days; it was the result of a time of generalized labor turbulence in Mexico. After settling that conflict and in part due to new models to diagnose the Company's labor environment and to programs directed at training and educating the staff, the Company enjoys a peaceful and highly productive labor environment. Wages are reviewed each year and fringe benefits and other clauses are reviewed every two years under the collective bargaining agreements.

The Company's yearly employee turnover at the end of 2001 was 37.3% for union workers and 6.6% for employees.

The cost of labor in Mexico is not critical but this factor helps the Company to have lower manufacturing costs of its products as compared with the Company's overseas competitors.

The Company's corporate policy is to give a high priority to the creation and maintenance of a favorable and positive organizational climate, which makes it easier for the

personnel to work together to achieve high levels of satisfaction and commitment.

The safety of the Company's personnel is a priority in all of its operations; for this purpose, the Company has created Joint Safety and Hygiene Commissions. In addition, the Company puts a special emphasis on technical training and education, for which purpose it has special facilities and highly qualified personnel to train personnel in the technology processes of GIS's various subsidiaries.

In addition to the benefits common of the industry such as savings plans and educational programs, the Company has, for its workers, variable compensation plans and productivity bonus plans. The Company has also implemented life insurance, major medical insurance and, in some of its subsidiaries, pension plans for its personnel.

G) Market Information

The main products made by GIS's subsidiaries have a leading market share, according to the market research studies made by the Company.

MARKET SHARE

DIVISION	PRODUCT	% SHARE	RANK
METAL AND MECHANICAL	IRON MONOBLOCKS AND HEADS (GASOLINE)	17% (NAFTA)	2
	IRON MONOBLOCKS AND HEADS (DIESEL)	10% (NAFTA)	2
CONSTRUCTION PRODUCTS	CERAMIC FLOOR AND WALLS, WATER HEATERS AND BATHROOM FIXTURES	22% (MEXICO)	2
		61% (MEXICO)	1

		18% (MEXICO)	2
HOME APPLIANCES	KITCHENWARE	71% (MEXICO)	1
	TABLEWARE	29% (MEXICO)	1

The main competitors of the Metal and Mechanical Division operations are the foundries owned by auto and truck makers.

The main competitors in the ceramic coatings business of the Construction Products Division are Porcelanite (with an estimated 36% market share), Lamosa (11%) and Interceramic (13%).

The main competitors of the bathroom fixture business are Ideal Standard (a 22% market share), Lamosa (17%) and Orion (8%).

The competitors of the Home Appliances Division are small regional manufacturers that do not constitute a threat.

H) Financial Information by Line of Business, Geographical Zone and Export Sales

The following are the domestic and export sales per Division:

Sales per Division

	1999	2000	2001
Domestic			
Metal and Mechanical	299	257	0
Construction Products	2,265	2,562	2,985
Home Appliances	960	980	844
	3,524	3,799	3,830
	1999	**2000**	**2001**
Exports			
Metal and			

Mechanical	3,413	3,297	2,481
Construction Products	364	352	349
Home Appliances	157	141	87
	3,934	3,790	2,917

*Figures stated in millions of constant Pesos as of December 2001

I) Corporate Structure

These are the main companies that form the Company's corporate structure:


GRUPO INDUSTRIAL SALTILLO
99.99%
Seprosa
99.99%
Cifunsa
99.99%
Manufacturas Cifunsa
99.99%
Cifunsa Diesel
50.001 %
Castech
99.99%
Ditemsa
99.99%
Ind. Automotriz Cifunsa
99.99%
Cerámica Santa Anita
99.99%
Exito
99.99%
Pinsa
99.99%
Calentadores Cinsa
99.99%
Vitromex
99.99%
Manufacturas Vitromex
99.99%
Cerámerica
99.99%
Grupo Calorex
99.99%
Fluida
100%
GIS Holding
100%
St. Thomas Creations
100%
Vitromex USA
100%
Cinsa Intn'l
99.99%
Asgis
99.99%
Porcelanizados Enasa

Servicios de Producción Saltillo, S.A. de C.V.

The original name was Conexiones H.M., S.A. de C.V. It was incorporated on June 22, 1988. As of this date, its capital stock aggregates Ps.1,069,731,903, represented by 1,069,731,903 common registered shares, each having a par value of Ps.1, of which the Company owns 1,069,731,902 shares; that is, 99.99% of the shares.

Corporate Purpose: To subscribe to, acquire and dispose of, under any legal title, shares and partnership interests of other companies (a pure holding company).

Cifunsa, S.A. de C.V.

Its original name was Compañía Fundidora del Norte, S.A. It was incorporated on July 22, 1955. As of this date, its capital stock aggregates Ps.1,000,000 represented by 1,000,000 common registered shares, each having a par value of Ps.1, of which Servicios de Producción Saltillo, S.A. de CV., owns 999,999 shares; that is, 99.99% of the shares.

Corporate Purpose: To provide and receive advisory services and technical know-how in relation to the production of

non-ferrous metals, especially gray iron monoblocks for gasoline- and diesel-powered engines.

Manufacturas Cifunsa, S.A. de C.V.

It was incorporated on February 19, 1998, as a result of a spin-off. As of this date, its capital stock aggregates Ps.565,342,035, represented by 565,342,035 common registered shares, each having a par value of Ps.1, of which Servicios de Producción Saltillo, S.A. de C.V., owns 565,342,034 shares; that is, 99.99% of the shares.

Corporate Purpose: To make, manufacture, import, export, purchase, sell, distribute and market ferrous and non-ferrous metals, especially iron gray monoblocks for gasoline- and diesel-powered engines.

Cifunsa Diesel, S.A. de C.V.

Its original name was Hierro Maleable de México, S.A. It was incorporated on May 13, 1940. As of this date, its capital stock aggregates Ps.189,443,025, represented by 189,443,025 common registered shares, each having a par value of Ps.1, of which Servicios de Producción Saltillo, S.A. de C.V., owns 189,443,024 shares; that is, 99.99% of the shares.

Corporate Purpose: To make, manufacture, import, export, purchase, sell, distribute and market ferrous and non-ferrous metals, especially iron gray monoblocks for diesel-powered engines.

Castech, S.A. de C.V.

It was incorporated on November 22, 1996. As of this date, its capital stock aggregates Ps.295,932,598, represented by 295,932,598 common registered shares, each having a par value of Ps.1, of which Servicios de Producción Saltillo, S.A. de C.V., owns 147,970,199 shares; that is, 50.001% of the shares.

Corporate Purpose: To make, manufacture, import, export, buy, sell, distribute and market all kinds of aluminum automotive castings, principally monoblocks and heads for automotive engines.

Techmatec, S.A. de C.V.

It was incorporated on July 26, 1995. As of this date, its capital stock aggregates Ps.11,000,000, represented by 11,000,000 common registered shares, each having a par value of Ps.1, of which Servicios de Producción Saltillo, S.A. de C.V., owns 10,999,999 shares; that is, 99.99% of the shares.

Corporate Purpose: To make, manufacture, import, export, buy, sell, distribute and market robotic equipment and machinery and any other product, component, part and industrial accessory for the same.

Ditemsa, S.A. de C.V.

It was incorporated on December 3, 1979. As of this date, its capital stock aggregates Ps.131,538,015, represented by 131,538,015 common registered shares, each having a par value of Ps.1, of which Servicios de Producción Saltillo, S.A. de C.V., owns 131,538,014 shares; that is, 99.99% of the shares.

Corporate Purpose: To make, manufacture, import, export, buy, sell, distribute and market all kinds of cast iron molds, models, dice and matrices as well as parts, fixtures and additaments for the plastic industry.

Industria Automotriz Cifunsa, S.A. de C.V.

It was incorporated on November 14, 2001. As of this date, its capital stock aggregates Ps.296,733,010.00 represented by 296,733,010 common registered shares, each having a par value of Ps.1; Servicio de Producción Saltillo, S.A. de C.V., owns 296,733,009 shares, that is, 99.99% of the shares.

Corporate Purpose: This is a holding company that subscribes to, buys and disposes of other companies' shares and equity interests of other companies under any legal title.

Pistones Industriales, S.A. de C.V.

It was incorporated on October 17, 1979. As of this date, its capital stock aggregates Ps.1,121,307,030, represented by 1,121,307,030 common registered shares, each having a par value of Ps.1, of which the Company owns 1,121,307,029 shares; that is, 99.99% of the shares.

Corporate Purpose: To subscribe to, acquire and dispose of, under any legal title, shares and partnership interests of other companies (a pure holding company).

Vitromex, S.A. de C.V.

Originally incorporated as Cerámica Vitromex, S.A., on August 3, 1966. As of this date, its capital stock aggregates

Ps.14,155,821, represented by 14,155,821 common registered shares, each having a par value of Ps.1, of which Pistones Industriales, S.A. de C.V., owns 14,155,819 shares; that is, 99.99% of the shares.

Corporate Purpose: To provide and receive construction industry-related advisory services and technical know-how.

Manufacturas Vitromex, S.A. de C.V.

It was incorporated on February 19, 1998, as a result of a spin-off. As of this date, its capital stock aggregates Ps.159,385,352, represented by 159,385,352 common registered shares, each having a par value of Ps.1, of which Pistones Industriales, S.A. de C.V., owns 159,385,351 shares; that is, 99.99% of the shares.

Corporate Purpose: The construction industry generally, especially the manufacture and installation of ceramic products used in the construction industry, including toilets, bathroom fixtures, kitchen fixtures, tiles and the like.

Cerамérica, S.A. de C.V.

It was incorporated on November 17, 1992. As of this date, its capital stock aggregates Ps.87,622,000, represented by 87,622,000 common registered shares, each having a par value of Ps.1, of which Pistones Industriales, S.A. de C.V., owns 87,621,998 shares; that is, 99.99% of the shares.

Corporate Purpose: To make, manufacture, import, export, buy, sell, distribute and market all kinds of ceramic

products such as toilets, bathroom and kitchen fixtures and floor and wall coatings, among others.

Calentadores Cinsa, S.A. de C.V.

It was incorporated on February 19, 1998, as a result of a spin-off. As of this date, its capital stock aggregates Ps.115,685,166, represented by 115,685,166 common registered shares, each having a par value of Ps.1, of which Pistones Industriales, S.A. de C.V., owns 115,685,165 shares; that is, 99.99% of the shares.

Corporate Purpose: The construction industry generally, especially the manufacture of electric and gas water heaters.

Grupo Calorex, S. de R.L. de C.V.

It was incorporated on July 31, 2000, as a result of a spin-off. As of this date, its capital stock aggregates Ps.6,568,114, represented by two registered individual partnership interests, of which Pistones Industriales, S.A. de C.V., owns 1 partnership interest, having a value of Ps.6,568,113; that is, 99.99% of the capital.

Corporate Purpose: To manufacture, sell, import, export, install, and market all kinds of water heaters, domestic appliances, room heaters, air conditioning equipment, plumbing equipment and generally all kinds of construction materials.

Fluida, S.A. de C.V.

It was originally incorporated as Comercializadora Comesco, S.A. de C.V., on November 1st 1999, as a result of a spin-off. As of this date, its capital stock aggregates Ps.77,282,855, represented by 77,282,855 common registered shares, each having a par value of Ps.1, of which Pistones Industriales, S.A. de C.V., owns 77,282,854 shares; that is, 99.99% of the shares.

Corporate Purpose: To market laminated or cast iron goods, polypropylene, P.V.C. or other materials.

Islo, S.A. de C.V.

It was originally incorporated as Servicios de Producción Saltillo, S.A. de C.V., on May 24, 1988. As of this date, its capital stock aggregates Ps.227,468,401, represented by 227,468,401 common registered shares, each having a par value of Ps.1, of which the Company owns 227,468,400 shares; that is, 99.99% of the shares.

Corporate Purpose: To subscribe to, acquire and dispose of, under any legal title, shares and partnership interests of other companies (a pure holding company).

Cinsa, S.A. de C.V.

It was originally incorporated as Compañía Industrial del Norte, S.A., on October 14, 1932. As of this date, its capital stock aggregates Ps.205,098,202, represented by 205,098,202 common registered shares, each having a par value of

Ps.1, of which Islo, S.A. de C.V., owns 205,098,191 shares; that is, 99.90% of the shares.

Corporate Purpose: To manufacture, make, import, export, buy, sell, distribute and market all kinds of painted or enameled sheet metal, aluminum, plastic products, artifacts and goods, and any other similar products, especially porcelainized steel kitchenware.

Comesco, S.A. de C.V.

Its original name was Troqueles y Esmaltes, S.A., which was later changed to Acero Porcelanizado, S.A. de C.V. It was incorporated on May 27, 1930. As of this date, its capital stock aggregates P.20,440,635, represented by 20,440,635 shares, each having a par value of Ps.1, of which Islo, S.A. de C.V., owns 20,440,633 shares; that is, 99.99% of the shares.

Corporate Purpose: To manufacture, make, import, export, buy, sell, distribute and market all kinds of painted or enameled sheet metal, aluminum, plastic products, artifacts and goods, and any other similar products, especially porcelainized steel kitchenware.

Esvimex, S.A. de C.V.

It was incorporated on November 10, 1980. As of this date, its capital stock aggregates Ps.301,792, represented by 301,792 common registered shares, each having a par value of Ps.1, of which Islo, S.A. de C.V., owns 301,791 shares; that is, 99.99% of the shares.

Corporate Purpose: To manufacture, make, import, export, buy, sell, distribute and market inorganic products such as all kinds of vitrified enamels, ceramics and inorganic pigments, inorganic oxides and inorganic dyes.

Porcelanizados Enasa, S.A. de C.V.

It was incorporated as Troquelados Enasa, S.A. de C.V., on February 19, 1998, as a result of a spin-off. As of this date, its capital stock aggregates Ps.48,997,707, represented by 48,997,707 common registered shares, each having a par value of Ps.1, of which Islo, S.A. de C.V., owns 48,997,706 shares; that is, 99.99% of the shares.

Corporate Purpose: To make, manufacture, produce, buy, sell, lease, import and export, on account of itself or of third parties, all kinds of products, devices, painted or enameled sheet metal, aluminum, plastic goods, enamels, glasses and any other similar products, for commercial, industrial, agricultural or home uses.

Cerámica Santa Anita, S.A. de C.V.

It was incorporated on March 28, 1990. As of this date its capital stock aggregates Ps.184,809,000, represented by 184,809,000 common registered shares, each having a par value of Ps.1, of which the Company owns 184,808,999 shares; that is, 99.99% of the shares.

Corporate Purpose: The manufacture of all kinds of ceramic dinner sets, including stoneware dinner set and the like.

GIS Holding Co.

It was incorporated in Texas, on April 25, 1996; as of this date, its capital stock aggregates US$18,302,524, represented by 18,302,524 common registered shares, each having a par value of US$1, of which the Company owns 18,302,524 shares; that is, 100 of the shares.

Corporate Purpose: To subscribe to, acquire and dispose of, under any legal title, shares and partnership interests of other companies (a pure holding company).

Saint Thomas Creations, Inc.

Its original name was Creative China Inc. It was incorporated in California, on December 31st, 1986. As of this date, its capital stock aggregates US$1,010,950, represented by 1,010,950 common registered shares, each having a par value of US$1, all of which are owned by GIS Holding Co.

Corporate Purpose: To import, sell, distribute and market all kinds of bathroom fixtures.

Cinsa International Co.

It was incorporated in Texas, on February 16, 1995. As of this date, its capital stock aggregates US$6,500,000, represented by 6,500,000 common registered shares, each having a par value of US$1, all of which are owned by GIS Holding Co.

Corporate Purpose: To buy, import, distribute or sell all types of painted or enameled sheet metal, aluminum and plastic products, artifacts and goods.

Vitromex U.S.A. Inc.

It was originally incorporated as Cactus Marketing Inc., on July 2, 1996. As of this date, its capital stock aggregates US$2,101,000, represented by 2,101,000 Registered Shares, each having a par value of US$1, all of which are owned by GIS Holding Co.

Corporate Purpose: To import, sell, distribute and market all kinds of ceramic floor and wall coatings.

Cifunsa Marketing Inc.

It was incorporated in Delaware on September 26, 1996. As of this date, its capital stock aggregates US$35,000, represented by 3,500 common registered shares, each having a par value of US$10, all of which are owned by GIS Holding Co.

Corporate Purpose: To buy, import, distribute and sell all kinds of gray iron and plastic couplings.

Altman's Distribution Inc.

It was originally incorporated as Yamaka China Co. Inc. in Colorado on November 5, 1982. As of this date, its capital stock aggregates US$4,161,000, represented by 4,161,000 common registered shares, each having a par value US$1, all of which are owned by GIS Holding Co.

Corporate Purpose: To make, assemble, sell, distribute, import and export all kinds of bathroom fixtures.

Éxito, S.A. de C.V.

It was originally incorporated as Brochas y Cepillos Exito, S.A., on September 25, 1941. As of this date, its capital stock aggregates Ps.15,424,700, represented by 14,424,700 common registered shares, each having a par value of Ps.1, of which the Company owns 15,424,699 shares; that is, 99.99% of the shares.

Corporate Purpose: To make all types of paint brushes, artist's brushes, scrub brushes and similar goods made of bristles, leather, wire, natural and synthetic fibers, as well as sandpapers for all uses.

Asesoría y Servicios GIS, S.A. de C.V.

Originally, this was a professional corporation [**sociedad civil**]. It was incorporated on May 16, 1974. As of this date, its capital stock aggregates Ps.16,895,484, represented by 16,895,484 common registered shares, each having a par value of Ps.1, of which the Company owns 16,895,483 shares; that is, 99.99% of the shares.

Corporate Purpose: To provide and receive all kinds of technical, engineering, administrative, legal and financial services and advice, among other things.

J) Description of Main Assets.

Since GIS is an industrial conglomerate, which means that it is made up by companies distinguished by their intensive investments in capital goods, it would be very complicated to provide details of the machinery and equipment; the following tables summarize GIS's net fixed assets:

I. NET FIXED ASSETS BY DIVISION (Millions of Pesos)

DIVISIONS	1999 *	2000 *	2001 *	LOCATION	DAMAGE INSURANCE
Metal and Mechanical	2,599	2,483	2,394	City of Saltillo, State of Coahuila Ramos A. State of Coahuila	Yes
Construction Products	1,329	1,555	1,583	City of Saltillo-Ramos Arizpe State of Coahuila, San José Iturbide Guanajuato.	Yes
Home Appliances	544	467	456	City of Saltillo, State of Coahuila	Yes
Others	9	10	6	City of Saltillo, State of Coahuila	Yes
Total	4,481	4,515	4,439		

*Figures stated in millions of constant Pesos as of December 2001

II. NET FIXED ASSETS PER ITEM (Millions of Pesos)

ITEM	1999	2000	2001
Buildings	863	929	1,134
Machinery and Equipment	2,866	2,840	2,229
Transportation Equipment	95	40	71
Office Equipment	47	17	36
Computer Equipment	61	82	77
Land	340	345	399
Investments in Process	201	262	492
Total consolidated net assets	4,481	4,515	4,439

Right now, and as part of the 2001 fiscal year investment program, Castech, S.A., a GIS subsidiary in the Metal and Mechanical Division, is in the investment stage to increase its cast aluminum automotive part production capacity, due to the execution of an agreement with General Motors Corp., to supply aluminum monoblocks and heads for the EV-6 project from 2003 onward.

The following investments will be made in the next three years:

2001	30 million Dollars
2002	46 million Dollars
2003	18 million Dollars
Total	94 million Dollars

K) Judicial, Administrative or Arbitration Proceedings

Neither GIS nor its subsidiaries are parties to any lawsuit or proceeding which, in the management's opinion, if decided unfavorably, may adversely affect the Company's operation, operating results, financial condition or projects.

The Company is a party to certain labor, commercial and tax proceedings which are not described in this annual report and which are incidental to its regular operations. The Company believes that the liabilities that might be determined as a consequence of said proceedings would have no significant adverse effect on its operation, operating results, financial conditions or projects.

L) Shares of Stock

This section includes certain information on the Company's capital stock.

The Company was incorporated on December 21, 1966. On April 25, 1997, a General Extraordinary Stockholders' Meeting approved an amendment to its Charter and By-Laws pursuant to which, among other things, the capital stock may be represented by Series B, C and L shares and it is possible to convert and

exchange all of the outstanding Single Series shares for and into Series B shares, at the rate of one share per share.

As mentioned earlier, pursuant to the Company's Charter and By-Laws, the capital stock may be represented by (i) Series B shares, or ordinary voting stock; (ii) Series C shares, or non-voting stock with full equity rights; and (iii) Series L shares, or limited vote stock, as approved by the Stockholders' Meeting that approves their issue. The total number of Series C and L shares will not exceed 25% of the capital stock, unless they are limited voting stock convertible into ordinary stock within no more than ten years, as authorized by the CNBV. As of this date, no Series C and L shares have been issued; only Series B shares are outstanding. GIS's shares of stock may be subscribed to by Mexican or foreign individual or corporate investors.

As of December 31st, 2001, the Company's authorized capital stock aggregates Ps.2,008,000.00, represented by 287,276,960 Series B no par, common registered shares. The minimum fixed capital stock aggregates Ps.1,875,000.00 and is represented by 268,119,870 shares; the variable capital stock aggregates Ps.133,000.00, and is represented by 19,157,090 shares. Other than as described in this Section under "Fixed Capital Stock and Variable Capital Stock," the common shares representing the minimum fixed capital stock confer upon their

holders the same rights that the common shares representing the variable capital stock confer upon their holders.

As of December 31st, 2001, the Company owns 4,691,040 shares, which account for 1.6% of its authorized capital stock, which it has acquired through the BMV, pursuant to Article 14 Bis, Section I, of the LMV [**Ley del Mercado de Valores**: Stock Market Law]; these shares have not been deducted from the number of shares mentioned in the preceding paragraph.

The Company's shares are represented by registered stock certificates. The Company's stockholders must keep their shares represented by physical stock certificates or through their registration in accounts with institutions which in turn carry accounts with S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores ("Indeval"). Stock brokerage firms, credit institutions and other institutions authorized by the CNBV may carry accounts with Indeval. The Company has a stockholder registry book; pursuant to the law, the Company will recognize as stockholders only such persons as are recorded as such in said registry book.

As a variable capital stock corporation, the Company may issue shares to represent its fixed capital stock and shares to represent its variable capital stock. As opposed to the issue of shares representing the fixed capital stock, the issue of shares representing the variable capital stock does not call for

an amendment to the Charter and By-Laws, but may be approved by a General Ordinary Stockholders' Meeting.

Pursuant to the Company's Charter and By-Laws and any provisions issued by the CNBV, the variable capital stock may not exceed ten times the Company's minimum fixed capital stock. The stockholders are entitled to withdraw in whole or in part the shares representing the variable capital stock. Other than as described in this section under "Other Provisions/Right of Withdrawal," the minimum capital stock cannot be withdrawn. Any stockholder wishing to withdraw in whole or in part her/his/its shares representing the variable capital stock must so advise the Company in writing. If the withdrawal notice is received before the first day of the last quarter of the fiscal year, the withdrawal will become effective at the end of the fiscal year in which such notice was filed; otherwise, the withdrawal will become effective at the end of the succeeding fiscal year.

The shares so withdrawn will be reimbursed at the lower of (i) 95% of the average per share price quoted by the BMV during the 30 days' trading with said shares prior to the withdrawal effective date, and (ii) the book value per share, computed on the basis of the Company's financial statements (as approved by a General Annual Ordinary Stockholders' Meeting) for the fiscal year in which the withdrawal becomes effective. Any stockholder who has exercised her/his/its right of withdrawal may demand the Company to reimburse her/his/its shares as from the

day following the General Ordinary Stockholders' Meeting that approved the aforesaid financial statements. Upon a stockholder exercising her/his/its right to withdraw shares of the variable capital stock, the Company's capital stock will be reduced.

The Company's fixed capital stock may be increased or reduced by a resolution of a General Extraordinary Stockholders' Meeting, while the Company's variable capital stock may be increased or reduced pursuant to a resolution of a General Ordinary Stockholders' Meeting. Capital increases and reductions must be recorded in the registry book that the Company will carry for that purpose.

Pursuant to the Company's Charter and By-Laws and the applicable law, in the event of a capital stock increase, the stockholders will have a right of first refusal to subscribe to any new shares issued of the corresponding Series, in proportion to their equity holdings as compared to all of the outstanding capital stock, except (i) in the event of shares issued for placement by means of a public offer, if the General Extraordinary Stockholders' Meeting called for such purpose approves the issue of shares and the stockholders present or represented at the Stockholders' Meeting waive their rights of first refusal pursuant to the procedure set by the LMV and the Company's Charter and By-Laws, (ii) as to any treasury shares that the Company wishes to place again among investors at large and which it previously acquired pursuant to Article 14 Bis,

Section I, of the LMV; (iii) as to any shares issued as a result of a merger; or (iv) as to shares issued for the conversion of convertible debentures. A Stockholders' Meeting will set the deadline to exercise the right of first refusal, on the understanding that said deadline may not be less than fifteen days following the day after the publication of the respective capital stock increase notice on the *Official Gazette* of the State of Coahuila, or after the date on which the Stockholders' Meeting is held, if all of the outstanding shares were present or represented at the same.

M) Dividends

The Company has consistently paid dividends in the past years, out of the Company's Retained Profits Account. These are the dividends paid in the past three years:

YEAR	TOTAL DIVIDEND*	PER SHARE DIVIDEND**
1998	562	1.96
1999	300	1.05
2000	400	1.41
2001	---	---
	*Millions of Pesos	**Pesos per share

Consistent with GIS' financial discipline policy, no dividends were paid out in 2001; this was due to the uncertainty that prevailed throughout the year to forecast sales and cash flows. These were reasons enough to be cautious and to avoid that dividend payments have negative effects on the Company's balance sheet.

GIS has no contractual commitment that limits the payment of future dividends; such payment is subject to whatever a Stockholders' Meeting approves. The foregoing notwithstanding, the declaration, amount and payment of dividends during any fiscal year will depend on the operating results, the financial condition and the capital needs and other factors that the Company's Stockholders' Meeting may deem relevant. Pursuant to law, only the net profits shown on the Financial Statements approved by a General Stockholders' Meeting may be distributed; the declaration, amount and payment of dividends is subject to the approval of a General Ordinary Stockholders' Meeting, generally based on the Board of Directors' motion.

Any profits distributed as dividends which exceed the profits for tax purposes [**utilidades fiscales**], are taxed as provided in the Income Tax Law.

III. Financial Information

3.1 Selected Financial Information

The Company's financial information and the discussion of the operating results listed here for the years which ended on December 31st, 1999, 2000 and 2001, are shown on a consolidated and audited basis.

Grupo Industrial Saltillo, S.A. de C.V. and Subsidiaries
Fiscal years ended as of December 31st,

Statement of Income	1999	2000	2001
Net Sales	7,460	7,591	6,747

Cost of Sales	4,875	5,536	4,871
Gross Profit	2,585	2,055	1,876
Operating Expenses	1,058	1,044	954
Operating Profit	1,527	1,011	922
Overall Financing Cost	(133)	55	3
Profits before taxes and EPS	1,662	949	735
Share in the Subsidiaries' Profits	-	(2)	-
Net Profit	1,051	623	434
Net Profit per Share	3.51	2.11	1.54
Investments in Fixed Assets	573	687	597
Depreciation and Amortization	484	464	483

Balance Sheet	1999	2000	2001
Cash and Temporary Investments	839	396	882
Properties, Plant and Equipment, Net	4,484	4,517	4,439
Total Assets	7,340	7,995	7,962
Total Debt	1,326	2,049	1,930
Total Stockholders' Equity	4,823	4,178	4,513
Cash Dividend per Share	1.14	1.41	-

Other Information	1999	2000	2001
Domestic Sales	3,526	3,800	3,830
Export Sales	3,935	3,791	2,917
Metal and Mechanical Segment Sales	3,711	3,554	2,481
Construction Products Segment Sales	2,631	2,915	3,335
Home Appliances Segment Sales	1,118	1,122	931
Operating Margin	20.5%	13.3%	13.7%
EBITDA	2,012	1,474	1,404

*Figures in millions of constant Pesos as of December 2001

The following were the main financial ratios of GIS' consolidated information in 1999, 2000 and 2001:

Grupo Industrial Saltillo, S.A. de C.V. and Subsidiaries
Years ended as of December 31st,

Profit and Loss Statement	1999	2000	2001
RETURN			
Net Profit/Net Sales	14.16%	8.42%	6.81%
Net Profit/Stockholders' Equity	22.33%	15.36%	10.02%
Net Profit/Total Assets	14.39%	7.99%	5.77%
Cash Dividends/Prior Fiscal Year Net Profit	37.61%	0.00%	0.00%
Profit on Monetary Position/Net Profit	7.29%	8.45%	4.91%
ACTIVITY			
Net Sales/Total Assets	1.02 times	0.95 times	0.85 times
Net Sales/Fixed Assets	1.66 times	1.68 times	1.52 times
Inventory Turnover	8.06 times	7.47 times	7.91 times
Selling Days/Collection	48 days	44 days	56 days
Interest Paid/Total Assets with Cost	9.31%	5.33%	8.81%
LEVERAGE			
Total Liabilities/Total Assets	34.29%	47.74%	43.32%
Total Liabilities/Stockholders' Equity	0.52 times	0.91 times	0.76 times
Foreign Currency Liabilities/Total Liabilities	75.18%	62.82%	66.46%
Long-Term Liabilities/Total Assets	29.72%	29.31%	40.90%
Operating Profit/Interest Paid	11.66 times	8.98 times	5.06 times
Total Sales/Total Liabilities	2.96 times	1.99 times	1.96 times
LIQUIDITY			
Current Assets/Current Liabilities	2.88 times	1.50 times	2.66 times
Current Assets less Inventories/Current Liabilities	2.24 times	1.08 times	2.08 times
Current Assets/Total Liabilities	1.09 times	0.69 times	0.82 times
Available Assets/Current Liabilities	88.05%	22.37%	83.33%
STATEMENT OF CHANGES			
Cash Flow from Net Profit/Net Sales	20.48%	15.77%	14.81%
Cash Flow from Changes in the Working Capital/Net Sales	(2.83)%	(5.80)%	1.27%
Funds generated from (used for) operations/Interests Paid	10.05 times	6.72 times	5.96 times
Financing other than funds generated from (used for) financing	31.09%	267.80%	(511.31)%
Own financing/Funds generated from (used for) financing	68.91%	(167.80)%	611.31%
Real property, silver and equipment purchases/Funds generated from (used for) investment activities	102.27%	47.00%	98.62%

3.2 Management's Comments and Analysis of the Company's Operating Results and Financial Condition

A) Operating Results

Consolidated Results

The following table shows certain information on the Company's operating results, stated in millions of constant Pesos as of December 2001.

Statement of Income	1999	2000	2001
Net Sales	7,460	7,591	6,747
Operating Costs and Expenses	5,933	6,580	5,825
Operating Profit	1,527	1,011	922
Operating Margin	20.5%	13.3%	13.7%
Other Revenues	(2)	6	184
Overall Financing Cost	(133)	55	3
Net Profit	1,051	623	434

*Millions of constant Pesos as of December 2001

2000 vs. 1999.

Results.

I. Consolidated Revenues.

GIS's 2000 fiscal year consolidated net revenues aggregated 7,591 million Pesos, a 1.7% increase over 1999.

In Dollar terms, total 2000 fiscal year revenues aggregated 739 million Dollars, a 12.3% increase over 1999.

GIS's sales in Dollars account for 50% of total sales; therefore, the Peso's 1% appreciation throughout the year had an impact on the Group's revenues.

Another factor which affected the Group's revenues was that some automotive industry customers significantly reduced their purchases as compared with 1999; this took place especially in the fourth 2000 quarter, and had an impact on the Metal and Mechanical Division's revenues.

The primordial reason for the reduced sales was the high level of inventories of our USA customers, due to a forecast of lower 2001 automobile sales.

II. Operating Profit.

At the end of 2000, the Group's consolidated operating profit (EBIT) aggregated 1,011 million Pesos, namely, 34% less than the 1999 operating profit.

The operating margin as of the end of 2000 (EBIT/Sales) was 13%, a drop from the 1999 20% operating margin.

The major factors that caused a reduction in the operating margins include the following:

(a) The Peso practically did not devalue throughout the year; this affected 50% of the Group's total sales. At the same time, the 8.9% domestic inflation increase (INPC: **Índice Nacional de Precios al Consumidor:** National Consumer Price Index) affects 65% of the Company's operating costs.

(b) Natural gas price increased over 100% as compared with 1999. Natural gas is the main fuel used by the Construction Products Division and Home Appliances Division operations.

(c) During practically the whole year, the operations of gray cast iron for diesel and gasoline engines of the Metal and Mechanical Division had cost problems, such as the following:

Excessive worker turnover;

Excess overtime; and

Preventive maintenance.

By the fourth quarter of the year, some of said problems had been mostly overcome.

(d) In the last quarter of 2000, the Group's Metal and Mechanical Division suffered a major reduction (-15%) in its sales as compared with the prior quarter, due to a lower demand for gray iron engine monoblocks and heads by some USA customers.

The operating profit plus depreciation (EBITDA) as of December 31st, 2000, aggregated 1,474 million Pesos, namely, 19% over sales (EBITDA/Sales).

The EBITDA result shows that the cash generating potential of GIS's operations is one of the best among the Mexican conglomerates.

III. Majority Net Profit.

As of December 31st, 2000, GIS's majority net profit aggregated 623 million Pesos (41% less than the 1999 profit).

The following were the factors that most influenced this reduction:

(a) A reduction in the operating profit due to the causes mentioned above.

(b) The overall financing cost for the year was a 55 million Peso expenditure, while in 1999 it was a 133 million Peso gain.

The majority net profit over sales went down from 14% in 1998 to 8% in 2000.


GIS Results
2000 vs. 1999
7,500
6,750
6,000
5,250
4,500
3,750
3,000
2,250
1,500
750
0
2000
1999
Sales
Operating Profits
Net Profits

2001 vs. 2000

Results.

1. Consolidated net revenues.

For 2001, GIS's net revenues aggregated 6,747 million Pesos, an 11% decrease from fiscal year 2000 net revenues. The decrease in GIS's revenues is mainly due to Mexico's and the United States' weak economy in the year.

In Dollar terms, net revenues aggregated 710 million Dollars, a 4% decrease from fiscal year 2000 revenues.

It is most important to point out that 43% of the Group's total revenues is denominated in Dollars. In 2001, the Peso revalued 4.76% *vis-à-vis* the Dollar.

The following are some of the key factors that had a bearing on the drop in revenues:

(a) The automotive customers of the Metal Mechanic Division decreased exports early in the year, as a clear step to reduce inventories; this caused sales of blocks and iron heads for diesel- and gasoline-powered engines to drop around 26%. However, in this Division, sales of aluminum blocks and heads increased by 22.7% over fiscal year 2000 sales.

This Division accounts for 37% of the Company's total revenues.

(b) On the contrary, and notwithstanding the adverse conditions of its market, the Construction Division increased its sales by 4% over fiscal year 2000 sales.

The Ceramic Coating business faced the slowdown of the Mexican economy by increasing its domestic market share by one percentage point, thus assuring the leadership in manufacturing and product design costs, and achieving a 5% increase in sales over fiscal year 2000.

On the other hand, the incorporation of Calorex, S.A. (acquired in late 2000) into the Company's lines of business was a determinant factor that lead the Division to achieve such positive results.

The Construction Division's revenues account for 49% of GIS's total revenues.

(c) The Home Appliances Division's revenues dropped 17% from fiscal year 2000 revenues. This was mainly due to Mexico's weak economy and the squeeze on the Division's prices due to Asian imports. The Home Appliances Division accounts for 15.1% of the Group's total revenues.

II. Operating Profit.

By the end of fiscal year 2001, the operating profit (EBIT) aggregated 299 million Pesos, namely, 9% less than the operating profit for fiscal year 2000. The EBIT's margin over-sales was 14% in 2001, as compared to 13% in 2000.

The operating profit drop is mainly due to the revenues drop mentioned above.

Since late the first quarter of 2001, GIS implemented an aggressive cost and expense reduction program; the benefits and savings achieved throughout the year no doubt offset the drop in sales and are now a solid basis for future growth.

Operating profit plus depreciation (EBITDA), in fiscal year 2001 aggregated 1,404 million Pesos, that is terms, the EBITDA aggregated 148 million Dollars. In fiscal year 2001, the EBITDA margin over-sales was a solid 21%.

III. Majority net profit.

As of the closing of fiscal year 2001, GIS' net profit aggregated 434 million Pesos, 30% less than the net profit earned in 2000.

The following factors had a bearing on the decrease we:

The 9% decrease in the operating profit and the extraordinary non-recurrent charge of 184 million Pesos due mainly to the closing of the operations of the Cifunsa Plant One and the transfer of part of the production of the ceramic floor from the Gress Plants I and II of Vitromex Saltillo, Coahuila, to Vitromex San José Iturbide, Guanajuato.

The net profit to sales dropped from 8% in 2000 to 6% in 2001.


Resultados GISSA
2001 vs. 2000
7,500
6,750
6,000
5,250
4,500
3,750
3,000
2,250
1,500
750
0
2001
2000
Ventas
Util Oper
Util Neta

Analysis of Results of the Metal and Mechanical Segment.

Metal and Mechanical Division
Fiscal years ended on December 31st

	1999	2000	2001
Net Sales	3,711	3,554	2,481
Operating Costs and Expenses	2,980	3,286	2,255
Operating Profit	731	268	226
Pre-tax Profit	887	261	208
Operating Margin	19.7%	7.5%	9.1%

*Figures stated in millions of constant Pesos as of December 2001

2000 vs. 1999.

Results.

The Division's 2000 fiscal year revenues dropped 4.2% from 1999. This decrease is due to a drop in the demand by the assembly plants, mainly Chrysler (10.4% less) and Detroit Diesel (34.7% less), especially by the end of the year; however,

Castech, an aluminum monoblock and head maker, enjoyed a 144% increase, and is now operating at regular levels.

The gasoline-powered engine monoblock business reduced its production volume by 6%; in addition, the average per ton price was 12% less than the 1999 price.

The diesel-powered engine business production volume dropped 2% over the previous year; the per ton average price dropped 8% from 1999.

The production of aluminum heads increased 240% over 1999; this is due to the fact that Castech started operating at the end of 1999, and 2000 was its first year of regular operation.

In the second half of the year, monoblock sales dropped due to lower demand by our U.S. customers. The lower demand was due to a greater caution by the consumers, which decided to postpone purchases in view of the economic slowdown, and the necessary reduction of inventories by automakers.

SALE VOLUMES	**1999**	**2000**
Diesel engines (Tons)	49.5	48.4
Gasoline engines (Tons)	191.1	179.4
Total	240.6	227.8
% increase over previous year	10%	(5%)
Aluminum (Pieces)	224.5	765.0
AVERAGE PRICE	**1999**	**2000**
Diesel engines	12.3	11.3
Gasoline engines	12.7	11.2
Aluminum	0.47	0.46

Operating profit.

The country's inflation reached 8.9%; the Peso revalued in the same period, and this caused a reduction in sales over the same period of the previous year.

During the first part of the year, the automotive cast iron business faced various cost problems such as an excessive personnel turnover due to the arrival of new companies in the region where the automotive cast iron business is located, additional maintenance expenses, extraordinary freight expenses and an automatic reduction in productivity notwithstanding that serious corrective action was taken; by the end of the year, such corrective action had not properly been reflected.

The 2000 fiscal year operating profit decreased 63% over 1999, due mainly to the above-mentioned reasons and to the fact that in the 2000 fiscal year the electricity costs rose over 20% and gas prices increased more than 100% over 1999; these increases negatively affected the Division, as they are the main sources of power used in this industry.

The EBITDA/sales ratio is 15.2%, a 43% decrease over 1999, due mainly to the above stated reasons.

2001 vs. 2000

Profit.

Fiscal year 2001 sales aggregated 2,481 million Pesos, a 30.1% decrease from fiscal year 2000.

Throughout 2001, the demand for engine iron block and head castings sustained a major contraction due principally to two factors: the U.S. economic rescission which caused a 10% reduction in the production of engines by the three major automakers (Daimler Chrysler, General Motors and Ford) as well as a drop of over 30% in the production of diesel heavy equipment makers as compared to 2000, and the stiff competition by European and Brazilian castings leveraged on the relative undervaluation of their currencies. This caused sales to drop 25.9% from fiscal year 2000. The abovementioned factors and the 4.8% revaluation of the Peso *vis-à-vis* the Dollar had a negative impact on the Division's revenues.

On the other hand, the profit of Castech, which engages in making aluminum block and head castings (a joint venture with Hydro Aluminium) experienced a major rise in 2001, while its sales increased 22.7% over fiscal year 2000. Right now, it is successfully carrying on its EV-6 project; during its first stage, two new plants are being built with an investment of 89 million Dollars, which will be completed in April 2003, to make V-6 blocks and heads for a new generation engine for General Motors.

The following were the sales and average prices of the gasoline and diesel businesses:

SALES	2000	2001
Diesel (Thousands of Tons)	48.4	33.2

Gasoline (Thousands of Tons)	170.2	129.0
Total	218.2	162.2
% decrease as compared to prior years	-	(25.8%)
Aluminum (Thousands of Pieces)	765	938.4
% increase over prior years	_	22.7%
AVERAGE PRICES	**2000**	**2001**
Diesel	12.0	11.8
Gasoline	12.3	10.9
Aluminum	0.49	0.46

Operating Profit.

The Division's operating margin was 9.1% or 226 million Pesos, namely, a 15.7% decrease as from fiscal year 2000; the operating margin was not affected in the same levels as revenues due to the efficiency achieved in the operating processes through the successful implementation of a Streamlined Manufacturing [**Manufactura Esbelta**] strategy whose achievements were very important in improving our costs and the quality of our products.

The Division's EBITDA to sales for fiscal year 2001 was 18.8%, a 3.6% increase over fiscal year 2001.

Investments.

Cifunsa will increase its production capacity in fiscal year 2002 by investing 51 million Dollars to build a new auto part plant with a 60,000 ton capacity in its first stage, to be located in the center of the Republic of Mexico, to serve customers located in the automotive cluster of the area.

Analysis of Results of the Construction Products Segment.

Construction Products Division
Years ended on December 31st,

	1999	2000	2001
Net Sales	2,866	2,915	3,335
Operating costs and expenses	2,216	2,341	2,742
Operating profits	651	574	592
Pre-tax profit	655	528	419
Operating margin	22.7%	19.7%	17.8%

*Figures stated in millions of constant Pesos as of December 2001

2000 vs. 1999.

Results.

The Construction Products Division increased its sales by 10.8% over 1999.

The Ceramic Coatings Business increased its sales in 2000 by 18% and by 11% in actual values. This increase was due to the consolidation of the operation to 100% of its production capacity at the San José I plant and the startup of the Plant II at San José Iturbide, Guanajuato. The effect of inflation (8.95%) and the 5.6% average price drop caused the actual increase in sales to be below the volume effect.

The Bathroom Fixture Business increased sales by 2% and sale values by 6%. This business showed a more transcendental effect on sale values due to the 7% increase in average prices. This and the synergy of the distribution of products of the

ceramic coating business, have caused it to be highly efficient in domestic and export delivery, and to remain a world class company.

The Water Heater and Room Heater business, by GIS's acquisition of Grupo Calorex from American Standard Inc., achieved a strong position in the market. This business achieved a 14% increase in sales and a 15% increase in sale values, plus a 7.1% average price increase, notwithstanding the unfavorable effect of the 8.95% inflation.

Operating Profit.

In the 2000 fiscal year, the Construction Products Division suffered a natural gas price increase of more than 100% over 1999; natural gas is the main fuel used in the ceramic floor and wall operations, as well as in the toilet manufacturing business. This gave rise to an increase in Operating Costs and Expenses of 15.1% over 1999.

In order to counter this effect, the Ceramic Coatings Business maintained the ISO 9002 Certification and kept on implementing the Quality Management Model to make more efficient the operative planning.

The Construction Products Division's Operating Profit dropped 3.8% due mainly by the natural gas price hike.

The Division's EBITDA/sales ratio decreased by 14%, to 24.63%, due to the above mentioned increase in costs and expenses.

Investments.

In 2000, the Construction Products Division stood out due to its 32 million Dollar investment in the ceramic floor and wall plant in San José Iturbide Guanajuato, Mexico.

2001 vs. 2000

Results.

The Construction Division was able to maintain sales and increase operating cash flow from fiscal year 2000.

The Ceramic Coating business faced the slowdown of the Mexican economy by increasing its domestic market share by one percentage point, thus assuring the leadership in manufacturing and product design costs, and achieving a 5% increase in sales.

This growth in the domestic and export markets caused the Division to increase its production capacity, and Plant II of the production complex in San José Iturbide, Guanajuato, started operation in fiscal year 2001.

In fiscal year 2000, the bathroom furniture and fixtures business decreased its sales by 11.5%. The major challenge was to overcome the prices and the contraction of the demand in the domestic and export markets. This business achieved a 17% domestic market share, to which it sells 65% of its production, due to the synergy of the Ceramic Coating products.

The achievement of these goals is the result of its effort to deliver high quality products with the finest designs

in the market to distributors and final consumers, with an excellent service, the backing of the ISO 9002 certifications both in the Ceramic Coating business and the Bathroom Furniture business.

One of the greatest challenges that the Construction Products Division faced in 2001 was the incorporation of Calorex into the Water Heater and Environment Heater business. The Water Heater business, under the brands Cinsa and Calorex, faced a price reduction in actual terms; however, it achieved a 2% increase in its replacement market share.

The Water Heater business, taking advantages of the synergies of other businesses of the Division that service the same market segment, devised attractive packages as to cost and prices with the backing of the Cinsa and Vitromex brands.

Analyses of Results of the Home Appliances Segment.

Home Appliances Division
Years ended on December 31st,

	1999	2000	2001
Operating Sales	1,118	1,122	931
Operating costs and expenses	918	955	828
Operating profit	200	167	103
Pre-tax profit	171	157	107
Operating margin	17.9%	14.9%	11.1%

*Figures stated in millions of constant Pesos as of December 2001

2000 vs. 1999.

Results.

Sales in 2000 remained almost the same as in 1999; the 2000 fiscal year sales aggregated 1,122 million Pesos, 0.4% above the 1999 figures. The Division's sales to the domestic market through its strategic distribution channels increased 12%, due to an 18% growth in the wholesale distribution channels and a 6% growth in the self-service channels.

The sales of the Kitchenware Business porcelainized steel luxury line increased by 22%, as a result of a proper market focus to sell products of this type.

The Tableware Business, in its institutional market segment, increased sales by 15%, and reaffirmed its presence with high quality products that meet the customers' specific needs.

An important factor of the almost nil growth in sales was the entry of new competitors and various products, which represent a great challenge for the organization.

SALE VOLUME	1999	2000
Light domestic porcelain fixtures (tons)	11,525	12,031
Light export porcelain fixtures (tons)	3,423	3,587
Total	14,948	15,618
% Increase over the previous year	5%	5%
Heavy domestic porcelain fixtures (tons)	3,374	4,118
Heavy export porcelain fixtures (tons)	218	169
Total	3,592	4,287
% Increase over the previous year	14%	19%
Melamine (pieces)	5,257	5,052
Domestic Stoneware (pieces)	36,384	35,825
Export Stoneware (pieces)	1,463	1,086
	43,104	41,963

% Increase over the previous year	(2%)	(3%)
AVERAGE PRICE	1999	2000
Light porcelain fixtures	42.10	39.30
Heavy domestic porcelain fixtures (tons)	42.10	39.30
Melamine	7.30	6.50
Stoneware	7.30	6.50

Operating Profit.

The Division's operating profit aggregated 167 million Pesos, which means a 17% reduction over the previous year. This reduction was due in part to an increase in costs as a result of the price hike of the main power sources such as natural gas and electricity and of an increase in the cost of repackaging some products, mainly of the tableware business.

The EBITDA/sales ratio was 19.61%, a 12% reduction over the previous year; this was mainly due to the above mentioned causes.

2001 vs. 2000.

Results.

Fiscal year 2001 sales decreased 17% from fiscal year 2000 due to the weakness of the Mexican economy and the pressure on prices in the Tableware and Kitchenware businesses due to imports from Asia. This Division accounts for 14% of the Group's revenues.

In fiscal year 2001, the Home Appliances Division faced a difficult outlook, due mainly to new competitors from other regions. Notwithstanding the adverse economic conditions, the

Kitchenware business remained as the market leader, with a 48% market share.

The Tableware business developed new products and increased its domestic market share to 30%, thereby becoming the leader in the home and institutional segments.

In fiscal year 2001, a new Overall Management System [**Sistema Integral de Administración**] was implemented through which managing processes and customer services were made more efficient. In addition, profound market studies have been carried out which have allowed us to understand the end consumer's needs, which have been attended to through the development of new products and the reduction of costs to offer more competitive prices in the market.

The Kitchenware and Tableware businesses distribute their products through wholesalers, self-service outlets, department stores and catalog sales; in addition, the Tableware business uses the institutional channel to serve the hotel, restaurant and institutional market, in which it has become the national leader.

SALES	2000	2001
Light domestic porcelain fixtures (tons)	12,031	9,559
Light export porcelain fixtures (tons)	3,587	2,477
Total	15,618	12,036
% Increase over the previous year	5%	(23%)
Heavy domestic porcelain fixtures (tons)	4,118	2,984

Heavy export porcelain fixtures (tons)	169	123
Total	4,287	3,107
% Increase over the previous year	19%	28%
Melamine (pieces)	5,052	0
Domestic Stoneware (pieces)	35,825	39,956
Export Stoneware (pieces)	1,086	
	41,963	39,956
% Increase over the previous year	(3%)	(5%)
AVERAGE PRICE	**2000**	**2001**
Light porcelain fixtures	39.30	40.40
Heavy domestic porcelain fixtures (tons)	39.30	49.80
Melamine	6.50	
Stoneware	6.50	6.00

Operating Profit.

The Division's operating profit was in principle affected by a drop in sales; compared with fiscal year 2000, sales dropped 191 million Pesos, and the operating profit in 2001 aggregated only 103 million Pesos, a 38.3% decrease over 2000. The main causes for this decrease were the entry of new competitors to Mexico and the Peso revaluation during the year; these two factors exerted pressure on product prices and therefore on sales.

The EBITDA/Sales ratio was 16.8%, a decrease of 2.2 percentage points over 2000; this drop was offset in part by the efficiency achieved in the application of costs and expenses of the Division businesses.

Overall Financing Result

The following chart shows the components of GIS's consolidated overall financing result in the indicated years:

Overall Financing Result

Overall Financing Result	1999	2000	2001
Net Financial Expenses (Income)	(27)	90	109
Exchange Rate Loss (Profit)	(28)	19	(84)
Gain due to Monetary Position	(77)	(54)	(23)
Overall Financing Result, Net	(133)	54	3

*Figures stated in millions of constant Pesos as of December 2001

According to accounting principles generally accepted in Mexico, the statement of income must show the financial effects resulting from the Company's operation and financing in inflation situations, all of these effects are shown on the Overall Financing Result item and include:

1. Financial yield of cash and temporary investments.

2. Financial Expenses on borrowings.

3. Exchange rate gains or losses related to foreign currency-denominated monetary assets and liabilities.

4. Losses resulting from holding monetary assets exposed to inflation, net of any gains resulting from the holding of inflation-adjusted monetary liabilities.

Income Tax and Employees' Profit Sharing ("EPS").

Under the current tax legislation, companies may pay the higher of the IT and the AT. Both taxes recognize the effects of inflation, albeit differently from generally accepted

accounting principles. The EPS is practically computed on the same basis as the IT, but does not recognize the effects of inflation.

The AT Law taxes assets at the rate of 1.8%, adjusted in the case of inventory, property, machinery and equipment, and after deducting some liabilities.

The Company and its subsidiaries compute the IT and AT in a consolidated fashion. Therefore, the amounts of these taxes shown on the attached consolidated financial statements are the consolidated taxes. As to the EPS, the amount thereof represents the sum of the individual results of each company.

The expense attributable to taxes for the 1999, 2000 and 2001 fiscal years, is distributed as follows:

IT and EPS Expenses	1999	2000	2001
IT Expense:			
On a tax basis	538	307	357
Deferred	42	(8)	(106)
Total IT Expense	580	299	251
EPS Expense:			
On a tax basis	40	27	16
Deferred	(14)	(15)	8
Total EPS Expense	26	12	24
Total IT and EPS Expenses	606	311	275

*Figures stated in millions of constant Pesos as of December 2001

From 2003 onward, the 35% tax rate will be gradually reduced by 1% per year until reaching 32% in 2005. In addition, after the year 2002, the system to defer tax payment to the dividend payment date when profit is reinvested is repealed, and

a transition system is established for taxpayers who decided to defer tax payment and to pay dividends out of the balance of the reinvested net profit for tax purposes that was created prior to 2002, and must pay the deferred tax by applying the 3% rate or the 5% rate, depending on whether the profits were earned in 1999, or in 2000 and 2001. Based on the foregoing, the Company paid the equivalent of 30% in 2001 and 2002, respectively, of the profit for tax purposes and will pay the balance once the retained profits are distributed. The Company has created reserves for its income tax liabilities using the 35% rate.

B) Financial Condition, Liquidity and Capital Resources.

Pursuant to Accounting Principles Generally Accepted in Mexico, the Company files its consolidated statement of changes in the financial condition on the basis of Bulletin B-12, which shows the earning and application of funds; this explains the differences between the beginning and final cash and easily realizable investment balances in constant Pesos as of December 2001. The changes shown on the consolidated financial statements do not represent the nominal cash flow.

The Company's liquidity has been mainly due to the funds generated by the operation in the last three fiscal years, from 1999 to 2001. In this period, the net generation of funds (after discounting the investment in working capital) accrued 3.2

thousand million Pesos (stated in Pesos with purchasing power as of December 2001).

Figures in Millions of Pesos as of December 2001	1999 - 2001	1999	2000	2001
Net Profit	2,156	1,057	639	460
Depreciation	1,431	484	464	483
Working Capital	(566)	(211)	(440)	86
Net resources generated by the Operation	3,158	1,317	757	1,084
Bank Financing	363	(241)	723	(119)
Dividends	(793)	(354)	(440)	0
Financing Activities	(231)	(502)	262	8
Acquisition of property, plant and equipment	(1,858)	(574)	(687)	(597)
Resources used in Investment Activities	(2,641)	(573)	(1,462)	(606)
Cash Increase	**286**	**242**	**(444)**	**487**

During 1999, the net operating revenues aggregated 1,300 million Pesos; the dynamics of the U.S. automotive market, the entry in the market of diesel engine pieces and the expansion of the various businesses of the Construction Division (especially the Ceramic Coating business) contributed significant funds.

As analyzed elsewhere in this report, in 2000 certain events had a bearing on the generation of less operating profits, mainly:

1. The strength of the Peso in the international currency markets.

2. The natural gas price increase.

3. The automotive cast iron business's excessive costs.

Throughout 2001, the management concentrated a major part of its efforts in making efficient working capital investments which, after representing expenditures in the preceding two-year period, ended up contributing funds in net terms.

The bank borrowings during the past three years were used mainly to support the growth projects in several of the Company's businesses and to replace and modernize equipment, which allowed the Company to keep on competing in an increasingly integrated U.S. market.

Stated in constant Pesos as of December 2001, the accumulated amount was 363 million Pesos (net of amortizations).

The debt assumed from 1999 to 2001 is Dollar-denominated and is related to projects to expand and modernize the productive plant and the acquisition of Calorex. This acquisition makes GIS the largest water heater manufacturer in Mexico and the fifth largest water heater manufacturer in North America.

The Funds Used in Investment Activities item shows an accumulated investment of 2.6 million Pesos. The following are the major projects:

1. The Calorex acquisition (68 million Dollars).

2. The construction of a second ceramic coating manufacturing plant at San José Iturbide, Guanajuato (32 million Dollars).

3. An investment of around 15 million Dollars on another ceramic coating plant in San Luis Potosí. The total investment is estimated at 44 million Dollars.

4. The expansion of the production capacity of the gray iron casting plants (30 million Dollars); and

5. The first investment phase in two new plants for the production of aluminum blocks and heads for a new General Motors V-6 engine (33 million Dollars).

The Company negotiated its debt in very satisfactory conditions, mainly with foreign banks which, as of December 31st, 2001, accounted for 97% of the Company's total debt, at a weighted cost equal to the LIBOR plus 1.73 percentage points.

100% of the debt is denominated in Dollars.

The Company has enough short-term credit lines to finance its working capital needs. As of this date, the total amount of said credit lines is 175 million Dollars.

As of December 31st, 2001, the short-term bank debt aggregated 2 million Dollars.

Most of the Company's long-term debt (to December 2001) was represented by two syndicated loans, the first of which was executed in April 1998, for an initial amount of 100 million Dollars, at a 7-year term plus a 3-year grace period to repay the

principal, at an increasing spread over Libor of 1.1% for the first two years, 1.45% for the next three years and 1.6% for the last two years; the second 85 million Dollar syndicated loan was borrowed in April 2001 repayable in five years with a 3-year grace period to repay the principal and a spread of 1.125 for the first two years, 1.25 for the third year, 1.375 for the fourth year and 1.625 for the fifth year.

The first of these two loans was prepaid in full on January 22, 2002, using the first bridge loan and thereafter by means of a new syndicated loan granted in March 2002.

This new syndicated loan aggregated 130 million Dollars and was used in part to prepay the abovementioned loan; the balance of the loan is being used to fund several investment projects.

This new syndicated loan was granted for five years with a 2.5-year grace period for the principal amount at LIBOR plus 1.375 percentage points for the first three years, 1.625 for the fourth year and 1.75 for the fifth year.

The Company manages its financial resources through a centralized treasury system which offers it economies of scale and improves its negotiation power both to invest its resources and borrow the money it needs to run its business.

The Company's centralized treasury system allows for a better administration, control and planning of the financial resources of all the affiliated companies and assures the uniform

application of the corporate policies, thus guaranteeing the availability of funds at the lowest cost and/or the investment of cash surpluses in the best instruments as to risk/return.

The criteria used by the Company's treasury to allocate investments are conservative and call for a full analysis and the prior approval of the instruments and the intermediary financial institutions, seeking above all the security of such investments.

GIS has an exchange risk control policy that allows it, by adopting various exchange risk mechanisms on time, to guarantee that its liquidity will not be affected even by a possible sudden change in the exchange rate.

The regular operation of the Group companies forces GIS to keep the treasury funds mainly in two currencies (Peso and Dollar).

The following is the composition by currency that has been maintained as of December 31st of the last three years:

CURRENCY	2001	2000	1999
Peso	81.9%	68.6%	75.5%
Dollar	18.1%	31.4%	24.5%

IV. Management

4.1 Charter and By-Laws and Other Agreements

The following is a brief summary of the major provisions of the Company's Charter and By-Laws. This description is but illustrative, does not pretend to be exhaustive and is subject to the full text of said Charter and By-Laws:

Stockholders' Meetings and Voting Rights

There are General and Special Stockholders' Meetings. General Stockholders' Meetings may be Ordinary or Extraordinary. Each Series B share confers upon its holder the right to cast one vote at General Stockholders' Meetings. Extraordinary Stockholders' Meetings are those held to address the issues listed in Article 182 of the General Business Corporation Law [**Ley General de Sociedades Mercantiles**] and the Charter and By-Laws, including amendments to the Company's By-Laws, the issue of preferred stock, the Company's liquidation, merger with, spin-off or transformation into a different company. Special Stockholders' Meetings are those held to address any issue that affects the rights of the holders of a specific class of stock. The Series L shares confer upon their holders the right to attend and to vote, at the rate of one vote per share, only and exclusively at special meetings of holders of such Series of stock and at any Extraordinary Stockholders' Meetings held to address the Company's transformation; however, the change of the Company's structure from a fixed capital stock corporation to a variable capital stock corporation or vice versa will not be regarded as a transformation; the merger with one or more other companies, if the Company is the non-surviving company; and the cancellation of the registration of the Company's Series L shares of stock and other securities represented by such Series, in the Securities or Special section of the Securities Register and in

Mexican or foreign stock exchanges where they are listed, except in quoting systems and other markets not organized as stock exchanges.

A General Ordinary Stockholders' Meeting must be held at least once every year, within the first four months following the end of each fiscal year, in order to review and approve the Board of Directors' report and the Company's financial statements for the preceding fiscal year, appoint the members of the Board of Directors, of the Executive Committee, and the Examiner, and to determine the remuneration payable to them, to file the report mentioned in Article 172 of the General Business Corporation Law, of any subsidiary companies in which the Company owns a majority of the shares of stock, when the value of the investment in each of said companies exceeds 20% of the Company's net worth, based on the financial statements for the corresponding fiscal year, and to address the application of the profits earned in the preceding fiscal year.

In order to attend Stockholders' Meetings, the stockholders must produce admission cards to be issued only upon request of the persons who are recorded as stockholders in the Company's Stockholder Registry Book; said request must be filed at least two business days prior to the date set to hold the Stockholders' Meetings. In order to attend Stockholders' Meetings, the Stockholder Registry Book will be closed and

therefore no entries will be made on it two business days prior to the date set to hold a Stockholders' Meeting.

In order for a General Ordinary Stockholders' Meeting to be regarded legally convened pursuant to a first notice, at least 50% of the common outstanding shares must be represented thereat. A General Ordinary Stockholders' Meeting called pursuant to a second notice will be regarded legally convened regardless of the number of shares represented thereat, and its resolutions shall be valid when passed by the favorable vote of a majority of the shares present at the meeting. In order for a General Extraordinary Stockholders' Meeting to be regarded legally convened pursuant to a first notice, if called to address any issues on which the Series L shares are not entitled to vote, at least 75% of the outstanding common shares must be represented thereat, and its resolutions shall be valid if passed by the favorable vote of shares representing at least 75% of the outstanding common shares. An Extraordinary Stockholders' Meeting called pursuant to a second or later notice may be held validly if at least 51% of the common shares are represented thereat, and its resolutions shall be valid if passed by the favorable vote of shares representing at least 51% of the common shares. In order for an Extraordinary Stockholders' Meeting called to address any issues on which the Series L shares of stock are entitled to vote to be regarded legally convened pursuant to a first notice, at least 75% of all of the paid up

voting stock must be represented thereat. In the event of a second or later notice, such meeting may be validly held if at least 51% of all of the paid up voting stock is represented thereat. In any event, whether the meeting is held pursuant to a first or later notice, its resolutions shall be valid if passed by the favorable vote of shares representing at least 51% of all of the paid up voting stock, provided that said 51% includes the favorable vote of a majority of the common stock.

The approval of a Special Series L Stockholders' Meeting shall be necessary in order for the resolutions of Extraordinary Stockholders' Meetings to be valid, regarding the cancellation of the registration of the Series L shares or other securities represented by said Series in the Securities and Special sections of the Securities Register and in Mexican or foreign stock exchanges where they are listed, except for quotation systems and other markets not organized as stock exchanges.

The same rules set for Extraordinary Stockholders' Meetings shall apply to Special Stockholders' Meetings, but the rules shall refer to the special categories of shares involved. However, the rules set in these By-Laws for Ordinary Stockholders' Meetings shall apply to Special Stockholders' Meetings called to appoint Directors by the Series L stockholders and to approve the cancellation of the Series L shares in the Securities Register and in Mexican or foreign stock exchanges

where they are listed, other than quotation systems and other markets not organized as stock exchanges, and reference shall be made to such Series of shares.

The Stockholders' Meetings may be called by the Board of Directors, the Company Examiner or, in certain cases, by a competent judge. The Board of Directors or the Examiner must call General Stockholders' Meetings upon the written request of stockholders representing 33% of the outstanding stock entitled to vote at such meeting. The notices for Stockholders' Meetings must be published on one of the largest circulation dailies of the City of Saltillo, State of Coahuila, and on one of the largest circulation dailies of the City of Mexico, Federal District, at least 15 days prior to the date set to hold the meeting. All of Stockholders' Meetings must be held at the Company's domicile (the City of Saltillo, State of Coahuila).

The Company's management shall be entrusted to a Board of Directors made up by at least nine members, as decided by an Ordinary Stockholders' Meeting. A Deputy Director may be appointed for every Proprietary Director. The Directors shall hold office for two years. The members of the Board of Directors shall be appointed by a majority vote of the shares represented at the meeting. Stockholders representing at least 10% of all of the paid up capital stock shall be entitled to appoint a Proprietary Director and her/his respective Deputy. Once the minority appointments have been made, if any, the Ordinary

Stockholders' Meeting will determine the total number of Directors that will make up the Board of Directors and will appoint the other Board members by a majority vote, without counting the votes of the stockholders who exercised the minority right to which this paragraph refers.

Up to two Proprietary Directors and their respective Deputies, if any, appointed by a majority vote at a Special Series L Stockholders' Meeting, will be added to the number of Directors appointed by a General Ordinary Stockholders' Meeting. However, any minority Series L stockholders representing 10% of all of the paid up capital stock will be entitled to appoint a Director and her/his Deputy, if proper, at a Special Series L Stockholders' Meeting. In the event that said minority stockholders appoint a Director, the other Board member to be appointed by said Series must be appointed by a majority vote of the remaining stockholders of such Series. The revocation of the appointment of the Directors made by the Series L stockholders must be previously accepted by said stockholders at a Special Stockholders' Meeting.

Stockholders' Conflict of Interests

Under law, any stockholder having interests contrary to the Company's interests in any transaction must abstain from voting on said transaction at the corresponding Stockholders' Meeting. Any stockholder who votes in connection with any transaction in which he has interests contrary to the Company's

interests shall be liable for any damages caused to the Company if said transaction would not have been approved without said stockholder's vote.

Directors' Conflict of Interests

Pursuant to law, any Director having interests contrary to the Company's interests in a certain transaction, must so advise the Board of Directors and shall abstain form voting on such transaction. Any Director who votes on a transaction in which he has interests contrary to the Company's interests, shall be liable for any damages caused to the Company. The Directors and Examiners may not represent stockholders at Stockholders' Meetings.

Rights of Withdrawal

In the event that the stockholders approve a change in the Company's purpose or nationality or the Company's transformation, any stockholders with voting rights on such issue and who voted against any such action, shall have the right to withdraw from the Company and to be reimbursed for his shares, pursuant to the General Business Corporation Law, provided that he so requests within fifteen days following the date on which the respective Stockholders' Meeting was held.

Suspension of Enforcement of any Resolutions Passed by Stockholders' Meetings

Pursuant to law, stockholders representing 33% of the Company's capital stock may oppose, before the competent judge,

any resolutions passed by a Stockholders' Meeting, within fifteen days following the date on which the Stockholders' Meeting was held, on the grounds that said resolutions violate the law or the Company's Charter and By-Laws, and will post a bond to guarantee payment of any damages caused by such opposition. In order to be entitled to so oppose, the stockholders must not have attended the meeting or, if they did attend the meeting, they must have voted against the resolutions involved.

Dividends

Once the Company's financial statements have been approved by a Stockholders' Meeting, the meeting will determine how the net profit for the preceding fiscal year will be allocated, on the understanding that (i) 5% of the profit must be applied to create and replenish the legal reserve fund, until the same equals at least 20% of the capital stock; (ii) if the General Stockholders' Meeting so determines, it may allocate such amounts as it may deem advisable to create or replenish the reserve to buy back the Company's own shares to which Article 14 Bis, Section I, of the LMV refers, as well as the contingency and reinvestment funds and other special reserve funds, and (iii) the balance will be allocated as determined by the Stockholders' Meeting. As of the date of this Prospectus, the Company's legal reserve has been duly created as required by law.

Dissolution and Liquidation

Upon the approval of the Company's liquidation, one or more liquidators will be appointed to wind up the Company's affairs. All of the fully paid up and outstanding shares shall be entitled to participate on a pro rata basis in any distribution due to the liquidation.

Exclusive Jurisdiction

The Company' Charter and By-Laws establish that any action regarding their interpretation or fulfillment of the same must be filed with the competent courts of the City of Saltillo, State of Coahuila.

Forfeiture of Shares

The Company's Charter and By-Laws establish that any stockholders who in the present or in the future acquire an equity participation or interest in the Company formally agree with the Ministry of Foreign Affairs [**Secretaría de Relaciones Exteriores**] (i) to be regarded as Mexican nationals with respect to any shares that they acquire or of which they may be holders, and with respect to the properties, rights, concessions, participations or interests held by the Company or to the rights and obligations arising under any contracts executed by the Company with the Mexican government, and (ii) not to call upon the protection of their governments. If a stockholder calls upon the protection of her/his/its government and violates this Article [of the Company's Charter and by-Laws], she/he/it shall forfeit her/his/its shares in favor of the Mexican nation.

Action Against Directors and Examiners

Pursuant to law, any civil action against the directors or examiners may be filed by means of a resolution passed at a General Ordinary Stockholders' Meeting. In the event that the stockholders decide to file an action, the directors or examiners against whom such action is filed will forthwith stop performing their duties. In addition, stockholders representing at least 33% of the outstanding shares may directly file a civil action against the directors or examiners, provided that (i) said stockholders did not vote against the filing of such action at the corresponding Stockholders' Meeting; and (ii) the lawsuit is filed for all of the damages caused to the Company and not only for the portion caused by such stockholders. Any amount recovered as damages due to such action shall be for the Company's benefit and not for the benefit of the stockholders who filed the action.

Term

The Company's term shall be one hundred years, up to December 20, 2066.

Acquisition by the Company of its Own Shares

Pursuant to the Stock Market Law and the Company's Charter and By-Laws, the Company may acquire shares of its own capital stock, through the BMV, at their current market value. Such acquisition must be authorized by the Board of Directors. In the event of such acquisition, the Company's capital stock

will be reduced by an amount equal to the theoretical value of the shares so acquired (which will be determined by dividing the paid up capital stock by the number of outstanding shares immediately before the acquisition); if the purchase price of said shares exceeds their theoretical value, the difference will be paid out of a special reserve fund created with the net profit to buy back the Company's own shares. Any shares thus acquired will be kept in the Company's treasury for future sale through the BMV. Upon selling such shares, the capital stock will be increased by an amount equal to their theoretical value, and any surplus will be carried forward to the above mentioned reserves. During the time that any shares so acquired remain in the Company's property, no corporate and economic rights vested by said shares may be exercised, and such shares shall not be regarded as outstanding in order to determine the quorum or the voting at Stockholders' Meetings held throughout such time. The Company may also acquire shares representing its own capital stock for amortization with distributable profits, pursuant to a resolution of a General Extraordinary Stockholders' Meeting. In addition, the Company may acquire its own shares of stock pursuant to a court award, in repayment of a stockholder's debt. In this case, the Company must sell such shares within three months following the purchase date. Otherwise, the capital stock will be reduced and the shares involved will be cancelled.

Acquisition in the Event of Cancellation of the Registration of the Shares

In the event that the registration of the Company's shares in the Securities Section of the Securities Register is cancelled, whether upon the Company's request or upon a resolution passed by the CNBV, the stockholders controlling the Company must make a public offer to buy any shares owned by the minority stockholders. Unless the CNBV authorizes a different price, said shares must be purchased by the controlling stockholders at the higher of (a) the average quotation price of said shares in the BMV during the 30 days prior to the date of the offer that said shares were traded, or (b) the book value of said shares, computed on the basis of the last quarterly reports submitted to the CNBV and the BMV before the date of the offer. Pursuant to the Company's Charter and By-Laws, the holders of a majority of the Shares are not under the obligation to make a public offer of the Shares owned by the minority stockholders, if the holders of all of the Company's outstanding Shares approve the cancellation of the registration of the shares in the Securities Register. In order to amend this provision of the Charter and By-Laws, a General Extraordinary Stockholders' Meeting must be held at which the voting quorum shall be 95% of the capital stock and the prior approval of the CNBV shall be required.

Foreign Investment Restrictions

Foreign investment in the capital stock of the Mexican companies is regulated by the Foreign Investment Law [**Ley de Inversión Extranjera**] (the "FIL"), which became effective on December 28, 1993. The Ministry of the Economy [**Secretaría de Economía**] and the National Foreign Investment Commission [**Comisión Nacional de Inversiones Extranjeras**] are charged with applying the FIL.

Under the FIL, certain economic activities are reserved to the state. Certain economic activities are exclusively reserved to Mexican individuals or Mexican companies whose charters and by-laws include the foreign preclusion clause. In addition, the FIL restricts the foreign investment percentage authorized in companies engaged in other specific activities. Right now, there is no restriction as to the foreign investment percentage authorized in the Company's capital stock.

4.2 Management and Stockholders

The following are the Company's present proprietary and deputy directors:

Proprietary Directors	Deputy Directors
Isidro López del Bosque	Isidro López Villarreal
Javier López del Bosque	Javier López De Nigris
Joaquín Arizpe de la Maza	Guillermo Triana Flores
Jorge Chapa Salazar	José Manuel Garza Martínez
Julián Dávila Cepeda (†)	Alejandro Dávila López
Guillermo Elizondo López	Javier Cabello Siller

Claudio X. González
Eduardo López Alanís
Armando López Recio
Antonio Madero Bracho
Andrés M. Sada Zambrano
Eugenio Clariond Reyes
Adán Elizondo Elizondo
Jorge E. Verástegui Saucedo
Francisco López Alanís
Oscar López Recio
Rodolfo Fernández González
Felipe Mellado Flores
Francisco J. Guzmán Álvarez
Examiner

The Board of Directors was appointed at the General Annual Ordinary Stockholders' Meeting held on April 14, 2000, to hold office until fiscal year 2002.

The Company's Board of Directors is appointed by Stockholders' Meetings and is made up by such number of directors, not to be less than nine, as determined by a General Ordinary Stockholders' Meeting. Each stockholder or group of stockholders owning at least 10% of the outstanding common stock is entitled to appoint one Proprietary Director and his/her deputy. Once such appointment by the minority stockholders is made, the other Directors are appointed by a majority vote at an Ordinary Stockholders' Meeting; the Series L stockholders, at a Special Series L Stockholders' Meeting, are entitled to appoint two Proprietary Directors and their deputies.

The Company's surveillance is entrusted to an Examiner appointed by a General Stockholders' Meeting, which may also appoint a deputy Examiner. Pursuant to law, the Examiner's duties include reviewing the Company's transactions, books,

records and other documents and filing a report on such review to a General Annual Ordinary Stockholders' Meeting. The Examiner must attend all of the Board of Directors' and Stockholders' Meetings.

Principal Officers

The following table shows the names of the Company's principal officers, their current positions and the year in which they were appointed.

Name	Principal occupation	Officer since
Isidro López del Bosque	Chairman of the Board of Directors	1966
Javier López del Bosque	Vice Chairman of the Board of Directors and Operations President	1966
Ernesto López De Nigris, Engineer	Operations Vice President-Industrial Products	2001
Juan Carlos López Villarreal, Engineer	Operations Vice President-consumer Products	2001
Emilio del Bosque, Engineer	Corporate Supplies Director	1973
Rodolfo Fernández González, P.A.	Chief Executive Officer-Construction Products Division	1980
José Manuel Garza Martínez, Esq.	Chief Executive Officer-Metal and Mechanical Division	1975
Guillermo Triana Flores, Engineer	Chief Executive Officer-Home Appliances Division	1984
Francisco Guzmán Álvarez, Engineer	Chief Executive Officer-Human Resources	1985
Felipe César Mellado Flores, Engineer.	Chief Executive Officer-Corporate Division and Secretary of the Board of Directors	1976
Jorge E. Verástegui Saucedo,	Chief Executive Officer-	1977

Esq. Public Relations

Management

Mr. Ernesto López De Nigris, Operations Vice President-Industrial Products since May 7, 2001. He was Deputy Director-Metal and Mechanical Division, Director-Bathroom Fixture Business (Vitromex/St. Thomas), Domestic Sales Manager-Vitromex, Plant Director-Cerámica Santa Anita, Supplies and Production Control Manager-Cinsa. Mr. De Nigris is 41 years old and works for GIS since 1989. He holds an Industrial and Systems Engineering Degree from the Instituto Tecnológico de Estudios Superiores de Monterrey ("ITESM") and a Master's Degree in Business Administration from the University of Texas at Austin.

Mr. Juan Carlos López Villarreal, Operations Vice President-Consumer Products since May 7, 2001. He was Deputy Director-Construction Products Division, Director-Diesel Engine Business, Operations Manager, Quality Manager, Projects and Industrial Engineering Manager. Mr. López Villarreal is 38 years old and works for GIS since 1991. He holds an Industrial and Systems Engineering Degree from the ITESM and a Master's Degree in Business Administration from St. Edwards University in the City of Austin, Texas.

Mr. Emilio del Bosque González. Corporate Director-Supplies since August 1995. He was Director-Supplies of the Metal and Mechanical Division and Planning Director of the same Division. Mr. del Bosque González is 55 years old and works for

GIS since 1973. He hold a Mechanical Engineering and Administration Degree from the ITESM and a Master's Degree in Business Administration from the Instituto Panamericano de Alta Dirección de Empresas ("IPADE").

Rodolfo Fernández González. Chief Executive Officer-Construction Products Division since August 1996. He was Vitromex Chief Executive Officer. Mr. Fernández González is 53 years old and works for GIS since 1980. He holds a Public Accounting Degree and a Master's Degree in Business Administration from the ITESM.

Guillermo Triana Flores, Chief Executive Officer-Home Appliances Division since May 1999. He was the Director of the Kitchenware Business, Director of the Cinsa Plant, Supplies Director of Vitromex, Materials Handling Manager of Vitromex, and Sales Managing Director of Vitromex. Mr. Triana Flores is 46 years old and works for GIS since 1984. He holds a Biochemical Engineering Degree and a Master's Degree in Business Administration from the ITESM.

José Manuel Garza Martínez. Chief Executive Officer-Metal and Mechanical Division since August 1998. He was the Chief Executive Officer-Home Appliances Division and Cifunsa's Business and Commercial Director. Mr. Garza works for GIS since June 1975. He is 50 years old, and holds a Bachelor's Degree in Business Administration and a Master's Degree in Business Administration from the ITESM.

Francisco Guzmán Álvarez. Chief Executive Officer-Human Resources since October 1996. He was the Director of the Couplings Business and Director-Human Resource of the Metal and Mechanical Division. Mr. Guzmán works for GIS since 1985. He holds a Mechanical Engineering and Business Administration Degree from the UDEM and a Master's Degree in Organization Development from the ITESM.

Felipe César Mellado Flores. Chief Executive Officer-Corporate Division since November 1989. He was Confad Chief Executive Officer and Finance and Planning Director. Mr. Mellado is 52 years old and has been with GIS for 21 years. He holds a Chemical Engineering and Administration Degree from the ITESM and a Master's Degree in Industrial Engineering from the Georgia Institute of Technology.

Jorge E. Verástegui Saucedo. Chief Executive Officer-Public Relations since February 1997. He was Public Relations Manager and Marketing and Advertising Manager. Mr. Verástegui is 46 years old and works for GIS since 1977. He holds a Bachelor's Degree in Communications Science from the ITESM and a Master's Degree in Business Administration from IPADE.

Main stockholders

The following table contains information on the stock held by the Control Trust [**Fideicomiso de Control**], the López del Bosque Family and heirs, the repurchased sock and the stock held by investors at large in the capital stock of the Company.

Equity Holding

Stockholders	N° of Shares	% of Total Shares
Control Trust	163,748,400	57.0%
López del Bosque Family and heirs	71,452,060	24.8%
Repurchased shares	4,691,040	1.7%
Investors at large	47,385,460	16.5%
	287,276,960	100.0%

Control Trust and Transfer of Shares

The control of the Company's stock and therefore of the subsidiaries' stock is exercised by means of a trust holding 57.1% of all of the Company's outstanding stock (the "Control Trust"). The beneficiaries are members of the six branches of the López family, descendants of Mr. Isidro López Zertuche, the Company' founder. The trustee is BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero. The principal purpose of the trust is to guarantee the continued control of the Company's and to implement a right of first refusal agreed upon in the trust contract, in the event of transfers of beneficiary rights or shares representing the Company's capital stock. The right of first refusal is vested first on the other beneficiaries of the same branch of the transferor's family, and then to the other beneficiaries in proportion to the rights of each beneficiary in the trust. The trust is managed by a Technical Committee made up by a representative of each of the six branches of the López family. The Technical Committee determines how the voting rights are exercised at the Company's Stockholders'

Meetings. The vote is always exercised *en bloc* for all of the trust shares. The trust contract, executed on July 7, 1997, is in effect for 30 years and upon the expiration of such term, the trust fund will be transferred to another trust under terms similar to the terms of the current trust.

Under the Company's Charter and By-Laws, and in view of its stockholding, the Control Trust is entitled to appoint a majority of the members of the Company's Board of Directors and to determine what resolutions General Stockholders' Meetings must pass.

4.3 Auditors

The Company's Auditing firm is KPMG Cárdenas Dosal, S.C. ("KPMG").

KPMG has provided auditing services to the Company and its subsidiaries for over four years.

During that time, KPMG has not issued a qualified or negative opinion and has not abstained from issuing an opinion on the Company's or its subsidiaries' financial statements.

The Auditors are appointed by the Company's Audit Committee.

4.4 Transactions with Related Persons and Conflicts of Interests

In the past three fiscal years, the Company and its Subsidiaries have not entered into transactions or credits with

any persons or companies to which reference is made in Circular Letter 11-33.

V. Stock Market

5.1 Equity Structure

The only shares of GIS quoted in Bolsa Mexicana de Valores, S.A. de C.V., are the Series B shares; the quotation screen code is GISSA.

GISSA is listed in the BMV since 1976.

In the USA, it has established an American Depository Receipts ADR Level 1 program and is listed under the code GISXY in the over-the-counter market. This program was established in March 2000. Each ADR-1 of GISXY includes six Series B shares.

Shares' Marketability

The following table shows the marketability indicator per quarter of the GISSA-B Shares.

1999				2000				2001			
I	II	III	IV	I	II	III	IV	I	II	III	IV
7.64	7.68	7.64	7.53	7.29	6.82	7.31	7.24	6.83	6.93	6.84	6.98

After the share offer that GIS made in 1997, the shares' liquidity improved substantially, as the above table shows.

As a consequence of this improvement, the GISSA-B Shares are a part of the BMV Index ("IPC") since late 1999.

The IPC includes the 35 more marketable shares in the market.

5.2 Behavior of the Shares in the Stock Market

The following table shows the price as of December 31st of each year of the GISSA-B shares:

YEAR	YEAR-END PRICE
1995	11.10
1996	24.30
1997	33.00
1998	24.70
1999	30.30
2000	10.52
2001	9.70

In the last 8 quarters, the per price share behaved as follows:

	2000				2001			
	I	II	III	IV	I	II	III	IV
MAXIMUM	31.0	26.40	19.50	15.70	8.65	9.10	7.50	9.70
MINIMUM	23.40	14.80	15.10	9.80	7.60	7.70	7.00	8.50

In the last six months of fiscal year 2001, the per price share behaved as follows:

	2001					
	JULY	AUGUST	SEPTEMBER	OCTOBER	NOVEMBER	DECEMBER
MAXIMUM	9.00	7.45	7.50	7.90	8.40	9.70
MINIMUM	7.00	7.01	7.00	6.90	7.70	8.50

VI. Exhibits

6.1 Audited Financial Statements

6.2 Letter of Responsibility

(Letterhead of Grupo Industrial Saltillo)

Saltillo, Coahuila, June 24, 2001

National Banking and Securities Commission
[**Comisión Nacional Bancaria y de Valores**]
Stock Trading Supervision Vice President
Insurgentes Sur 1971, Torre Sur, Piso 10
Colonia Guadalupe Inn
01020 Mexico, D.F.

We refer to the annual report regarding the [registration of the] shares of the capital stock of Grupo Industrial Saltillo, S.A. de C.V., in the Securities Section of the National Securities and Intermediaries Register.

1. We are aware of the scope and responsibilities to the investors at large, the competent authorities and other stock market participants, due to our being a company with securities registered in the Securities Section of the National Securities and Intermediaries Register and listed in the Bolsa Mexicana de Valores, S.A. de C.V.

2. We reviewed the Annual Report for the fiscal year which ended on December 31st, 2001, which was drawn up based on the information provided by officers of this Company, and we agree with its content. We are not aware of any relevant information that was omitted or misstated in said report or that said report contains information that might mislead investors.

Yours truly,

Felipe Mellado Flores — Héctor Zamorano Montelongo

Chief Executive Officer
Corporate Division

Corporate Finance Director

cc: Bolsa Mexicana de Valores, S.A. de C.V.

GRUPO INDUSTRIAL SALTILLO

Chiapas 375 Tel.844 411 10 00
Apdo Postal 29-C
25289 Saltillo, Coah. México

Saltillo, Coahuila, June 24, 2001

National Banking and Securities Commission
[**Comisión Nacional Bancaria y de Valores**]
Stock Trading Supervision Vice President
Insurgentes Sur 1971, Torre Sur, Piso 10
Colonia Guadalupe Inn
01020 Mexico, D.F.

We reviewed the report on the extent of compliance with the Better [Corporate] Practices Code of Grupo Industrial Saltillo, S.A. de C.V., dated June 26, 2000, which was prepared based on the information submitted by the Company's Directors and Officers, and agree with its content.

Yours truly,

Isidro López del Bosque Flores	Felipe Mellado
Chairman of the Board of Directors	Secretary

c.c.: Bolsa Mexicana de Valores, S.A. de C.V.

QUESTIONNAIRE ON THE CORPORATE STRUCTURE OF THE ISSUER GRUPO INDUSTRIAL SALTILLO, S.A. DE C.V.

Composition of the Board of Directors	*YES*	*NO*	*Comments*
1) Is the Board of Directors made up by no less than five and no more than fifteen Proprietary Directors? (Principle 2)	X		
2) *Are there only Proprietary Directors? (Principle 3)		X	
3) Can Deputy Directors substitute only for a previously specified Proprietary Director? (Principle 3)	X		Yes, in the case of Equity Owning Directors **(Consejeros Patrimoniales)**; No, in the case of Independent Directors
4) Does the Proprietary Director suggest to the Board the appointment of her/his Deputy? (Principle 3)		X	
5) Do independent and equity owning [**patrimoniales**] Directors jointly constitute less than 40% of the Board of Directors' membership? (Principle 7)	X		
6) Do independent Directors represent at least 20% of all of the Directors? (Principle 7)	X		
7) Does the Board of Directors' annual report mention what Directors are independent Directors and what Directors are equity owning Directors? (Principle 8)		X	Drafted in 2001; it does not mention what Directors are independent Directors and what Directors are equity owning Directors

8) Does the annual report mention the category to which the equity owning Directors belong? (Principle 8)		X	Drafted in 2001; it does not mention the category to which equity owning Directors belong
9) Does the Board of Directors' annual report indicate the principal positions held by each Director as of the date of the report? (Principle 9)		X	Not deemed advisable

* If the answer is yes, the answers to questions 3 and 4 under the Comments Column must be "NOT APPLICABLE."

Board of Directors' Structure	*YES*	*NO*	*Comments*
10) Does the Board of Directors carry out Remuneration and Evaluation, Audit and Planning and Finance Functions? (Principle 10)	X		
11) Are committees made up only by Proprietary Directors? (Principle 12)	X		
12) Is each committee made up by a minimum of three and a maximum of seven members? (Principle 13)	X		
13) Does each independent Director, besides her/his duties in the Board, participate in at least one committee? (Principle 16)	X		Yes, they all are members of some committee or other
14) Is the Audit Committee chaired by an independent Director? (Principle 17)	X		

Operation of the Board of Directors	*YES*	*NO*	*Comments*
15) Does the Board of Directors meet at least four times every year? (Principle 18)	X		
16) Is at least one Board of Directors' Meeting held to define the Company's medium- and long-term strategy? (Principle 18)	X		
17) Is it possible to call a Board of Directors' Meeting with the agreement of at least 25% of the Board members? (Principle 19)	X		
18) Do the Directors have access to all of the relevant information at least five days prior to each Board Meeting? (Principle 20)	X		
19) *Is there any mechanism that guarantees that the Directors can assess issues involving strategic matters, even though they do not receive the necessary information at least five days in advance? (Principle 20)	X		
20) *Is a first-time Director inducted by explaining his duties and the Company's situation? (Principle 21)	X		

Directors' Duties	*YES*	*NO*	*Comments*
21) Do the Directors report to the Board Chairman and Secretary any conflict of interests that causes them to abstain from voting on any matter involving such conflict of interests, and do they actually abstain from participating in the discussion of such matter? (Principle 22)	X		No such case has arisen
22) Do the Directors use the Company's assets or services only to carry on the Company's corporate purpose? (Principle 23)	X		
23) Are clear policies set for the case that the Directors as an exception put the Company's assets to personal uses? (Principle 23)	X		
24) *Do the Directors devote time to perform their duties, and attend at least 70% of the Board Meetings to which they are called? (Principle 24)	X		Average attendance by all of the Board
25) *Do the Directors keep in absolute secrecy all of the corporate matters of which they become aware at the Board Meetings that they attend? (Principle 25)	X		YES, in both cases
26) Do the Proprietary and Deputy Directors keep each other abreast of any matters discussed at Board of Directors' Meetings? (Principle 26)		X	
27) Is the Board of Directors supported with opinions, recommendations and guidelines resulting from the analysis of the Company's performance? (Principle 27)	X		

*** If the answer to this question is yes, the answer must be expanded under the Comments Column.**

REMUNERATION AND EVALUATION FUNCTION

The Evaluation and Remuneration Committee suggests to the Board of Directors, and the latter approves or modifies, procedures to evaluate the Chief Executive Officers and top-ranking officers of the Company's subsidiaries.

Each Chief Executive Officer and the top-ranking officers meet each year with their superiors to set specific goals; the remuneration to which they are entitled is based on the achievement of such goals.

Operation of the Evaluation and Remuneration Committee	*YES*	*NO*	*Comments*
28) Does the Evaluation and Remuneration Committee make sure that the hiring of top-ranking officers and the probable payments for their dismissal from the Company abide by the guidelines approved by the Board of Directors? (Principle 29)	X		The Committee makes proposals and recommendations; the Board decides
29) Are the structure and policies used to determine the remuneration packages of Directors and officers disclosed? (Principle 30)		X	No; this has not been deemed convenient

AUDIT COMMITTEE

The Audit Committee frequently meets throughout the fiscal year in order for the audit duties to be objective and for the information gathered as a result of the Outside and In-house Audits submitted to the Board of Directors to be as transparent as possible.

This Committee also recommends to the Board the firm of External Auditors, which must meet the independence and technical capacity requirements.

The Company's and subsidiaries' financial statements are audited each year, based on accounting principles generally accepted in Mexico.

Selection of Auditors	*YES*	*NO*	*Comments*
30) Does the external auditor's income, as well as that of any other outside review, for auditing the Company, account for 20% of less of the total revenues of the auditing firms? (Principle 32)	X		It is an inter-national auditing firm
31) Is the [auditing firm's] partner that audits the Company changed at least every six years? (Principle 33)	X		The present auditor has been in office four years
32) Is the person who signs the audit report of the Company's annual financial statements other than the person who acts as Examiner? (Principle 34)	X		
33) Does the annual report disclose information about the professional profile of the Company's Examiner? (Principle 35)		X	This has not been deemed necessary
Financial Information			
34) Does the Company have an in-house audit department? (Principle 36)	X		Since 1966
35) Does the Audit Committee submit the accounting policies to the Board for approval? (Principle 37)	X		For the sake of consistency
36) Does the Audit Committee make sure that the intermediate public financial information is prepared pursuant to the same principles, criteria and practices used to draw up the annual reports? (Principle 39)	X		For the sake of consistency
Internal Controls			
37) Is there an internal control system? (Principle 41)	X		For better certainty
38) Are the general guidelines of the internal control system submitted to the Board for approval? (Principle 41)	X		
39) Does the Audit Committee evaluate and issue an opinion on the effectiveness of the internal control system? (Principle 42)	X		
40) Do the external auditors validate the effectiveness of the internal control system and issue a report on said controls? (Principle 43)	X		They do so on their annual audit report

Fulfillment of Provisions	***YES***	***NO***	***Comments***
41) Does the Audit Committee make sure that there are controls that allow to determine whether the Company meets the applicable provisions and does it report periodically to the Board? (Principle 44)	X		The review is made each year
42) Is a review of fulfillment of all applicable provisions made at least once every year? (Principle 44)	X		The review is made each year
43) Is the Board of Directors periodically advised of the Company's legal status? (Principle 45)	X		On a quarterly basis

FINANCE AND PLANNING COMMITTEE

Grupo Industrial Saltillo, S. A. de C. V., does not have a Finance and Planning Committee; everything related to investments, byproducts, borrowing and strategy, among other issues, is directly handled by the Board of Directors.

Operation of the Finance and Planning Committee	***YES***	***NO***	***Comments***
44) Does the Finance and Planning Committee evaluate the feasibility of the Company's main investments and financing transactions? (Principle 47)		X	The Board of Directors directly handles this matter. We now can say Yes
45) Does the Finance and Planning Committee periodically evaluate the Company's strategic position pursuant to the strategic plan? (Principle 48)		X	The Board of Directors directly handles this matter
46) Does the Finance and Planning Committee support the Board by monitoring the consistency of any investment and financing policies with the Company's strategic vision? (Principle 49)		X	

47) Does the Finance and Planning Committee support the Board by reviewing the Company's financial projections, and making sure that they are consistent with the Company's strategic plan? (Principle 50)		X	The Board of Directors directly handles this matter

II. This part is a questionnaire regarding General Stockholders' Meetings.

1) The questions in this form must be answered either Yes or No, with an X on the corresponding column.

2) Where the answer is No (and, as an exception, in the cases of questions 1 and 2, where the answer is Yes), the issuer must state why the involved principle is not complied with and whether an alternative mechanism to the suggested one is available. In these cases, the answer must be provided in the Comments Column, clearly stating the corporate governance practices followed by the Company.

3) The questions refer to a specific section of the Better Corporate Practices Code, in order to contextualize the question.

QUESTIONNAIRE REGARDING GENERAL STOCKHOLDERS' MEETINGS

STOCKHOLDERS' RIGHTS (see section V)

i) Information and Agenda for Stockholders' Meetings	***YES***	***NO***	***Comments***
1) Was the "Miscellaneous" item omitted from the Agenda for Stockholders' Meetings? (Principle 51)	X		
2) Was the grouping of issues related to different subjects in a single item of the Agenda avoided? (Principle 51)	X		
3) Is all of the information on each item of the Agenda for the Stockholders' Meetings available [to the stockholders] 15 days in advance? (Principle 52)	X		
4) Are the stockholders provided with a form which contains detailed information and possible voting alternatives on issues included in the Agenda, in order that they may issue instructions to their attorneys in fact? (Principle 53)		X	Not deemed necessary.
5) Does the information delivered to the stockholders include the proposed composition of the Board of Directors, with information on the candidates' professional profile? (Principle 54)		X	One or more groups of stockhold-ers propose the composition of the Board of Directors to the Stockhold-ers' Meeting

ii) Information and Communication between the Board of Directors and the Stockholders	***YES***	***NO***	***Comments***
6) Does the Board of Directors' annual report to the Stockholders' Meeting include relevant information on the work carried out by each committee and the names of the committee members? (Principle 55)		X	This has not been deemed necessary
7) Are the reports filed by each committee to the Board available to the stockholders together with the material proper of the Stockholders' Meeting? (Principle 55)		X	This has not been deemed necessary
8) Does the Company have policies, mechanisms and persons charged with reporting to the investors and keeping in touch with the stockholders and potential investors? (Principle 56)	X		The persons charged with these duties frequently meet with the investors

CONTENT OF THE CERTIFICATE ON THE APPLICATION OF THE BETTER CORPORATE PRACTICES CODE WHICH WILL BE ATTACHED WITH THE QUESTIONNAIRE OF EXHIBIT 26

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

SUPPL

Notice – Collection and Use of Personal Information: The person [redacted] collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provinc [redacted] rta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the [redacted] d above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities r [redacted]. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) [redacted] (es) or telephone number(s) set out on the back of this report.

02049010

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL WAYSIDE GOLD MINES LTD.

12g 82-1606

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 8

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 25 07 02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE [redacted] LETTERS)

FAMILY NAME OR CORPORATE NAME: CALLAGHAN

GIVEN NAMES: ELAINE

NO. STREET APT: 551 SAVILLE CRESCENT

CITY: NORTH VANCOUVER

PROV: B.C. POSTAL CODE: V7N3A9

BUSINESS TELEPHONE NUMBER: 604-669-6463

BUSINESS FAX NUMBER: 604-669-3041

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

+SEC

PROCESSED
P AUG 08 2002
THOMSON FINANCIAL

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	300000							300000	1	
WARRANTS	240000							240000	1	
COMMON	60107							60107	2	#465704 BC LTD
COMMON	241594	23 07 02	10		35000	.20		206594	1	
		23 07 02	10		15000	.21		191594	1	
		24 07 02	10		50000	.21		141594	1	
		25 07 02	10	8000		.22		149594	1	

02 AUG -2 AM 10:5?

ATTACHMENT ☒ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

I own 100% of #465704 B.C. Ltd.

dlw 8/2

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ELAINE CALLAGHAN

SIGNATURE: E. Callaghan

DATE OF THE REPORT (DAY MONTH YEAR): 01 08 02

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL WAYSIDE GOLD MINES LTD

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: ☐ ☐ ☐ ☐

DATE OF LAST REPORT FILED (DAY MONTH YEAR): ___

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR): ___

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: CALLAGHAN

GIVEN NAMES: ELAINE

NO. / STREET / APT:

CITY:

PROV. / POSTAL CODE:

BUSINESS TELEPHONE NUMBER:

BUSINESS FAX NUMBER:

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☐ ONTARIO
☐ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
	149594	25 07 02	10		8000	.22		141594		
		25 07 02	10		80000	.22		61594		

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ELAINE CALLAGHAN

SIGNATURE:

DATE OF THE REPORT (DAY MONTH YEAR): 01 08 02